As filed with the Securities and Exchange Commission on June 3, 2004

                                                   1933 Act File No. 333-71722
                                                   1940 Act File No. 811-10541

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM N-2
                       (Check appropriate box or boxes)

[X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
            [   ] Pre-Effective Amendment No. ___
            [X] Post-Effective Amendment No. 10
                                    and/or
[X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
            [X] Amendment No. 12

                  OPPENHEIMER TREMONT OPPORTUNITY FUND, LLC
                  -----------------------------------------
               (Exact Name of Registrant Specified in Charter)

      Two World Financial Center, 225 Liberty Street, New York, NY 10281
      ------------------------------------------------------------------
  (Address of Principal Executive Offices) (Number, Street, City, State, Zip
                                    Code)

                                1-800-858-9826
                                --------------
             (Registrant's Telephone Number, Including Area Code)

                                 Dina C. Lee
                            OppenheimerFunds, Inc.
      Two World Financial Center, 225 Liberty Street, New York, NY 10281
      ------------------------------------------------------------------
   (Name and Address (Number, Street, State, Zip Code) of Agent for Service)

Approximate Date of Proposed Public Offering:  May 31, 2004

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box [X]

It is proposed that this filing will become effective (check applicable box):
[ X] when declared effective pursuant to section 8(c), or as follows:
(the following boxes are included on the basis that the Registrant makes repurchase offers under Rule 23c-3 under the Investment Company Act of 1940 and is making this filing in accordance with Rule 486 under the Securities
Act of 1933)
[    ] immediately upon filing pursuant to paragraph (b)
[    ] on _____________ pursuant to paragraph (b)
[    ] 60 days after filing pursuant to paragraph (a)
[    ] on _____________ pursuant to paragraph (a) of Rule 486.
[ ] This  post-effective  amendment  designates  a new  effective  date  for a previously-filed registration statement.

[ ] This  form is filed to  register  additional  securities  for an  offering pursuant  to Rule  462(b)  under the  Securities  Act and the  Securities  Act registration  statement number of the earlier effective registration statement for the same offering is 333-71722.

                               SIGNATURES

     Pursuant  to  the  requirements  of the  Securities  Act of  1933  and  the
Investment Company Act of 1940, the Registrant has duly caused this registration statement  to be  signed  on its  behalf  by  the  undersigned,  thereunto  duly authorized,  in the City of New York,  and State of New York,  on the 3rd day of
June, 2004. OPPENHEIMER TREMONT OPPORTUNITY FUND, LLC

                              By:   /s/ John V. Murphy*
                                    -------------------
                                    Name: John V. Murphy
                                    Title: President, Manager &
                                    Chairman of the Board of Managers

     Pursuant to requirements  of the Securities Act of 1933, this  registration statement has been signed by the following persons in the capacities indicated.

Signature                               Title                           Date

/s/ Brian W. Wixted
-------------------             Treasurer, Principal            June 3, 2004
Brian W. Wixted                 Financial & Accounting
                                Officer

/s/  Ronald J. Abdow
------------------------------  Manager                         June 3, 2004
Ronald J. Abdow

/s/  John V. Murphy
------------------------------  Manager                         June 3, 2004
John V. Murphy

/s/  Eustis Walcott
------------------------------  Manager                         June 3, 2004
Eustis Walcott

/s/  Joseph M. Wikler
------------------------------  Manager                         June 3, 2004
Joseph M. Wikler

/s/  Peter I. Wold
------------------------------  Manager                         June 3, 2004
Peter I. Wold

By:   /s/ Robert G. Zack
----------------------------------------
Robert G. Zack, Attorney in Fact

                         PROSPECTUS dated July 30, 2004

                               OPPENHEIMER TREMONT
                              OPPORTUNITY FUND, LLC
                            Limited Liability Company
                                    Interests
                              --------------------

     INVESTMENT  OBJECTIVE.  The Fund is a limited liability company  registered under the  Investment  Company Act of 1940,  as amended,  as a  non-diversified, closed-end  management investment company. The Fund's investment objective is to seek to generate  consistently  absolute returns over various market cycles. The
Fund will pursue this  objective  by investing  primarily in private  investment partnerships  and  similar  investment  vehicles  that  employ  a wide  range of specialized investment strategies.

 (continued on following page)
     --------------------

     Investing in the Fund's limited liability  company interests  ("Interests")
involves a high degree of risk. See "RISK FACTORS" beginning on page 15.

     Neither the  Securities and Exchange  Commission  nor any state  securities commission  has  approved or  disapproved  these  securities  or passed upon the adequacy of this prospectus.  Any  representation  to the contrary is a criminal offense.

     --------------------

     OppenheimerFunds   Distributor,   Inc.  (the  "Distributor")  acts  as  the
     distributor  of  Interests  on a best  efforts  basis,  subject  to various conditions.  Interests are being offered  through the Distributor and other brokers and dealers  that have entered  into  selling  agreements  with the
     Distributor.  Interests  will be sold only to  "Qualified  Investors."  See
     "Investor  Qualifications."  The full  amount  of the  sales  load  will be reallowed by the Distributor to selling  brokers and dealers.  In addition, the  Distributor  (or one of its affiliates) may pay from its own resources additional  compensation to brokers and dealers of up to 1% of the value of
     Interests   sold  by  such   brokers  and   dealers.   (See   "Distribution
     Arrangements.")

                              --------------------
                         OppenheimerFunds Distributor, Inc.

(continued from previous page)

     INVESTMENT  PROGRAM.  The Fund will  pursue  its  investment  objective  by investing  primarily in private  investment  partnerships and similar investment vehicles  ("Portfolio  Funds") that are managed by a select group of alternative asset managers  ("Portfolio  Managers")  that employ a wide range of specialized investment  strategies.  It will allocate its assets dynamically among a variety of alternative investment strategies that each individually offers the potential for attractive  investment returns and are expected to blend together within the
Fund's  portfolio  to limit the Fund's  overall  investment  exposure to general trends in  equity,  debt and  other  markets.  The  investment  programs  of the
Portfolio  Managers  may  include  both  market  neutral  strategies,   such  as
long/short equity investing and various types of arbitrage  strategies,  as well as directional strategies,  such as event driven and distressed investments.  In allocating the Fund's assets among  Portfolio  Managers that pursue  directional strategies,  the Fund's investment  manager will emphasize  investment  programs that it  believes  are  most  likely  to  achieve  high  rates of  return  under prevailing market conditions.  Many of these investment programs involve the use of hedging and arbitrage  techniques in the equity,  fixed income,  currency and commodity  markets.  Portfolio  Managers may invest and trade in a wide range of instruments  and  markets,  including,  but not limited to,  U.S.  and  non-U.S.
equities and equity-related  instruments,  currencies,  financial  futures,  and fixed  income  and other  debt-related  instruments.  In  connection  with their
investment  programs,   Portfolio  Managers  will  make  use  of  a  variety  of
sophisticated  investment  techniques  that often  involve,  among other things, short  sales of  securities,  the use of  leverage  (i.e.,  borrowing  money for investment  purposes),  and  transactions  in  derivative  securities  and other financial instruments such as stock options,  index options,  futures contracts, and options on futures. In lieu of investing in Portfolio Funds, the Fund may on occasion retain a Portfolio Manager to manage a designated portion of the Fund's assets in accordance with the Portfolio Manager's specialized  investment style.
The Fund's  investment  manager will have primary  responsibility  for selecting
Portfolio  Managers  and  determining  the  portion of the  Fund's  assets to be allocated  to each  Portfolio  Manager.  It will  consider  various  criteria in selecting Portfolio Managers,  including:  the historical investment performance of the Portfolio  Manager;  its reputation and experience;  the effectiveness of its risk management systems; its adherence to its stated investment  philosophy;
the quality and stability of the Portfolio Manager's  organization;  and whether key  personnel of the  Portfolio  Manager have  substantial  investments  in the
Portfolio Manager's investment program.

     INVESTMENT  ADVISER.  OppenheimerFunds,  Inc. (the "Adviser") serves as the
Fund's  investment  adviser.  It has  operated as an  investment  adviser  since
January 1960. The Adviser  (including its  subsidiaries)  managed more than $155 billion of assets as of March 31,  2004.  Its clients  include  the  Oppenheimer mutual funds with more than 7 million investor accounts.

     MANAGER. Tremont Partners, Inc. (the "Investment Manager"), an affiliate of the Adviser, serves as the investment manager and provides day-to-day investment management  services  to the Fund,  subject to the  general  supervision  of the
Adviser.  Since 1984,  the Investment  Manager and its affiliates  have provided alternative  investment  solutions to a diverse client base, including financial institutions,  mutual funds, other investment companies, investment managers and high net worth individuals.

     RESTRICTIONS ON TRANSFER.  With very limited exceptions,  limited liability company  interests in the Fund  ("Interests") are not transferable and liquidity will be provided only through  repurchase  offers which may be made from time to time by the Fund as  determined  by the  Board  of  Managers  of the  Fund  (the
"Board") in its sole discretion. See "Repurchases of Interests and Transfers."

     REPURCHASES  OF  INTERESTS.  To provide a limited  degree of  liquidity  to investors,  the Fund from time to time will offer to repurchase its  outstanding
Interests  pursuant to written tenders by investors.  Repurchase  offers will be made at such  times and on such terms as may be  determined  by the Board in its sole  discretion.  The Fund intends to offer to repurchase  Interests twice each year, as of the last  business day of March and  September.  The Fund's  Limited
Liability Company Agreement (the "LLC Agreement") provides that the Fund will be dissolved if the Interest of any investor that has  submitted a written  request for  repurchase  of its  Interest,  in  accordance  with  the  terms  of the LLC
Agreement,  has not been  repurchased  by the Fund  within a period of two years after the investor's request. A redemption fee equal to 1.00% of the value of an
Interest (or portion of an Interest)  repurchased  by the Fund will apply if the date as of which the Interest is to be valued for purposes of repurchase is less than one year following the date of a Member's  initial  investment in the Fund.
See "Repurchases of Interests and Transfers."

     MANAGEMENT  FEE AND INCENTIVE  ALLOCATION.  The Fund will pay the Adviser a monthly fee (the  "Management  Fee") computed at the annual rate of 1.20% of the aggregate  value of outstanding  Interests  determined as of the last day of the month  (before  any  repurchases  of  Interests  or  the  Incentive  Allocation, described below). See "Management of the Fund--General."

     The Adviser (or an affiliated company of the Adviser that it designates) is also entitled to receive a performance-based  allocation equal to 10% of the net profits,  if any, in excess of the "Preferred  Return" that otherwise would have
been  credited  to  the  capital   account  of  each  investor  (the  "Incentive
Allocation").  Generally, the Incentive Allocation will be made as of the end of each  calendar  year and upon the  repurchase of an Interest (or a portion of an
Interest).  It will apply only to net profits that exceed both:  (i) any balance in a  "Loss  Recovery  Account"  established  for the  investor;  and  (ii)  the
Preferred  Return.  The Preferred Return is an amount  determined by applying an annual percentage rate equal to 8% to the capital account balance of an investor as of the beginning of each fiscal period within the applicable period for which the Incentive Allocation is to be determined (an "Allocation Period").

     With respect to a  repurchase  by the Fund as of a date that would not, but for  such  repurchase,  be  the  end  of an  Allocation  Period,  the  Incentive
Allocation  will apply on a  proportionate  basis if a portion of an  investor's
Interest is repurchased by the Fund. In such case, the Incentive Allocation will be made on a pro rata  portion  of any net  profits  allocable  to the  investor
(based  on  the  percentage  portion  of  the  Interest  repurchased),   and  by
attributing a pro rata portion of both the  Preferred  Return and any balance in the Loss Recovery Account to the portion of the Interest being repurchased (with appropriate  reduction to the Preferred Return and the remaining  balance of the
Loss  Recovery   Account  as  to  the  portion  of  the  Interest  that  is  not repurchased).

     The  Incentive  Allocation  presents  risks  that are not  present in funds without an incentive  allocation.  The overall fees,  expenses and the Incentive
Allocation payable by the Fund or borne by its investors will be higher than the fees and expenses of most other registered investment  companies,  but generally will be similar to those of many  private  investment  funds and  certain  other registered investment companies with investment policies similar to those of the
Fund. See "Management of the Fund--Incentive Allocation."

     INVESTOR QUALIFICATIONS. Interests are being offered only to investors that represent  that they are natural  persons or  companies  (other than  investment companies)  that have a net worth  (or in the case of  individuals,  a joint net worth with their spouse) of more than $1,500,000 or that they meet certain other
qualification   requirements  ("Qualified   Investors").   The  minimum  initial
investment  in the Fund by any investor is $50,000,  and the minimum  additional investment in the Fund by any investor is $5,000.  Investors generally must hold their  Interests  through the Distributor or through a broker or dealer that has entered  into a selling  agreement  with the  Distributor.  Interests  are being offered only to investors that are U.S.  persons for Federal income tax purposes and  may  not  be  purchased  by  charitable  remainder  trusts.  See  "Investor
Qualifications."

     This  prospectus  concisely  provides the  information  that a  prospective investor  should know about the Fund before  investing.  You are advised to read this  prospectus  carefully  and to retain it for future  reference.  Additional information  about the Fund,  including a statement  of  additional  information
("SAI")  dated July 30, 2004,  has been filed with the  Securities  and Exchange
Commission (the "SEC").  The SAI is available upon request and without charge by writing the Fund at the address above or by calling (800)  858-9826.  The SAI is incorporated  by reference  into this  prospectus in its entirety.  The table of contents of the SAI appears on page 51 of this  prospectus.  The SAI,  and other
information   about  the  Fund,   is  also   available  on  the  SEC's   website
(http://www.sec.gov).  The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link.

     Interests are not deposits or obligations of, or guaranteed or endorsed by, any bank or other  insured  depository  institution,  and are not insured by the
Federal Deposit  Insurance  Corporation,  the Federal Reserve Board or any other government agency.

     You should rely only on the information  contained in this prospectus.  The
Fund has not authorized  anyone to provide you with different  information.  The
Fund is not  making an offer of  Interests  in any  state or other  jurisdiction where the offer is not  permitted.  You should not assume  that the  information provided  by this  prospectus  is accurate as of any date other than the date on the front of this prospectus.

      TABLE OF CONTENTS                                                  PAGE

                               Oppenheimer           Tremont

                               Opportunity  Fund,  LLC  (the
                               "Fund")    is    a    limited
                               liability  company.  The Fund
                               is     registered     as    a

PROSPECTUS SUMMARY             non-diversified,   closed-end
            This   is  only  a management         investment

summary.   The  summary   does company under the  Investment
not   contain   all   of   the Company   Act  of  1940,   as
information  that  you  should amended   (the    "Investment
consider  before  investing in Company                Act").
the Fund.  You  should  review OppenheimerFunds,  Inc.  (the
the more detailed  information "Adviser")   serves   as  the
contained  in this  prospectus Fund's  investment   adviser.
and in the SAI.                Tremont  Partners,  Inc. (the
                               "Investment   Manager"),   an

The Fund                       affiliate   of  the  Adviser,
                               serves    as    the    Fund's
                               investment manager.

                               Investors     who    purchase
                               limited   liability   company
                               interests    in   the    Fund
                               ("Interests")      in     the
                               offering,  and other  persons
                               who  acquire   Interests  and
                               are  admitted  to the Fund by
                               its  Board of  Managers  (the
                               "Board"),     will     become
                               members     of    the    Fund
                               ("Members").

Investment Objective and Principal    The  Fund's  investment  objective  is to
  Strategies                          seek to  generate  consistently  absolute

                                      returns over various market  cycles.  The
                                      Fund seeks to achieve  this  objective by
                                      allocating   its  assets  for  investment
                                      among  a  select  group  of   alternative
                                      asset  managers  ("Portfolio   Managers")
                                      employing  a wide  range  of  specialized
                                      investment  strategies.  It will allocate
                                      its  assets  dynamically  among a variety
                                      of  alternative   investment   strategies
                                      that   each   individually    offer   the
                                      potential   for   attractive   investment
                                      returns   and  are   expected   to  blend
                                      together  within the Fund's  portfolio to
                                      limit  the  Fund's   overall   investment
                                      exposure  to  general  trends in  equity,
                                      debt and other  markets.  The  Investment
                                      Manager  is  primarily   responsible  for
                                      selecting  the  Portfolio   Managers  and
                                      determining  the  portion  of the  Fund's
                                      assets to be allocated to each  Portfolio
                                      Manager,    subject   to   the    general
                                      supervision   of  the   Adviser  and  the
                                      Board.  The  Fund  will  implement  these
                                      allocation    decisions    by   investing
                                      primarily    in    private     investment
                                      partnerships   and   similar   investment
                                      vehicles  that are  managed by  Portfolio
                                      Managers ("Portfolio Funds").

     The investment  programs of the Portfolio  Managers may include both market neutral  strategies,  such as long/short equity investing and various types of arbitrage strategies,  as well as directional strategies,  such as event driven and distressed  investments.  Although some  Portfolio  Managers may pursue  strategies  that  historically  have  exhibited low  correlation to traditional equity markets, other Portfolio Managers may pursue directional strategies.  In allocating the Fund's assets among Portfolio  Managers that pursue  directional  strategies,  the  Investment  Manager  will  emphasize investment  programs that it believes are most likely to achieve high rates of  return  under  prevailing  market  conditions.  Many of the  investment programs of  Portfolio  Managers  involve the use of hedging and  arbitrage techniques  in the equity,  fixed income,  currency and commodity  markets.
     These  investment  programs  employ a variety of  sophisticated  investment techniques that include, among other things, short sales of securities, use
     of  leverage  (i.e.,   borrowing  money  for  investment   purposes),   and
     transactions in derivative  securities and other financial instruments such as stock options, index options,  futures contracts and options on futures.
     Portfolio  Managers'  use of these  techniques  will be an integral part of their investment programs, and involves significant risks to the Fund.

     The  investment  strategies  of the Portfolio  Managers may include,  among others:

                                      o     long/short equity;
                                      o     equity hedging and arbitrage;
                                      o     fixed income hedging and arbitrage;
                                      o     currency hedging and arbitrage;
                                      o     index arbitrage;
                                      o     interest rate arbitrage;
                                      o     merger arbitrage;
                                      o     convertible    bond   and   warrant
                                            hedging;
                                      o     statistical    long/short    equity
                                            strategies;
                                      o     pairs trading;
                                      o     event driven; and
                                      o     distressed issuer investing.

     These strategies are described under  "Investment  Objectives and Principal
     Strategies - The Fund's Investment Program."

     Portfolio   Managers  will   generally   invest   primarily  in  marketable
     securities,   although  certain  Portfolio  Managers  may  also  invest  in privately  placed  securities  and  other  investments  that are  illiquid.
     Interests in the Portfolio Funds will not themselves be marketable and will only have limited  liquidity.  Portfolio Managers may invest and trade in a wide range of  instruments  and  markets,  including,  but not  limited to, domestic and foreign equities and equity-related  instruments,  currencies, financial  futures,  and fixed income and other  debt-related  instruments.
     Portfolio  Managers are generally not limited as to the markets  (either by location or type, such as large  capitalization,  small  capitalization  or
     non-U.S.  markets)  in which they may invest or the  investment  discipline that they may  employ  (such as value or growth or  bottom-up  or  top-down analysis).

     Portfolio  Funds  in  which  the  Fund  will  invest  may  include  private investment limited partnerships, joint ventures, other investment companies and similar entities managed by Portfolio Managers.  In addition,  the Fund may on occasion retain one or more Portfolio  Managers to manage and invest designated  portions of the Fund's  assets  (either as  separately  managed accounts or by creating separate  investment  vehicles in which a Portfolio
     Manager  will serve as general  partner of the vehicle and the Fund will be the sole limited  partner).  (Any  arrangement  in which the Fund retains a
     Portfolio  Manager to manage an account or investment  vehicle for the Fund is referred to as a "Portfolio Account.")

     The  Investment  Manager  will  select  Portfolio  Managers on the basis of various criteria,  generally  including,  among other things: the Portfolio
     Manager's  performance  during various time periods and market cycles;  the
     Portfolio Manager's reputation,  experience and training;  its articulation of, and adherence to, its  investment  philosophy;  the presence and deemed effectiveness  of  its  risk  management  discipline;  results  of  on-site interviews  of the  management  team;  the  quality  and  stability  of the
     Portfolio   Manager's   organization,   including   internal  and  external
     professional  staff;  and the existence of  substantial  investments in the
     Portfolio  Manager's  investment  program by key personnel of the Portfolio
     Manager.

     The Investment  Manager will regularly  evaluate each Portfolio  Manager to determine  whether its  investment  program is  consistent  with the Fund's
     investment   objective   and  whether   its   investment   performance   is
     satisfactory.  Based on these  evaluations,  the  Investment  Manager  will allocate and reallocate the Fund's assets among Portfolio  Managers and may terminate or add Portfolio Managers.  The termination of Portfolio Managers and  the  addition  of  Portfolio  Managers  that do not  manage  Portfolio
     Accounts will not require the approval of Members.

     See "Investment Objective and Principal Strategies."

     An investment in the Fund involves  substantial  risks and no assurance can be given that the Fund will achieve its investment objective.

The Investment Adviser                The    Fund's     investment     adviser,
                                      OppenheimerFunds,  Inc.,  has operated as
                                      an   investment   adviser  since  January
                                      1960.   The   Adviser    (including   its
                                      subsidiaries)   managed  more  than  $155
                                      billion  of assets as of March 31,  2004.
                                      Its  clients   include  the   Oppenheimer
                                      mutual  funds  with  more  than 7 million
                                      investor accounts.

     Pursuant to an investment  advisory  agreement with the Fund (the "Advisory
     Agreement"),  the Adviser is responsible for developing,  implementing  and supervising  the Fund's  investment  program.  The  Adviser is  authorized, subject  to the  approval  of the Board and  Members,  to retain one of its affiliates  to  provide  any or all of  the  investment  advisory  services required to be  provided to the Fund or to assist the Adviser in  providing these services. See "Management of the Fund--General."

     In consideration of services provided by the Adviser, the Fund will pay the
     Adviser a monthly fee (the "Management Fee") computed at the annual rate of
     1.20% of the aggregate value of outstanding  Interests determined as of the last day of the month  (before any  repurchases  of  Interests or Incentive
     Allocations). See "Management of the Fund." In addition, the Adviser (or an affiliated company of the Adviser that it designates) is entitled to be the special advisory member of the Fund (the "Special  Advisory Member") and to receive in such capacity a performance-based  incentive  allocation that is determined  as a  percentage  of the net  profits in excess of a  preferred return  otherwise  allocable  to each  Member  and  allocated  to a capital account  in the Fund  maintained  solely  for this  purpose  (the  "Special
     Advisory Account"). See "Management of the Fund--Incentive  Allocation." The
     Investment Manager The Investment Manager, an affiliate of the Adviser, has been retained by the Adviser to serve as the Fund's investment  manager and is responsible for providing day-to-day  investment  management services to the Fund,  subject to the  supervision  of the  Adviser.  Since  1984,  the
     Investment Manager and its affiliates have provided alternative  investment solutions  to a diverse  client  base,  including  financial  institutions, mutual funds,  other investment  companies and high net worth  individuals.
     These  services  include  tracking and  evaluating  over 2,000 domestic and offshore  investment funds. The Investment  Manager and its affiliates were responsible  for the allocation of over $4.8 billion of client assets among alternative investment  strategies,  as of March 31, 2004. The Adviser will pay the Investment  Manager a monthly fee equal to 50% of the amount of the
     Management  Fee earned by the Adviser  pursuant to the Advisory  Agreement.
     See "Management  of the Fund." In addition,  the Adviser has designated the
     Investment  Manager as the Special  Advisory  Member entitled to receive in such capacity a performance-based  incentive  allocation that is determined as a  percentage  of the  net  profits  in  excess  of a  preferred  return otherwise  allocable to each Member. The Investment  Manager's retention as the  Fund's  investment  manager  was  approved  by the  Board and was also approved  by the  Adviser  as the Fund's  sole  initial  Member.  Incentive
     Allocation  The Adviser (or an  affiliated  company of the Adviser  that it designates) is entitled to receive a performance-based  allocation equal to
     10% of the net  profits,  if  any,  in  excess  of the  "Preferred  Return"
     (described  below) that  otherwise  would have been credited to the capital
     account  of  each  Member  (the  "Incentive  Allocation").   The  Incentive
     Allocation will be debited from each Member's  capital account and credited to the Special Advisory  Account,  and generally will be made as of the end of each calendar year, and upon the repurchase of the Member's Interest (or any portion thereof).  It will apply only to net profits for the applicable period that  exceed  both:  (i) the  Preferred  Return for the period;  and
     (ii) any balance in a "Loss Recovery Account" (described below) established for the Member.

     The  Preferred  Return  is an  amount  determined  by  applying  an  annual percentage  rate equal to 8% to the capital  account balance of a Member as of the beginning of each fiscal period within the applicable the period for which  the  Incentive  Allocation  is  to  be  determined  (an  "Allocation
     Period").

     The  Incentive  Allocation  will be made only with  respect to net  profits allocable to a Member that exceed any balance in the Member's Loss Recovery
     Account.  The Loss Recovery Account is a memorandum account with respect to each Member that has an initial  balance of zero. As of the first day after the close of each Allocation Period, the balance of the account is adjusted in the manner provided by the Fund's Limited  Liability  Company  Agreement
     (the "LLC  Agreement")  to  increase  the  balance  to  reflect  net losses allocated to the Member and to decrease the balance (but not below zero) to reflect any net profits allocated to the Member.  The Loss Recovery Account operates to assure that a Member is not subject to the Incentive Allocation on net profits except to the extent they exceed prior net losses.

     With respect to a  repurchase  by the Fund as of a date that would not, but for such  repurchase,  be the end of an  Allocation  Period,  the Incentive
     Allocation will apply on a  proportionate  basis if a portion of a Member's
     Interest is repurchased by the Fund. In such case, the Incentive Allocation will be made on a pro rata  portion  of any net  profits  allocable  to the
     Member (based on the percentage portion of the Interest  repurchased),  and by  attributing a pro rata portion of the Preferred  Return and any balance in  the  Loss  Recovery  Account  to the  portion  of  the  Interest  being repurchased  (with  appropriate  reduction to the Preferred  Return and the remaining  balance of the Loss  Recovery  Account as to the  portion of the
     Interest that is not  repurchased).  See "Management of the  Fund--Incentive
     Allocation."

     The Adviser has designated the Investment  Manager as the Special  Advisory
     Member of the Fund  entitled  to  receive  the  Incentive  Allocation.  See
     "Management of the Fund--General."

Administration Fee                    Pursuant to an  Administration  Agreement
                                      between  the  Fund and the  Adviser,  the
                                      Fund will pay the  Adviser a monthly  fee
                                      computed  at the annual  rate of 0.25% of
                                      the   aggregate   value  of   outstanding
                                      Interests  determined  as of the last day
                                      of the month (before any  repurchases  of
                                      Interests  or Incentive  Allocations)  in
                                      consideration for certain  administrative
                                      services  provided  to  the  Fund  by the
                                      Adviser.    See    "Management   of   the
                                      Fund--Administrative Services."
Investor Servicing Fee                The    Fund    will    pay   a   fee   to
                                      OppenheimerFunds  Distributor,  Inc. (the
                                      "Distributor")   to   reimburse   it  for
                                      payments  made  to   broker-dealers   and
                                      certain  financial   advisers  that  have
                                      agreed  to   provide   ongoing   investor
                                      services    and    account    maintenance
                                      services  to  investors  in the Fund that
                                      are their  customers  ("Investor  Service
                                      Providers").   This   fee  will  be  paid
                                      quarterly and will be in an amount,  with
                                      respect   to   each   Investor    Service
                                      Provider,  not to exceed  the  lesser of:
                                      (i)  0.50%  (on an  annualized  basis) of
                                      the   aggregate   value  of   outstanding
                                      Interests  held by investors that receive
                                      services   from  the   Investor   Service
                                      Provider,  determined  as of the last day
                                      of  the  calendar   quarter  (before  any
                                      repurchases    of    Interests   or   the
                                      Incentive   Allocation);   or  (ii)   the
                                      Distributor's   actual  payments  to  the
                                      Investor    Service     Provider.     See
                                      "Management    of    the    Fund--Investor
                                      Servicing Arrangements."
Borrowing                             The Fund is  authorized  to borrow  money
                                      for   investment   purposes,    to   meet
                                      repurchase    requests   and   for   cash
                                      management  purposes.  Borrowings  by the
                                      Fund,  including any borrowings on behalf
                                      of  Portfolio  Accounts,  will be subject
                                      to  a  300%  asset  coverage  requirement
                                      under   the   Investment   Company   Act.
                                      Borrowings  by  Portfolio  Funds  are not
                                      subject   to   this   requirement.    Any
                                      borrowings  by the  Fund  for  investment
                                      purposes (a practice know as  "leverage")
                                      will  be  made   solely   for   Portfolio
                                      Accounts and involve  certain risks.  See
                                      "Risk Factors - Leverage;  Borrowing" and
                                      "Investment   Objective   and   Principal
                                      Strategies - Borrowing; Use of Leverage."
Investor Qualifications               Interests   are  being  offered  only  to
                                      investors  that  represent  that they are
                                      individuals  or  companies   (other  than
                                      investment  companies)  that  have  a net
                                      worth (or in the case of  individuals,  a
                                      joint net worth  with  their  spouse)  of
                                      more  than  $1,500,000  or that they meet
                                      certain other qualification  requirements
                                      ("Qualified  Investors").   In  addition,
                                      Interests   are  being  offered  only  to
                                      investors  that  are  U.S.   persons  for
                                      Federal  income tax  purposes and may not
                                      be  purchased  by  charitable   remainder
                                      trusts.

                                      Before  an  investor  may  invest  in the
                                      Fund,  the  Distributor or the investor's
                                      sales   representative   will  require  a
                                      certification  from the investor  that it
                                      is a Qualified  Investor and that it will
                                      not transfer  its Interest  except in the
                                      limited  circumstances   permitted  under
                                      the   LLC   Agreement.   (The   form   of
                                      investor    certification    that    each
                                      investor   will  be   asked  to  sign  is
                                      contained   in   Appendix   A   of   this
                                      prospectus.)     If     an     investor's
                                      certification   is  not  received  on  or
                                      before  the  date  Interests  are  to  be
                                      issued,  the investor's order will not be
                                      accepted.  See "Investor Qualifications."

Investor Suitability                  An   investment   in  the  Fund  involves
                                      substantial risks.

                                      It is possible  that an investor may lose
                                      some  or all of  its  investment.  Before
                                      making   an   investment   decision,   an
                                      investor    should   (i)   consider   the
                                      suitability  of  this   investment   with
                                      respect to its investment  objectives and
                                      personal   situation  and  (ii)  consider
                                      factors  such as its  personal net worth,
                                      income,    age,   risk    tolerance   and
                                      liquidity needs.
The Offering                          Interests   are   offered   and   may  be
                                      purchased  on a monthly  basis or at such
                                      other times as may be  determined  by the
                                      Board.

                                      The  minimum  initial  investment  in the
                                      Fund   by   an    investor   is   $50,000
                                      (including  the  applicable  sales load).
                                      Subsequent  investments  must be at least
                                      $25,000  (including the applicable  sales
                                      load).    Investments    of   less   than
                                      $500,000  are  subject to a sales load of
                                      2.5% and  investments of $500,000 or more
                                      will be  subject to a sales load of 1.5%,
                                      in each case  computed as a percentage of
                                      the public offering price.
                                      Effective May __, 2004,  the Fund will no
                                      longer   offer   Right  of   Accumulation
                                      privileges  to new Members  who  purchase
                                      Interests  after May __,  2004.  However,
                                      existing   Members   shall   retain   the
                                      ability  to  participate  in the Right of
                                      Accumulation  previously  offered  by the
                                      Fund.   Pursuant   to   such   Right   of
                                      Accumulation,    the   amount   of   each
                                      additional  investment  in the  Fund by a
                                      Member  who  can   participate   will  be
                                      aggregated   with  the   amount   of  the
                                      Member's   initial   investment  and  any
                                      other   additional   investments  by  the
                                      Member  in  determining   the  applicable
                                      sales  load.  The  Right of  Accumulation
                                      also applies to  investments  in the Fund
                                      by an investor's  spouse and  investments
                                      for   certain   related   accounts.    In
                                      addition,  no sales  load will be charged
                                      to  certain  types  of   investors.   See
                                      "Distribution Arrangements."

                                      Also  effective May __, 2004, the Fund no
                                      longer honors Letters of Intent.

                                      The  full  amount  of the  sales  load is
                                      reallowed by the  Distributor  to selling
                                      brokers and  dealers.  In  addition,  the
                                      Distributor  (or  one of its  affiliates)
                                      may   pay   from   its   own    resources
                                      additional  compensation  to brokers  and
                                      dealers  of  up to 1%  of  the  value  of
                                      Interests   sold  by  such   brokers  and
                                      dealers.

Distribution Policy                   The  Fund  has no  present  intention  of
                                      making periodic  distributions of its net
                                      income  or  gains,  if any,  to  Members.
                                      The  amount  and times of  distributions,
                                      if any,  will be  determined  in the sole
                                      discretion  of the Board.  Whether or not
                                      distributions  are made,  Members will be
                                      required  each  year  to  pay  applicable
                                      Federal and state income taxes.

Unlisted Closed-End Structure;        The  Fund  is  a  closed-end   management
  Limited Liquidity and               investment   company.   Closed-end  funds
  Transfer Restrictions               differ    from    open-end     management
                                      investment  companies  (commonly known as
                                      mutual  funds)  in  that  investors  in a
                                      closed-end  fund,  such as the  Fund,  do
                                      not  have  the  right  to  redeem   their
                                      shares or interests on a daily basis.

                                      In  addition,  there is no public  market
                                      for  Interests  and none is  expected  to
                                      develop.  With very  limited  exceptions,
                                      Interests  are  not   transferable,   and
                                      liquidity  will be provided  only through
                                      repurchase  offers made from time to time
                                      by the Fund,  as described  below.  If an
                                      investor   attempts   to   transfer   its
                                      Interest   in   violation   of  the   LLC
                                      Agreement,   the  transfer  will  not  be
                                      permitted    and   will   be   void.   An
                                      investment   in  the  Fund  is  therefore
                                      suitable  only for investors who can bear
                                      the  risks  associated  with the  limited
                                      liquidity  of  Interests  and  should  be
                                      viewed as a long-term investment.
                                      Interests  generally  may  be  held  only
                                      through  the  Distributor  or a broker or
                                      dealer  that has  entered  into a selling
                                      agreement with the Distributor.

Repurchases of Interests              No Member  will have the right to require
                                      the   Fund   to   redeem   the   Member's
                                      Interest.  The  Fund  from  time  to time
                                      may  offer  to   repurchase   outstanding
                                      Interests  pursuant to written tenders by
                                      Members.  Repurchase  offers will be made
                                      at such  times  and on such  terms as may
                                      be  determined  by the  Board in its sole
                                      discretion,  and generally will be offers
                                      to  repurchase a specified  dollar amount
                                      of   outstanding   Interests.   The  Fund
                                      intends to offer to repurchase  Interests
                                      twice each year,  as of the last business
                                      day   of   March   and    September.    A
                                      redemption  fee  equal  to  1.00%  of the
                                      value of an  Interest  (or  portion of an
                                      Interest)  repurchased  by the Fund  will
                                      apply  if  the  date  as  of  which   the
                                      Interest is to be valued for  purposes of
                                      repurchase   is  less   than   one   year
                                      following the date of a Member's  initial
                                      investment  in the Fund.  If  applicable,
                                      the   redemption  fee  will  be  deducted
                                      before  payment  of  the  proceeds  of  a
                                      repurchase.  The LLC  Agreement  provides
                                      that the Fund  will be  dissolved  if the
                                      Interest   of   any   Member   that   has
                                      submitted    a   written    request   for
                                      repurchase    of   its    Interest,    in
                                      accordance  with  the  terms  of the  LLC
                                      Agreement,  has not been  repurchased  by
                                      the Fund  within a  period  of two  years
                                      after the Member's request.

                                      If a repurchase  offer is  oversubscribed
                                      by  Members  who  tender  Interests,  the
                                      Fund  will  repurchase  only  a pro  rata
                                      portion of the Interest  tendered by each
                                      Member.   In   addition,   a  Member  who
                                      tenders for repurchase  only a portion of
                                      an Interest  will be required to maintain
                                      a  minimum  capital  account  balance  of
                                      $50,000,   net  of  the   amount  of  the
                                      Incentive Allocation,  if any, that is to
                                      be debited  from the  capital  account of
                                      the  Member  as of the date that the Fund
                                      values  Interests  for  repurchase.   The
                                      Fund  maintains  the right to reduce  the
                                      portion of an Interest to be  repurchased
                                      from  a  Member  so  that  the   required
                                      minimum   capital   account   balance  is
                                      maintained.

                                      The  Fund  may  redeem  all or part of an
                                      Interest  if,  among other  reasons,  the
                                      Adviser  determines  that it  would be in
                                      the  best  interests  of the  Fund  to do
                                      so.  The  Fund   reserves  the  right  to
                                      reduce  that  portion of the  Interest to
                                      be  purchased  from a Member to  maintain
                                      the Member's  capital  account balance at
                                      $50,000 if a Member  tenders a portion of
                                      an Interest  and the  repurchase  of that
                                      portion would cause the Member's  capital
                                      account   balance   to  fall  below  this
                                      required  minimum.  See  "Repurchases  of
                                      Interests  and  Transfers--No   Right  of
                                      Redemption"   and    "--Repurchases    of
                                      Interests."

Taxation

                                      Special  Fund  Counsel  has  rendered  an
                                      opinion  that the Fund will be treated as
                                      a partnership  and not as an  association
                                      taxable  as  a  corporation  for  Federal
                                      income   tax   purposes.   Special   Fund
                                      Counsel  has also  rendered  its  opinion
                                      that,  under a "facts and  circumstances"
                                      test set forth in regulations  adopted by
                                      the U.S.  Treasury  Department,  the Fund
                                      will  not  be  treated  as  a   "publicly
                                      traded   partnership"    taxable   as   a
                                      corporation.    Accordingly,   the   Fund
                                      should not be  subject to Federal  income
                                      tax,  and each Member will be required to
                                      report on its own annual tax return  such
                                      Member's   distributive   share   of  the
                                      Fund's taxable income or loss.

                                      If  it  were  determined  that  the  Fund
                                      should be treated as an  association or a
                                      publicly traded partnership  taxable as a
                                      corporation  (as a result of a successful
                                      challenge  to the  opinions  rendered  by
                                      counsel  to the Fund or  otherwise),  the
                                      taxable  income  of  the  Fund  would  be
                                      subject to  corporate  income tax and any
                                      distributions  of  profits  from the Fund
                                      would  be  treated  as   dividends.   See
                                      "Taxes."

ERISA Plans And Other                 Because the Fund and Portfolio  Funds may
  Tax-Exempt Entities                 use  leverage,  investors  subject to the

                                      Employee  Retirement  Income Security Act
                                      of 1974  ("ERISA")  and other  tax-exempt
                                      investors  may incur income tax liability
                                      to the  extent  the  Fund's  transactions
                                      are treated as giving  rise to  unrelated
                                      business  taxable  income.  The  Fund  is
                                      not    designed   for    investment    by
                                      charitable    remainder    trusts    and,
                                      therefore,  such trusts may not  purchase
                                      Interests.  See "Taxes."

Risks and Special Considerations      An   investment   in  the  Fund  involves
                                      substantial     risks     and     special
                                      considerations,       including       the
                                      following:
                                      o     Investing  in the Fund  can  result
                                            in a loss of capital invested.
                                      o     Various risks are  associated  with
                                            the     securities     and    other
                                            instruments   in  which   Portfolio
                                            Managers   may   invest   and   the
                                            specialized  investment  techniques
                                            they may use.
                                      o     The Fund is, and certain  Portfolio
                                            Funds  may  be,  newly  formed  and
                                            have no operating histories.
                                      o     Interests     are     subject    to
                                            substantial     restrictions     on
                                            transfer     and    have    limited
                                            liquidity.
                                      o     The Fund is a non-diversified  fund
                                            and  invests  in  Portfolio   Funds
                                            that  may  not   have   diversified
                                            investment  portfolios  and may, in
                                            some   cases,   concentrate   their
                                            investments  in a  single  industry
                                            or group of related industries.
                                      o     Portfolio  Managers will charge the
                                            Fund     asset-based    fees    and
                                            typically  will also be entitled to
                                            receive           performance-based
                                            allocations.     These    are    in
                                            addition to the fees and  Incentive
                                            Allocation imposed by the Fund.
                                      o     Performance-based  allocations  may
                                            create     incentives    for    the
                                            Investment  Manager or a  Portfolio
                                            Manager to make risky investments.
                                      o     The   Adviser,    the    Investment
                                            Manager  and   Portfolio   Managers
                                            have    conflicts    of   interest.
                                            Portfolio    Managers    may,    in
                                            pursuing   independently   of   one
                                            another      their       respective
                                            investment    objectives,    effect
                                            offsetting   transactions,    which
                                            could  result  in the Fund  bearing
                                            transactional     costs     without
                                            obtaining any benefit.
                                      o     Portfolio  Funds generally will not
                                            be    registered    as   investment
                                            companies   under  the   Investment
                                            Company Act.
                                      o     The  Investment  Manager  may  have
                                            little     or    no     means    of
                                            independently             verifying
                                            information  provided by  Portfolio
                                            Managers.
                                      o     Investors will bear fees,  expenses
                                            and  performance-based  allocations
                                            at the Fund  level  and also at the
                                            Portfolio    Fund   or    Portfolio
                                            Account level.
                                      o     The   Fund   may  be   subject   to
                                            performance-based   allocations  by
                                            Portfolio   Managers  even  if  the
                                            Fund's    overall    returns    are
                                            negative.
                                      o     The  Fund   may   make   additional
                                            investments     in    or     effect
                                            withdrawals  from  Portfolio  Funds
                                            only at certain times.
                                      o     The  Fund  may  receive  securities
                                            that are  illiquid or  difficult to
                                            value    in     connection     with
                                            withdrawals and distributions  from
                                            Portfolio Funds.
                                      o     Delays   in    Portfolio    Manager
                                            reporting   may  delay  reports  to
                                            Members  and  require   Members  to
                                            seek  extensions of the deadline to
                                            file their tax returns.
                                      o     The  fees   and   performance-based
                                            allocations  payable  by  the  Fund
                                            and  Members  are higher than those
                                            of    most     other     registered
                                            investment companies.

     In view  of the  risks  noted  above,  the  Fund  should  be  considered  a speculative investment and investors should invest in the Fund only if they can sustain a complete loss of their investment.

     No guarantee or representation  is made that the investment  program of the
     Fund  or any  Portfolio  Manager  will  be  successful,  that  the  various
     Portfolio  Managers selected will produce positive returns or that the Fund will achieve its investment objective. See "Risk Factors."

     SUMMARY OF FUND EXPENSES The following  table  illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear.

Investor Transaction Expenses
   Maximum Sales Load (as a
percentage of offering price)2.50% (1)
   Redemption Fee (as
percentage of value of
Interest repurchased)........1.00%
      (applies to repurchases
   less than one year after
   date of initial investment)

Annual Expenses (as a
   percentage of net assets
   attributable to
   Interests)
   Management Fee............1.20%
   Administration Fee........0.25%
   Investor Servicing Fee....0.08%
   Other expenses............0.63% (2)
Total annual expenses
      (excluding Incentive
Allocation)..................2.16%

   Incentive Allocation.....10.00% (3)
      (as percentage of net
   profits in excess of
   Preferred Return)

(1)  Investments  of less than  $500,000 are subject to a sales load of 2.5% and investments of $500,000 or more will be subject to a sales load of 1.5%, in each case as a percentage of the public  offering  price.  Under a Right of
     Accumulation offered by the Fund, the amount of each additional  investment in the Fund by a Member will be aggregated  with the amount of the Member's initial  investment and any other  additional  investments by the Member in determining  the  applicable  sales load.  No sales load will be charged to certain  types of  investors.  The Fund has  ceased to offer  this Right of
     Accumulation, and it is available only to Members who notified the Fund, on
     or  before  May  __,  2004,   about  their  desire  to   participate.   See
     "Distribution Arrangements."

(2)  Does not include  ongoing  offering costs (which are not expected to exceed
     1% of net assets annually) which will be charged to capital as incurred and borne by  Members  pro rata in  accordance  with their  respective  capital account balances.

(3)  The Adviser (or an affiliate of the Adviser that it designates) is entitled to receive a performance-based  allocation equal to 10% of the net profits, if any, in excess of the "Preferred  Return" that otherwise would have been
     credited   to  the  capital   account  of  each   Member  (the   "Incentive
     Allocation").  The Preferred Return is an amount  determined by applying an annual  percentage  rate equal to 8% to the  capital  account  balance of a
     Member as of the beginning of each fiscal period within the  applicable the period  for  which  the  Incentive  Allocation  is  to be  determined.  The
     Incentive Allocation will be debited from each Member's capital account and credited  to a capital  account  maintained  solely for this  purpose  (the
     "Special  Advisory  Account"),  and generally will be made as of the end of each calendar year, and upon the repurchase of the Member's  Interest (or a portion thereof).  The Incentive  Allocation will be made only with respect to net  profits  allocable  to a Member  that  exceed  any  balance  in the
     Member's Loss  Recovery  Account.  See  "Management  of the  Fund--Incentive
     Allocation."

     The  purpose  of the table  above is to  assist  prospective  investors  in understanding  the various  costs and  expenses  investors in the Fund will bear directly or indirectly. For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."

     The following  examples are based on the fees and expenses set forth above,
including   the   Incentive   Allocation,   and  should  not  be   considered  a
representation  of future expenses.  Actual expenses may be greater or less than those  shown,  and the Fund's  actual rate of return may be greater or less than the hypothetical 5% return assumed in the examples. If the actual rate of return exceeds 5%, or if the  difference  between the Fund's  actual rate of return and
Preferred  Return is greater than the difference  assumed in the examples below, the dollar  amounts of expenses  (which for purposes of the examples are assumed to include the Incentive  Allocation)  could be significantly  higher because of the Incentive Allocation.

     The  following  examples  are intended to help you  understand  the cost of investing in the Fund.  The examples  assume that you invest  $1,000 in the Fund for the time periods indicated.

     The first example assumes that you redeem all of your investment at the end of those periods. The second example assumes that you keep your investment. Both examples also assume that your investment has a 5% return each year and that the
Fund's  operating  expenses  remain the same. Your actual costs may be higher or lower because expenses will vary over time.

Based on these assumptions your expenses would be as follows:

If shares are redeemed: 1  Year   3 Years    5 Years     10 Years
                        ---------------------------------------------
   ------------------------------------------------------------------
                        $56       $91         $138        $268
   ------------------------------------------------------------------

   ------------------------------------------------------------------
   If shares are not    1 Year    3 Years     5 Years     10 Years
   redeemed:
   ------------------------------------------------------------------
   ------------------------------------------------------------------
                        $46       $91         $138        $268
   ------------------------------------------------------------------

            The  following  examples are intended to help you compare the cost of investing  in the Fund with the cost of  investing  in other mutual  funds.
The examples  assume that you invest  $50,000 in the Fund for the time periods indicated and reinvest your dividends and distributions.

            The first example  assumes that you redeem all of your  investment at the end of those  periods.  The second  example  assumes that you keep your investment.  Both  examples also assume that your  investment  has a 5% return each year and that the  class's  operating  expenses  remain  the  same.  Your actual  costs may be higher or lower  because  expenses  will vary over  time.
Based on these assumptions your expenses would be as follows:

   ------------------------------------------------------------------
   If shares are        1 Year    3 Years     5 Years     10 Years
   redeemed:
   ------------------------------------------------------------------
   ------------------------------------------------------------------
                        $2,819    $4,546      $6,902      $13,403
   ------------------------------------------------------------------
   ------------------------------------------------------------------
   If shares are not    1 Year    3 Years     5 Years     10 Years
   redeemed:
   ------------------------------------------------------------------
   ------------------------------------------------------------------
                        $2,318    $4,546      $6,902      $13,403
   ------------------------------------------------------------------

RISK FACTORS
            An investment in the Fund involves  substantial  risks,  including the risk that the entire amount  invested may be lost.  The Fund allocates its assets to Portfolio  Managers  and invests in  Portfolio  Funds that invest in and actively trade securities and other financial  instruments using a variety of strategies and investment  techniques that may involve  significant  risks.
Various risks are also  associated  with an investment in the Fund,  including risks relating to the  multi-manager  structure of the Fund, risks relating to compensation  arrangements  and risks  relating  to the limited  liquidity  of
Interests.

            Prospective  investors  should  consider the following  factors in determining  whether  an  investment  in the  Fund is a  suitable  investment.
However,  the risks  enumerated below should not be viewed as encompassing all
of  the  risks  associated  with  an  investment  in  the  Fund.   Prospective
investors  should read this entire  prospectus and the statement of additional information  of the Fund (the  "SAI")  and  consult  with  their own  advisers before  deciding  whether to invest.  In  addition,  as the Fund's  investment program develops and changes over time (subject to limitations  established by the Fund's investment  policies and  restrictions),  an investment in the Fund may in the future be subject to additional and different risk factors.

INVESTMENT-RELATED RISKS

            General  Economic  and  Market  Conditions.  The  success  of  the
Fund's  investment  program  may be affected  by general  economic  and market conditions,  such as interest rates,  availability of credit, inflation rates,
economic  uncertainty,   changes  in  laws,  and  national  and  international
political  circumstances.  These  factors may affect the level and  volatility of securities  prices and the liquidity of investments held by Portfolio Funds and Portfolio  Accounts.  Unexpected  volatility or  illiquidity  could impair the Fund's profitability or result in losses.

            Highly Volatile Markets.  The prices of commodities  contracts and all  derivative  instruments,  including  futures and  options,  can be highly volatile.  Price movements of forward,  futures and other derivative contracts in which a Portfolio Fund's or Portfolio  Account's assets may be invested are influenced by, among other things,  interest rates, changing supply and demand relationships,  trade,  fiscal,  monetary  and exchange  control  programs and
policies  of  governments,   and  national  and  international  political  and
economic  events and  policies.  In  addition,  governments  from time to time intervene,  directly and by regulation, in certain markets, particularly those in currencies,  financial instruments,  futures and options. Such intervention often is intended  directly to influence  prices and may,  together with other factors,  cause all of such  markets  to move  rapidly  in the same  direction because of, among other things,  interest rate  fluctuations.  Portfolio Funds and  Portfolio  Accounts  are also  subject to the risk of the  failure of any exchanges on which their  positions trade or of the  clearinghouses  for those exchanges.

            Risks of  Securities  Activities.  All  securities  investing  and trading activities  involve the risk of loss of capital.  While the Investment
Manager will attempt to moderate  these risks,  there can be no assurance that the Fund's  investment  activities will be successful or that Members will not
suffer  losses.  The  following   discussion  sets  forth  some  of  the  more
significant risks associated with the Portfolio Managers' styles of investing:

            Equity Securities.  Portfolio Managers' investment  portfolios may include  long and short  positions  in common  stocks,  preferred  stocks  and convertible securities of U.S. and non-U.S.  issuers.  Portfolio Managers also may invest in  depository  receipts  relating to non-U.S.  securities.  Equity securities  fluctuate in value,  often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

            Fixed-Income  Securities.  The value of fixed-income securities in which  Portfolio  Funds and Portfolio  Accounts invest will change in response to  fluctuations  in  interest  rates.  In  addition,  the  value  of  certain fixed-income  securities  can fluctuate in response to  perceptions  of credit
worthiness,   political   stability  or   soundness   of  economic   policies.
Valuations  of  other  fixed-income   instruments,   such  as  mortgage-backed
securities,  may fluctuate in response to changes in the economic  environment that may affect future cash flows.

            Non-U.S.  Investments.  It is expected  that  Portfolio  Funds and
Portfolio  Accounts  will  invest in  securities  of  non-U.S.  companies  and countries.  Investing in these securities involves certain  considerations not usually  associated with investing in securities of U.S. companies or the U.S.
government,  including political and economic considerations,  such as greater
risks  of  expropriation  and  nationalization,   confiscatory  taxation,  the
potential  difficulty of repatriating  funds,  general  social,  political and economic instability and adverse diplomatic  developments;  the possibility of imposition of withholding or other taxes on dividends,  interest, capital gain or other income;  the small size of the  securities  markets in such countries and the low volume of trading,  resulting in potential  lack of liquidity  and in price volatility;  fluctuations in the rate of exchange between  currencies
and  costs  associated  with  currency  conversion;   and  certain  government
policies  that may restrict a Portfolio  Manager's  investment  opportunities.
In addition,  accounting  and financial  reporting  standards  that prevail in foreign  countries  generally are not  equivalent  to United States  standards and,  consequently,  less  information  is available to investors in companies located in such countries than is available to investors in companies  located in the United  States.  Moreover,  an issuer of securities may be domiciled in a  country  other  than  the  country  in whose  currency  the  instrument  is denominated.  The values and relative  yields of investments in the securities markets of different  countries,  and their associated  risks, are expected to
change   independently   of  each  other.   There  is  also  less  regulation,
generally,  of the  securities  markets in foreign  countries than there is in the United  States.  In  addition,  unfavorable  changes  in foreign  currency exchange  rate may  adversely  affect  the U.S.  dollar  values of  securities denominated  in foreign  currencies or traded in non-U.S.  markets.  Portfolio
Managers may, but are  generally not required to hedge against such risk,  and there is no assurance that any attempted hedge will be successful.

            Securities of issuers in emerging and developing  markets  present risks not found in  securities of issuers in more mature  markets.  Securities of issuers in emerging and  developing  markets may be more  difficult to sell at acceptable  prices and their prices may be more volatile than securities of issuers  in more  developed  markets.  Settlements  of  securities  trades  in emerging  and  developing  markets  may be subject to greater  delays  than in other  markets so that the Fund might not receive the  proceeds of a sale of a security on a timely basis.  Emerging  markets  generally  have less developed trading markets and exchanges,  and legal and accounting systems.  Investments in issuers in emerging and developing  markets may be subject to greater risks of  government  restrictions  with respect to  withdrawing  the proceeds  from sales of such  investments.  Economies  of  developing  countries  may be more dependent on relatively few industries that may be highly  vulnerable to local and global changes.  Governments of developing  countries may be more unstable and  present  greater  risks of  nationalization  or  restrictions  on foreign ownership of stocks of local companies.

            Illiquid  Portfolio  Investments.  Portfolio  Funds and  Portfolio
Accounts  may  invest  in  securities  that  are  subject  to  legal  or other restrictions  on transfer  or for which no liquid  market  exists.  The market prices,  if any, for such  securities tend to be volatile and a Portfolio Fund or Portfolio  Account may not be able to sell them when it desires to do so or to realize  what it  perceives  to be their fair value in the event of a sale.
The sale of restricted  and illiquid  securities  often requires more time and results in higher  brokerage  charges or dealer  discounts  and other  selling expenses  than does the sale of  securities  eligible  for trading on national
securities   exchanges  or  in  the   over-the-counter   markets.   Restricted
securities may sell at prices that are lower than similar  securities that are not subject to restrictions on resale.

SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES

            The   Portfolio   Managers   may  utilize  a  variety  of  special
investment   instruments  and  techniques  to  hedge  the  portfolios  of  the
Portfolio  Funds against  various risks (such as changes in interest  rates or other  factors that affect  security  values) or for  non-hedging  purposes to pursue a Portfolio Fund's or Portfolio Account's investment  objective.  These strategies may be executed  through  derivative  transactions.  Certain of the special investment  instruments and techniques that the Portfolio Managers may use are  speculative  and involve a high degree of risk,  particularly  in the context of non-hedging transactions.

            Derivatives.  Derivatives  are  securities  and other  instruments the  value or  return of which is based on the  performance  of an  underlying asset, index,  interest rate or other investment.  Derivatives may be volatile and involve  various risks,  depending upon the derivative and its function in a portfolio.  Special risks may apply to  instruments  that are invested in by
Portfolio Funds or Portfolio  Accounts in the future that cannot be determined at this  time or until  such  instruments  are  developed  or  invested  in by
Portfolio  Funds or  Portfolio  Accounts.  Certain  swaps,  options  and other derivative  instruments  may be subject to various  types of risks,  including market risk,  liquidity risk, the risk of non-performance by the counterparty, including risks relating to the financial  soundness and  creditworthiness  of the counterparty, legal risk and operations risk.

            Call and Put  Options.  There are risks  associated  with the sale and  purchase of call and put  options.  The seller  (writer) of a call option which is covered (e.g., the writer holds the underlying  security) assumes the risk of a decline in the market  price of the  underlying  security  below the purchase  price of the  underlying  security  less the premium  received,  and gives  up the  opportunity  for  gain on the  underlying  security  above  the exercise  price of the option.  The seller of an uncovered call option assumes the risk of a  theoretically  unlimited  increase  in the market  price of the underlying  security  above the exercise  price of the option.  The securities necessary  to satisfy the exercise of the call option may be  unavailable  for purchase  except at much higher prices.  Purchasing  securities to satisfy the exercise of the call option can itself  cause the price of the  securities  to rise further,  sometimes by a significant  amount,  thereby  exacerbating  the loss.  The  buyer of a call  option  assumes  the risk of  losing  its  entire premium  invested  in the call  option.  The seller  (writer)  of a put option which is covered  (e.g.,  the writer has a short  position  in the  underlying security)  assumes  the  risk  of an  increase  in  the  market  price  of the
underlying   security  above  the  sales  price  (in  establishing  the  short position) of the underlying  security plus the premium received,  and gives up the opportunity  for gain on the underlying  security below the exercise price of the option.  The seller of an  uncovered  put option  assumes the risk of a decline in the market  price of the  underlying  security  below the  exercise price of the option.  The buyer of a put option assumes the risk of losing his entire premium invested in the put option.

            Hedging  Transactions.   The  Portfolio  Managers  may  utilize  a
variety of financial instruments, such as derivatives,  options, interest rate swaps,  caps  and  floors,  futures  and  forward  contracts  to seek to hedge against  declines in the values of their  portfolio  positions  as a result of changes in currency exchange rates,  certain changes in the equity markets and market interest rates and other events.  Hedging  transactions  may also limit the  opportunity  for gain if the  value  of the  hedged  portfolio  positions should  increase.  It may not be possible for the Portfolio  Managers to hedge against a change or event at a price  sufficient to protect a Portfolio Fund's or  Portfolio  Account's  assets  from the  decline in value of the  portfolio positions  anticipated as a result of such change. In addition,  it may not be possible  to  hedge  against  certain  changes  or  events  at  all.  While  a
Portfolio  Manager may enter into such transactions to seek to reduce currency exchange  rate and  interest  rate  risks,  or the risks of a  decline  in the equity  markets  generally  or one or more  sectors of the  equity  markets in particular,  or the risks posed by the  occurrence  of certain  other  events, unanticipated  changes in currency or interest  rates or  increases or smaller than expected  decreases in the equity  markets or sectors being hedged or the non-occurrence  of other events  being  hedged  against may result in a poorer overall  performance  for the  Fund  than  if the  Portfolio  Manager  had not
engaged  in  any  such  hedging  transaction.   In  addition,  the  degree  of
correlation  between  price  movements  of the  instruments  used in a hedging strategy  and price  movements  in the  portfolio  position  being  hedged may vary.  Moreover,  for a variety of reasons,  the  Portfolio  Managers  may not seek to establish a perfect  correlation  between such hedging instruments and the portfolio  holdings being hedged.  Such imperfect  correlation may prevent the Portfolio  Managers from  achieving the intended  hedge or expose the Fund to additional risk of loss.

            Counterparty  Credit  Risk.  Many  of the  markets  in  which  the
Portfolio  Funds  or  Portfolio   Accounts  effect  their   transactions   are
"over-the-counter"  or  "inter-dealer"  markets.  The  participants  in  these markets  are  typically  not  subject  to  credit  evaluation  and  regulatory oversight  as are  members  of  "exchange  based"  markets.  To the  extent  a
Portfolio Fund or Portfolio Account invests in swaps,  derivative or synthetic instruments, or other over-the-counter  transactions,  on these markets, it is assuming  a credit  risk with  regard to  parties  with whom it trades and may also bear the risk of settlement  default.  These risks may differ  materially from  those  associated  with  transactions  effected  on an  exchange,  which
generally   are   backed   by   clearing   organization   guarantees,    daily
marking-to-market   and  settlement,   and  segregation  and  minimum  capital
requirements   applicable  to   intermediaries.   Transactions   entered  into
directly  between  two  counterparties  generally  do not  benefit  from  such protections.  This exposes a Portfolio  Fund or Portfolio  Account to the risk that a  counterparty  will not settle a  transaction  in  accordance  with its terms  and  conditions  because  of a dispute  over the terms of the  contract
(whether or not bona fide) or because of a credit or liquidity  problem,  thus
                ---- ----
causing  the  Portfolio  Fund or  Portfolio  Account  to  suffer a loss.  Such counterparty  risk  is  accentuated  in the  case  of  contracts  with  longer maturities  where  events  may  intervene  to prevent  settlement,  or where a
Portfolio Fund or Portfolio  Account has concentrated its transactions  with a single  or small  group  of  counterparties.  Portfolio  Funds  and  Portfolio
Accounts are not restricted  from dealing with any particular  counterparty or from  concentrating  any or all of their  transactions  with one counterparty.
However,  the  Investment  Manager,  with the intent to diversify,  intends to
monitor   counterparty  credit  exposure  of  Portfolio  Funds  and  Portfolio
Accounts.  The ability of Portfolio  Funds and Portfolio  Accounts to transact
business  with  any  one  or  number  of  counterparties,   the  lack  of  any
independent evaluation of such counterparties'  financial capabilities and the absence of a  regulated  market to  facilitate  settlement  may  increase  the potential for losses by the Fund.

            Leverage;  Interest  Rates;  Margin.  The  Fund is  authorized  to borrow money for  investment  purposes,  to meet  repurchase  requests and for cash  management  purposes.  Portfolio  Funds  generally are also permitted to borrow money.  The Fund,  Portfolio Funds and Portfolio  Accounts may directly or  indirectly  borrow funds from  brokerage  firms and banks.  Borrowing  for investment  purposes is known as  "leverage."  Portfolio  Funds and  Portfolio
Accounts  may also  "leverage"  by using  options,  swaps,  forwards and other
derivative   instruments.   Although  leverage   presents   opportunities  for
increasing  total  investment   return,  it  has  the  effect  of  potentially
increasing  losses as well. Any event that  adversely  affects the value of an investment,  either  directly or indirectly,  by a Portfolio Fund or Portfolio
Account  could be  magnified  to the extent  that  leverage is  employed.  The cumulative effect of the use of leverage,  directly or indirectly, in a market that moves adversely to the  investments of the entity  employing the leverage could  result  in a loss  that  would be  greater  than if  leverage  were not employed.  In  addition,  to the extent that the Fund,  Portfolio  Managers or
Portfolio  Funds borrow  funds,  the rates at which they can borrow may affect the operating  results of the Fund.  Any borrowings by the Fund for investment purposes will be made solely for Portfolio Accounts.

            In general,  the anticipated use of short-term  margin  borrowings by  Portfolio  Funds and  Portfolio  Accounts  results in  certain  additional risks.  For  example,  should the  securities  that are  pledged to brokers to secure  margin  accounts  decline in value,  or should  brokers from which the
Portfolio  Funds or Portfolio Funds have borrowed  increase their  maintenance margin  requirements  (i.e.,  reduce the  percentage of a position that can be financed),  then the Portfolio Funds or Portfolio Accounts could be subject to a "margin call," pursuant to which they must either deposit  additional  funds with the broker or suffer mandatory  liquidation of the pledged  securities to compensate  for the decline in value.  In the event of a  precipitous  drop in the value of the assets of a Portfolio  Fund or  Portfolio  Account,  it might not be able to liquidate  assets quickly enough to pay off the margin debt and might suffer  mandatory  liquidation  of  positions  in a declining  market at relatively  low  prices,  thereby  incurring  substantial  losses.  For  these reasons,  the use of  borrowings  for  investment  purposes  is  considered  a speculative investment practice.

            Short  Selling.   The  Portfolio  Managers  may  engage  in  short
selling.  Short selling  involves  selling  securities  that are not owned and borrowing  the  same  securities  for  delivery  to  the  purchaser,  with  an obligation to replace the borrowed  securities at a later date.  Short selling allows an  investor to profit  from  declines  in market  prices to the extent such  declines  exceed the  transaction  costs and the costs of borrowing  the securities.  A short sale creates the risk of an unlimited  loss, as the price of the underlying  security could  theoretically  increase without limit, thus increasing  the cost of buying those  securities to cover the short  position.
There  can be no  assurance  that the  securities  necessary  to cover a short position will be available for  purchase.  Purchasing  securities to close out the short  position  can  itself  cause the  price of the  securities  to rise further,  thereby  exacerbating the loss. For these reasons,  short selling is considered a speculative investment practice.

            Portfolio  Funds and  Portfolio  Accounts  may also  effect  short sales "against the box." These  transactions  involve selling short securities that are owned (or that a Portfolio  Fund or  Portfolio  Account has the right to obtain).  When a Portfolio  Fund or Portfolio  Account  enters into a short sale  against the box,  it will set aside  securities  equivalent  in kind and
amount  to  the   securities   sold  short  (or   securities   convertible  or
exchangeable  into such  securities) and will hold such  securities  while the short sale is outstanding.  Portfolio Funds and Portfolio  Accounts will incur transaction costs,  including  interest expenses,  in connection with opening, maintaining and closing short sales against the box.

GENERAL RISKS

            Lack of Operating  History.  Certain  Portfolio Funds may be newly formed  entities  that  have  no  operating  histories.  In  such  cases,  the
Investment  Manager will have  evaluated the past  investment  performance  of
Portfolio  Managers  or  their  personnel.   However,   this  past  investment
performance  may not be indicative of the future results of an investment in a
Portfolio  Fund  managed  by a  Portfolio  Manager.  Although  the  Investment
Manager,  its affiliates  and their  personnel  have  considerable  experience evaluating  the  performance  of  alternative  asset  managers  and  providing manager  selection  and asset  allocation  services  to  clients,  the  Fund's investment  program  should be  evaluated  on the basis  that  there can be no assurance that the  Investment  Manager's  assessments of Portfolio  Managers, and in turn their  assessments  of the  short-term  or long-term  prospects of investments,  will  prove  accurate.  Thus,  the  Fund  may  not  achieve  its investment objective and the Fund's net asset value may decrease.

            Non-Diversified   Status.   The   Fund   is  a   "non-diversified"
investment company.  Thus, there are no percentage  limitations imposed by the
Investment  Company Act of 1940, as amended (the "Investment  Company Act") on the  percentage of the Fund's assets that may be invested in the securities of any one  issuer.  Also,  there are no  requirements  that the  investments  of
Portfolio  Funds be  diversified.  The  portfolio of the Fund may therefore be subject to greater risk than the portfolio of a similar fund that  diversifies its  investments.  To address  this risk,  not more than 10% of the Fund's net assets will be allocated to any one Portfolio Manager.

      In addition,  although the Fund will not invest 25% or more of the value of its total assets in the securities (other than U.S. Government  securities)
of  issuers  engaged  in a single  industry  or group of  related  industries,
Portfolio  Funds generally are not subject to similar  industry  concentration restrictions on their  investments  and, in some cases, may invest 25% or more of the value of their  total  assets in a single  industry or group of related industries.  The Fund will not invest in a  Portfolio  Fund if, as a result of such  investment,  25% or more of the value of the Fund's total assets will be invested in Portfolio Funds that, in the aggregate,  have investment  programs
that  focus  on  investing  in  any  single   industry  or  group  of  related
industries.  Nevertheless,  it is possible that, at any given time, the assets of Portfolio  Funds in which the Fund has  invested  will,  in the  aggregate, have  investments  in  a  single  industry  or  group  of  related  industries constituting  25% or more of the value of their  combined  total  assets.  The
Fund does not believe that this  situation is likely to occur given the nature of its investment  program.  However,  because these  circumstances may arise, the  Fund  is  subject  to  greater  investment  risk  to  the  extent  that a significant  portion of its assets may at some times be  invested,  indirectly through  Portfolio  Funds in which it invests,  in the  securities  of issuers engaged  in similar  businesses  that are  likely to be  affected  by the same market conditions and other  industry-specific  risk factors.  Portfolio Funds are not generally  required to provide  current  information  regarding  their investments to their  investors  (including the Fund).  Thus, the Fund and the
Investment  Manager may not be able to  determine at any given time whether or the extent to which Portfolio  Funds,  in the aggregate,  have invested 25% or more of their combined  assets in any particular  industry or group of related industries.

            Incentive  Allocation.  Each Portfolio  Manager  generally will be entitled to receive performance-based allocations,  expected to range from 15%
to 25% of net  profits,  with respect to the  Portfolio  Fund that it manages.
Performance-based  allocations may create an incentive for Portfolio  Managers to make  investments  that are  riskier  or more  speculative  than those that might  have  been  made in the  absence  of such  arrangements.  In  addition, because the performance-based  allocations are generally calculated on a basis that includes realized and unrealized  appreciation,  these allocations may be greater than if they were based solely on realized gains.

            In  addition,  the Adviser (or an  affiliate  that it  designates)
will generally be entitled to receive a performance-based  allocation from the net profits,  if any, in excess of the Preferred  Return that otherwise  would have been  credited  to the capital  account of each  Member  (the  "Incentive
Allocation"),  assuming  there is no  positive  balance in the  Member's  Loss
Recovery  Account.  This  special  allocation  of 10% of such net  profits may create an incentive for the Investment  Manager to make  investment  decisions on behalf of the Fund that are riskier or more  speculative  than would be the case in the absence of the  Incentive  Allocation.  In  addition,  because the
Incentive  Allocation  is  calculated  on a  basis  that  includes  unrealized appreciation  of the Fund's  assets,  the Incentive  Allocation may be greater than if it were  based  solely  on  realized  gains.  See  "Management  of the
Fund--Incentive Allocation."

            Limited  Liquidity;  In-kind  Distributions.  An investment in the
Fund provides  limited  liquidity since Interests may be held only through the
Distributor  or a broker or dealer that has entered  into a selling  agreement with the  Distributor,  and Members will not be able to redeem  Interests on a daily basis  because the Fund is a closed-end  fund.  In  addition,  with very limited  exceptions,  Interests are not  transferable,  and liquidity  will be provided  only through  repurchase  offers made from time to time by the Fund.
An  investment  in the Fund is therefore  suitable  only for investors who can bear the risks  associated with the limited  liquidity of Interests and should be viewed as a long-term investment.

            Payment  for  repurchased   Interests  may  require  the  Fund  to
liquidate  portfolio  holdings  earlier  than  the  Investment  Manager  would otherwise liquidate these holdings,  potentially  resulting in losses, and may increase  the  Fund's  portfolio  turnover.  The  Adviser  and the  Investment
Manager  intend  to  take  measures  (subject  to  such  policies  as  may  be established  by the Board) to attempt to avoid or  minimize  potential  losses and turnover resulting from the repurchase of Interests.

            If a Member  tenders its Interest  (or a portion of its  Interest)
in connection  with a repurchase  offer made by the Fund,  that tender may not be  rescinded  by the  Member  after  the date on which the  repurchase  offer terminates.  However,  the value of  Interests  that are  tendered  by Members generally will not be determined  until a date  approximately  one month later and will be based on the value of the Fund's  assets as of such later date.  A
Member  will thus  continue  to bear  investment  risk  after an  Interest  is tendered for  repurchase and until the date as of which the Interest is valued for purposes of  repurchase.  In addition,  a redemption fee equal to 1.00% of the value of an Interest (or portion of an Interest)  repurchased  by the Fund will apply if the date as of which the  Interest is to be valued for  purposes of repurchase is less than one year  following the date of a Member's  initial investment in the Fund.

            The Fund  expects to  distribute  cash to the holders of Interests that are  repurchased.  However,  there can be no assurance that the Fund will have sufficient  cash to pay for Interests that are being  repurchased or that it will be  able to  liquidate  investments  at  favorable  prices  to pay for repurchased  Interests.  Although the Fund does not  generally  intend to make distributions  in-kind,  under  the  foregoing  circumstances,  and  in  other unusual  circumstances  where the Board  determines that making a cash payment would  result  in a  material  adverse  effect on the Fund or on  Members  not tendering Interests for repurchase,  Members may receive in-kind distributions of  investments  from the  Fund's  portfolio  (valued in  accordance  with the
Fund's  valuation  policies) in connection with the repurchase of Interests by the  Fund.  Any  such  distributions  will be made on the  same  basis  to all
Members in connection with any particular  repurchase  offer.  In addition,  a distribution  may be made  partly  in cash  and  partly  in-kind.  An  in-kind distribution  may consist of securities  that are not readily  marketable  and may be  subject  to  restrictions  on  resale.  Members  receiving  an in-kind
distribution  will  incur  costs,  including  commissions,   in  disposing  of
securities  that  they  receive,  and in the case of  securities  that are not readily  marketable,  Members may not be able to sell the securities except at prices  that are lower than those at which the  securities  were valued by the
Fund or without  substantial  delay. For these various reasons,  an investment
in  the  Interests  is  suitable  only  for   sophisticated   investors.   See
"Repurchases of Interests and Transfers."

            Conflicts of Interest.  The Adviser,  the  Investment  Manager and
their  affiliates,  as  well  as  many of the  Portfolio  Managers  and  their respective  affiliates,  provide  investment  advisory  and other  services to clients  other than the Fund and  Portfolio  Funds.  In  addition,  investment
professionals   associated  with  the  Adviser,   the  Investment  Manager  or
Portfolio  Managers may carry on investment  activities for their own accounts and the accounts of family members  (collectively  with other accounts managed
by  the  Adviser,   the  Investment  Manager  and  their  affiliates,   "Other
Accounts").   The  Fund  and  Portfolio   Funds  have  no  interest  in  these
activities.  As a  result  of  the  foregoing,  the  Adviser,  the  Investment
Manager  and  Portfolio  Managers  will be engaged in  substantial  activities other than on behalf of the Fund and may have differing  economic interests in respect of such  activities  and may have  conflicts of interest in allocating investment opportunities, and their time, between the Fund and Other Accounts.

            There may be circumstances  under which the Investment  Manager or a Portfolio  Manager will cause one or more Other  Accounts to commit a larger percentage of their assets to an investment  opportunity  than the  percentage of the Fund's or a Portfolio  Fund's  assets  they commit to such  investment.
There  also may be  circumstances  under  which the  Investment  Manager  or a
Portfolio  Manager  purchases or sells an investment  for their Other Accounts and does not purchase or sell the same  investment for the Fund or a Portfolio
Fund, or purchases or sells an  investment  for the Fund and does not purchase or sell the same  investment for one or more Other  Accounts.  However,  it is the policy of the  Investment  Manager,  and generally  also the policy of the
Portfolio  Managers,  that:  investment  decisions  for  the  Fund,  Portfolio
Accounts  and  Other  Accounts  be made  based  on a  consideration  of  their
respective   investment   objectives   and  policies,   and  other  needs  and
requirements   affecting  each  account  that  they  manage;   and  investment
transactions  and  opportunities  be fairly  allocated  among  their  clients, including the Fund and Portfolio Funds.

            The Adviser, the Investment Manager,  Portfolio Managers and their respective  affiliates  may have interests in Other Accounts they manage which differ from their  interests  in the Fund and  Portfolio  Funds and may manage such  accounts  on terms  that are more  favorable  to them  than the terms on which they manage the Fund or Portfolio  Funds.  In addition,  the  Investment
Manager  and  Portfolio  Managers  may charge  fees to Other  Accounts  and be
entitled  to  receive  performance-based   incentive  allocations  from  Other
Accounts  that are lower than the fees and  Incentive  Allocation to which the
Fund and its Members are subject.

            Tax  Risks.   A   noncorporate   Member's   share  of  the  Fund's
investment  expenses  (including,  but not limited to, the Management Fee, the administration  fee  paid to the  Adviser  and the  Fund's  share  of any fees payable  by  Portfolio  Funds to the  Portfolio  Managers)  may be  subject to
certain   limitations  on   deductibility   for  regular  Federal  income  tax
purposes.   Such  expenses  may  be  completely  disallowed  for  purposes  of determining the noncorporate  Member's  alternative minimum tax liability will apply.  See "Taxes."

            Distributions  to Members and Payment of Tax  Liability.  The Fund
does not intend to make periodic  distributions of its net income or gains, if any,  to  Members.  Whether or not  distributions  are made,  Members  will be required each year to pay  applicable  Federal and state income taxes on their respective  shares  of  the  Fund's  taxable  income,  and  may  have  to  pay
applicable   taxes   from  other   sources.   The  amount  and  times  of  any
distributions  will be  determined in the sole  discretion  of the Board.  See
"Taxes."

            Possible  Delays  in  Schedule  K-1s.  Each  year,  the Fund  will distribute  Schedules K-1 to Members so that they can prepare their respective income tax returns.  The  preparation  of such returns is each  Member's  sole responsibility.  The Fund's ability to provide final  Schedules K-1 to Members for any given tax year  prior to April 15 of the  following  year will  depend upon when it receives the requisite  information  from  Portfolio  Funds.  The
Fund will provide  Schedules K-1 as soon as practicable  after it receives all necessary  information.  However,  it is  inevitable  that  delays will occur.
Members should therefore be prepared to obtain  extensions of the filing dates for  their  Federal,  state and  local  income  tax  returns.  Members  should consult their personal tax advisers.

            Considerations  for ERISA  Plans and  Other  Tax-Exempt  Entities.
Investors  subject to the Employee  Retirement Income Security Act of 1974, as
amended ("ERISA"),  and other tax-exempt entities,  including employee benefit plans,  Individual  Retirement  Accounts  and  401(k)  and  Keogh  Plans,  may
purchase  Interests.  The Fund's  assets  should not be considered to be "plan assets"  for  purposes  of ERISA's  fiduciary  responsibility  and  prohibited transaction rules or similar  provisions of the Code. For further  information regarding an investment in the Fund by investors  subject to ERISA, see "ERISA
Considerations"  in the  SAI.  Because  the Fund  and the  Portfolio  Funds in
which it invests may use leverage,  a tax-exempt investor may incur income tax liability to the extent the Fund's  transactions are treated as giving rise to unrelated  business  taxable  income.  See  "Taxes."  The Fund is not designed for investment by charitable  remainder  trusts.  For this reason,  charitable remainder trusts may not purchase Interests.

SPECIAL RISKS OF MULTI-MANAGER STRUCTURE

            Portfolio  Funds  generally  will not be  registered as investment companies under the Investment Company Act and,  therefore,  the Fund will not have the benefit of various  protections  afforded by the  Investment  Company
Act  with  respect  to  its  investments  in  Portfolio  Funds.  Although  the
Investment   Manager  expects  to  receive  detailed   information  from  each
Portfolio  Manager   regarding  its  investment   performance  and  investment
strategy on a regular basis,  in most cases the Investment  Manager has little or no means of independently  verifying this information.  A Portfolio Manager may use proprietary  investment strategies that are not fully disclosed to the
Investment Manager,  which may involve risks under some market conditions that are not  anticipated by the Investment  Manager.  In addition,  many Portfolio
Managers will not be registered as investment  advisers  under the  Investment
Advisers Act of 1940 (the  "Advisers  Act") in reliance on certain  exemptions from registration  under that act. In such cases,  Portfolio Managers will not be subject to various  disclosure  requirements  and rules that would apply to registered investment advisers.

            By investing in Portfolio Funds and Portfolio Accounts  indirectly through  the  Fund,  investors  bear  asset-based  fees and  performance-based allocations  at the Fund level and the  Portfolio  Fund or  Portfolio  Account level.  Similarly,  Members bear a proportionate  share of the other operating expenses of the Fund (including the Investor  Servicing Fee and administrative expenses)  and,  indirectly,  similar  expenses  of the  Portfolio  Funds  and
Portfolio  Accounts.  An  investor  who meets the  conditions  imposed  by the
Portfolio  Managers,  including  investment  minimums that may be considerably higher than the $50,000  minimum  imposed by the Fund,  could invest  directly with the Portfolio Managers.

            Each   Portfolio   Manager  will  receive  any   performance-based
allocation to which it is entitled irrespective of the investment  performance of  other  Portfolio  Managers  or the  investment  performance  of  the  Fund generally.  Thus, a Portfolio  Manager with  positive  investment  performance will receive this  allocation from the Fund (and indirectly from Members) even if the Fund's overall investment return is negative.  Investment  decisions of the Portfolio  Managers are made  independently of each other. As a result, at any  particular  time,  one Portfolio  Manager may be purchasing  shares of an issuer for a Portfolio  Fund or Portfolio  Account whose shares are being sold
by  another   Portfolio  Manager  for  another  Portfolio  Fund  or  Portfolio
Account.  In any such  situations,  the Fund could  indirectly  incur  certain transaction costs without accomplishing any net investment result.

            Since  the Fund  may  make  additional  investments  in or  effect
withdrawals   from  a  Portfolio  Fund  only  at  certain  times  pursuant  to limitations  set forth in the governing  documents of the Portfolio  Fund, the
Fund from time to time:  may have to invest a greater  portion  of its  assets temporarily  in  money  market  securities  than it  otherwise  might  wish to invest; may have to borrow money to repurchase Interests;  and may not be able to withdraw its  investment in a Portfolio  Fund promptly  after it has made a decision to do so. This may adversely affect the Fund's  investment  return or increase the Fund's expenses.

            Portfolio  Funds  may  be  permitted  to  redeem  their  interests in-kind.  Thus, upon the Fund's withdrawal of all or a portion of its interest in a Portfolio  Fund,  the Fund may receive  securities  that are  illiquid or difficult to value. In these circumstances,  the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Fund.

            The Fund may agree to  indemnify  certain of the  Portfolio  Funds and,  subject to certain  limitations  imposed by the Investment  Company Act, certain  Portfolio  Managers from liability,  damage,  cost or expense arising out of, among other things, certain acts or omissions.

            Portfolio Account  Allocations.  The Fund may on occasion allocate its  assets to a  Portfolio  Manager by  retaining  the  Portfolio  Manager to manage a Portfolio  Account for the Fund,  rather than invest in the Portfolio
Manager's   Portfolio  Fund.   Portfolio  Accounts  can  expose  the  Fund  to
theoretically unlimited liability,  and it is possible,  given the leverage at which certain of the Portfolio  Managers will trade,  that the Fund could lose more in a Portfolio Account that is managed by a particular  Portfolio Manager than the Fund has  allocated to such  Portfolio  Manager to invest.  This risk may be  avoided if the Fund,  instead  of  retaining  a  Portfolio  Manager to manage a separate  account  comprised  of a  designated  portion of the Fund's assets,  creates a separate  investment  vehicle for which a Portfolio Manager will serve as general  partner and in which the Fund will be the sole  limited partner.  Use of this  structure,  however,  involves  various  expenses,  and there is no  requirement  that  separate  investment  vehicles  be created for
Portfolio Accounts.

            Estimates.  In most cases,  the Fund will have  little  ability to assess the  accuracy  of the  valuations  received  from a  Portfolio  Manager regarding a Portfolio Fund.  Furthermore,  these  valuations will typically be estimates  only,  subject to revision  based on each  Portfolio  Fund's annual audit.  Revisions to the Fund's gain and loss  calculations will be an ongoing process,  and no appreciation or depreciation  figure can be considered  final until the annual audits of Portfolio Funds are completed.

            Certain  securities in which  Portfolio  Funds invest may not have readily  ascertainable  market  prices.  These  securities  will  nevertheless
generally  be  valued  by  Portfolio   Managers,   which  valuations  will  be
conclusive  with  respect to the Fund,  even though  Portfolio  Managers  will generally face a conflict of interest in valuing such  securities  because the values given to the securities  will affect the  compensation of the Portfolio
Managers.  Any such securities  held by a Portfolio  Account will be valued at their "fair value" as determined in good faith by the Board.

INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES
THE FUND'S OBJECTIVE AND POLICIES

            The  Fund's   investment   objective   is  to  seek  to   generate
consistently  absolute  returns over various market cycles.  Current income is not an  objective.  No  assurance  can be given that the Fund will achieve its investment objective.

            The Fund's  investment  objective  is  fundamental  and may not be changed without the approval of Members.  However,  except as otherwise stated
in this prospectus or in the SAI, the investment  policies and restrictions of the Fund are not  fundamental  and may be  changed  by the  Board.  The Fund's
fundamental   investment  policies  are  listed  in  the  SAI.  Its  principal investment  policies and strategies are discussed  below.  The Fund may change any investment policies and strategies that are not fundamental,  if the Board believes doing so would be consistent with the Fund's investment objective.

THE FUND'S INVESTMENT PROGRAM

            The Fund  pursues  its  investment  objective  by  allocating  its assets for  investment  among a select  group of Portfolio  Managers  that are alternative  asset managers  employing a wide range of specialized  investment strategies.  It will  allocate  its  assets  dynamically  among a  variety  of alternative  investment  strategies that each individually offer the potential for attractive  investment  returns and are expected to blend together  within the  Fund's  portfolio  to limit the Fund's  overall  investment  exposure  to general trends in equity,  debt and other markets.  The Investment  Manager is primarily  responsible  for selecting the Portfolio  Managers and  determining the portion of the Fund's  assets to be allocated to each  Portfolio  Manager, subject to the general  supervision  of the  Adviser  and the Board.  The Fund will implement these allocation  decisions primarily by investing in Portfolio
Funds that are  managed  by  Portfolio  Managers  selected  by the  Investment
Manager.

            Portfolio  Funds are  investment  funds,  typically  organized  as limited  partnerships,  that are not required to register under the Investment
Company Act  because  they do not  publicly  offer  their  securities  and are restricted  as to either the number of  investors  permitted  to invest in the fund or as to the  qualifications  of persons  eligible to invest  (determined with  respect  to the  value  of  investment  assets  held) in the  fund.  The
typical  Portfolio  Fund  will  have  greater   investment   flexibility  than
traditional  investment  funds (such as mutual funds and most other registered investment  companies)  as to the  types of  securities  owned,  the  types of trading strategies employed,  and in many cases, the amount of leverage it may use.

            The  Investment  Manager  takes a  three-tiered  approach to asset allocation and Portfolio  Manager  selection.  Its  methodology is premised on the  belief  that  consistent,  superior  long-term  performance  necessitates first,  a  rigorous,  top-down,  or  macro,  view of the  various  alternative investment  fund  strategies;  second,  an  in-depth  analysis of the types of strategy attributes that best complement the Fund's investment objective;  and third,  identification  of  Portfolio  Managers  whose  investment  styles and historical  investment  returns and risk  characteristics  best  embody  those attributes.

            The  investment  programs of the  Portfolio  Managers  may include both market  neutral  strategies,  such as  long/short  equity  investing  and various  types of arbitrage  strategies,  as well as  directional  strategies, such as event driven and distressed  investments.  Market  neutral  investment strategies  encompass a broad range of investment  programs that  historically have exhibited a low correlation to the performance of debt,  equity and other markets.  Many of the investment  programs of Portfolio  Managers  involve the use of hedging and arbitrage techniques in the equity, fixed income,  currency
and  commodity  markets.   These  investment  programs  employ  a  variety  of
sophisticated  investment  techniques that include,  among other things, short
sales  of  securities,   use  of  leverage,  and  transactions  in  derivative
securities  and  other  financial  instruments  such as stock  options,  index options,  futures  contracts  and options on futures.  Directional  strategies include  investment  programs  that  exhibit a higher  correlation  to general market  performance.  In allocating the Fund's assets among Portfolio Managers that pursue  directional  strategies,  the  Investment  Manager will emphasize investment  programs that it believes are most likely to achieve high rates of return under prevailing market conditions.

            The investment  strategies of the Portfolio  Managers may include, among others:

o     Long/short  equity.  This strategy  involves  creating and managing long and short  portfolios  of common  stock  with the  intent of  generating non-market  related returns,  with an emphasis on a Portfolio  Manager's discretionary  approach  based on  fundamental  research,  rather than a pure quantitative  analysis approach.  These types of portfolios usually have net long or  short  exposure  significantly  different  than  zero, distinguishing them from equity hedging and arbitrage strategies.

o     Equity  hedging  and  arbitrage.   This  strategy   generally   involves
      creating  simultaneously long and short matched equity portfolios of the same  size  within a  country.  Equity  market  neutral  portfolios  are usually  designed to be either  beta (a measure of an equity  security's volatility  relative to the equity market) or currency neutral, or both.
      Well-designed portfolios typically control for industry,  sector, market capitalization,  and other exposures as well.  Leverage is often applied to enhance  returns.  Arbitrage  is  designed to exploit  equity  market inefficiencies.

o     Fixed  income  hedging and  arbitrage.  This  strategy  seeks to exploit pricing  anomalies  within and across  global fixed  income  markets and their derivative products using leverage to enhance returns.

o     Currency  hedging  and  arbitrage.  This  strategy  seeks to capture the
      price   differential   between  a  basket  currency  and  its  component
      currencies.

o     Index  arbitrage.  This  strategy  involves  investing  in  a  group  of securities  comprising an index, or a representative sample of an index, in order to capture the pricing  differences  that may arise between the index and the component securities.

o     Interest  rate   arbitrage.   This  strategy   seeks  to  exploit  price
      anomalies  between  related  securities  with prices that  fluctuate  in response to interest rate movements.

o     Merger  arbitrage.  This strategy involves  investing  simultaneously in
      long  and  short  positions  in  companies   involved  in  a  merger  or
      acquisition in order to profit from the expected price  movements of the acquiring and target companies.

o     Convertible bond and warrant hedging.  This strategy involves  investing in undervalued  instruments that are convertible into equity  securities and then  hedging  out  systematic  risks  associated  with  either  the convertible instrument, the underlying security or both.

o     Statistical  long/short  equity.  This  strategy  involves  constructing
      portfolios  of  offsetting   long  and  short  equity   positions  using
      mathematical  or  statistical  techniques  to  identify  relative  value between long and short positions.

o     Pairs trading.  This is a specific type of equity hedging  strategy that involves  effecting  offsetting  long and short equity  positions in the same industry or sector.

o     Event driven.  This strategy  involves taking long or short positions in a security based on the expected  value of the security upon  completion of a certain transaction or event.

o     Distressed  issuer.  This strategy involves  investing in debt or equity securities  of issuers  involved  in the  bankruptcy  or  reorganization stage with the goal of  capitalizing on  inefficiencies  associated with pricing such illiquid securities.

            Portfolio Managers using arbitrage  strategies attempt to identify
and  exploit   pricing   inefficiencies   between   related   instruments   or
combinations  of  instruments.   Sophisticated  mathematical  and  statistical
techniques  and models are used to attempt to identify  relative value between related  instruments or combinations of instruments and to capture mispricings among such  instruments.  Portfolio  Managers  pursuing  arbitrage  strategies utilize a variety of techniques and models,  ranging from purely quantitative, short-term models to more discretionary  approaches using fundamental research to construct long and short portfolios.

            The  Fund  will  not be  limited  with  respect  to the  types  of investment  strategies  that  Portfolio  Managers may employ or the markets or instruments  in which they invest.  The Investment  Manager will  continuously monitor for  attractive  investment  opportunities  resulting  from  marketing inefficiencies  that it believes can be  successfully  exploited by hedge fund strategies.  As such opportunities  arise, the Investment Manager will seek to allocate the Fund's  assets to Portfolio  Managers  that it believes will most effectively  respond  to such  opportunities.  The  Fund's  structure  and its investment  approach are intended to provide investors several advantages over direct  investments in private  investment  funds,  including:  the ability to invest in a  professionally  constructed  and  managed  investment  portfolio;
access  to  a  diverse  group  of  Portfolio  Managers  that  utilize  varying investment  styles  and  strategies;  reduced  risk  exposure  that comes from investing with multiple  Portfolio Managers that have exhibited low volatility of  investment  returns and low  correlation  to one another.  The  Investment
Manager expects  generally to allocate the Fund's assets to  approximately  10 to 20 Portfolio Managers.

            The  multi-manager  approach  followed  by the Fund  will  involve allocation  of the Fund's  assets to Portfolio  Managers  that employ  various investment  styles  and  strategies  and will  provide  investors  access to a variety  of  Portfolio  Managers.  The Fund will  invest in  various  types of
Portfolio   Funds   managed   by   Portfolio   Managers,   including   limited
partnerships,   joint  ventures,   other  investment   companies  and  similar
entities.  However,  the Fund may on  occasion  retain  one or more  Portfolio
Managers  to manage  and  invest  designated  portions  of the  Fund's  assets
(either as  separately  managed  accounts or by creating  separate  investment vehicles in which a  Portfolio  Manager  will serve as general  partner of the vehicle and the Fund will be the sole limited  partner).  (Any  arrangement in which the Fund retains a Portfolio  Manager to manage an account or investment vehicle for the Fund is referred to as a "Portfolio  Account.")  The retention of a  Portfolio  Manager  to manage a  Portfolio  Account  is  subject  to the approval of the Board,  including a majority  of the  persons  comprising  the
Board (the  "Managers")  who are not  "interested  persons," as defined by the
Investment   Company  Act,  of  the  Fund  or  the   Portfolio   Manager  (the
"Independent  Managers").  The  retention of a Portfolio  Manager will in such cases  also be  subject  to  approval  by  Members,  unless the Fund seeks and obtains  an order of the SEC  exempting  the Fund from this  requirement.  The
Fund's  participation in any Portfolio Account  arrangement will be subject to the  requirement  that the  Portfolio  Manager be  registered as an investment adviser under the Advisers Act, and the Fund's  contractual  arrangements with the Portfolio  Manager will be subject to the  requirements  of the Investment
Company Act applicable to investment advisory contracts.

            Portfolio  Managers  will be  selected  on the  basis  of  various criteria,  generally  including,  among  other  things,  an  analysis  of: the
Portfolio  Manager's  performance  during  various  time  periods  and  market cycles;  the Portfolio  Manager's  reputation,  experience  and training;  its articulation of and adherence to its investment  philosophy;  the presence and deemed effectiveness of risk management discipline;  on-site interviews of the management  team;  the  quality  and  stability  of  the  Portfolio  Manager's organization,  including internal and external professional staff; and whether key personnel of the Portfolio Manager have substantial  personal  investments in the Portfolio Manager's investment program.

            Not more than 10% of the Fund's net assets  will be  allocated  to any one Portfolio  Manager.  In addition,  the Fund will limit its  investment position in any one  Portfolio  Fund to less than 5% of the  Portfolio  Fund's outstanding  voting  securities,  absent an SEC order (or assurances  from the
SEC staff) under which the Fund's  contribution and withdrawal of capital from a  Portfolio  Fund in which it holds 5% or more of the  outstanding  interests will  not be  subject  to  various  Investment  Company  Act  prohibitions  on affiliated  transactions.  However,  to permit the  investment  of more of its assets  in  smaller  Portfolio  Funds  deemed  attractive  by  the  Investment
Manager,  the Fund may purchase  non-voting  securities  of  Portfolio  Funds, subject to a limitation  that the Fund will not purchase voting and non-voting interests in a Portfolio  Fund that in the aggregate  represent 25% or more of the Portfolio Fund's outstanding equity.

            Portfolio  Managers will generally  invest primarily in marketable securities,  although certain Portfolio  Managers may also invest in privately placed  securities  and other  investments  that are  illiquid.  Interests  in
Portfolio  Funds will not  themselves be marketable and will only have limited liquidity.  Portfolio  Managers  may  invest  and  trade  in a wide  range  of instruments and markets,  including,  but not limited to, domestic and foreign equities and equity-related  instruments,  currencies,  financial futures, and fixed  income  and other  debt-related  instruments.  Portfolio  Managers  are generally not limited as to the markets  (either by location or type,  such as large capitalization,  small capitalization or non-U.S. markets) in which they may invest or the investment  discipline  that they may employ (such as value, growth or  bottom-up  or  top-down  analysis).  In managing  Portfolio  Funds,
Portfolio  Managers will not be subject to the Fund's investment  policies and restrictions  or the various  limitations and  prohibitions  applicable to the activities of investment  companies  registered  under the Investment  Company
Act  (such  as  the  Fund).  This  involves  various  risks,  including  those associated  with the fact that  Portfolio  Funds are not generally  subject to any  requirements  that  they  diversify  their  investments  or  limit  their investments  in the  securities  of issuers  engaged in a single  industry  or group of related  industries.  However,  the Fund's  investment  policies  and restrictions,  and limitations and prohibitions on investments  imposed by the
Investment Company Act, will apply in the case of Portfolio Accounts.

            The  Investment  Manager will  regularly  evaluate each  Portfolio
Manager to determine  whether its  investment  program is consistent  with the
Fund's  investment  objective  and  whether  its  investment   performance  is
satisfactory.   Based  on  these  evaluations,  the  Investment  Manager  will allocate and  reallocate  the Fund's assets among  Portfolio  Managers and may terminate  or  add  Portfolio  Managers,  as  it  determines  appropriate  and consistent  with the Fund's  investment  objective.  Members  will not vote on the  retention  or  termination  of  a  Portfolio  Manager,  except  that  the retention  of any  Portfolio  Manager to manage a  Portfolio  Account  will be subject  to the  approval  of the  Board  and  Members.  The  Fund may seek to obtain an SEC order  exempting it from the  requirement  that Members  approve
Portfolio  Managers that are retained to manage Portfolio  Accounts.  However, no assurance can be given that such an order will be issued.

BORROWING; USE OF LEVERAGE

            The Fund is  authorized to borrow money for  investment  purposes, to meet  repurchase  requests  and for  cash  management  purposes.  Portfolio
Funds generally are also permitted to borrow money for similar  purposes.  The use of borrowings for investment  purposes is known as "leverage" and involves a high degree of risk. The investment  programs of certain Portfolio  Managers may make extensive use of leverage.  See "Risk Factors--Leverage; Borrowing."

            The Fund is  subject to the  Investment  Company  Act  requirement that an investment  company  satisfy an asset coverage  requirement of 300% of its  indebtedness,  including  amounts  borrowed,  measured  at the  time  the
investment    company   incurs   the   indebtedness   (the   "Asset   Coverage
Requirement").  This  means that the value of the  Fund's  total  indebtedness may not  exceed  one-third  the  value of its  total  assets  (including  such indebtedness).  These  limits  do  not  apply  to  the  Portfolio  Funds  and, therefore,  the  Fund's  portfolio  may be  exposed  to  the  risk  of  highly leveraged  investment  programs of certain Portfolio Funds. The Asset Coverage
Requirement  will apply to  borrowings  by Portfolio  Accounts,  as well as to other  transactions by Portfolio  Accounts that can be deemed to result in the creation of a "senior  security."  Generally,  in conjunction  with investment positions  for  Portfolio  Accounts  that  are  deemed  to  constitute  senior securities,  the Fund must: (i) observe the Asset Coverage  Requirement;  (ii)
maintain  daily a segregated  account in cash or liquid  securities  at such a level  that the  amount  segregated  plus any  amounts  pledged to a broker as collateral  will equal the current value of the position;  or (iii)  otherwise
cover  the  investment   position  with   offsetting   portfolio   securities.
Segregation  of  assets  or  covering  investment  positions  with  offsetting portfolio  securities  may limit a Portfolio  Account's  ability to  otherwise invest those assets or dispose of those securities.

SHORT SELLING

            Portfolio  Funds  and  Portfolio   Accounts  may  sell  securities
short.  To effect a short sale, the Portfolio  Fund or Portfolio  Account will borrow the security  from a brokerage  firm,  or other  permissible  financial
intermediary,   and  make  delivery  to  the  buyer.  The  Portfolio  Fund  or
Portfolio  Account  then is  obligated  to replace  the  borrowed  security by purchasing  it at the market  price at the time of  replacement.  The price at such time may be more or less than the  price at which the  security  was sold short by the  Portfolio  Fund or  Portfolio  Account,  which would result in a loss or gain,  respectively.  The use of short sales is a speculative practice and involves significant risks.  See "Risk Factors--Short Selling."

DERIVATIVES

            Portfolio   Funds  and   Portfolio   Accounts  may  use  financial
instruments,  known as derivatives, for purposes of hedging portfolio risk and for  non-hedging  purposes.  Examples of  derivatives  include stock  options, index  options,  futures and options on futures.  Transactions  in derivatives involve certain risks. See "Risk Factors--Derivatives."

SHORT-TERM AND DEFENSIVE INVESTMENTS

            The Fund will invest its cash reserves in high quality  short-term investments.  These  investments  may include  money  market  instruments  and other short-term debt  obligations,  money market mutual funds, and repurchase agreements  with banks and  broker-dealers.  During  periods of adverse market or economic  conditions,  the Fund may temporarily invest all or a significant portion of its assets in these  securities  or hold cash.  This could  prevent the Fund  from  achieving  its  investment  objective.  Repurchase  agreements involve certain risks that are described in the SAI.

MANAGEMENT OF THE FUND
GENERAL

            The Fund's Board provides broad  oversight over the operations and affairs of the Fund.  A majority of the Board is  comprised of persons who are
Independent Managers.

            OppenheimerFunds,  Inc.  (the  "Adviser")  serves  as  the  Fund's investment adviser,  subject to the ultimate supervision of and subject to any policies  established  by the Board,  pursuant  to the terms of an  investment advisory agreement with the Fund (the "Advisory  Agreement").  It has operated as an  investment  adviser  since January  1960.  The Adviser  (including  its subsidiaries)  managed  more than $155 billion of assets as of March 31, 2004.
Its clients  include  the  Oppenheimer  mutual  funds with more than 5 million shareholder  accounts.  The Adviser is located at Two World Financial  Center,
225  Liberty  Street,  11th Floor,  New York,  New York  10281-1008  and is an
indirect,  majority owned  subsidiary of  Massachusetts  Mutual Life Insurance
Company.

            Under the  Advisory  Agreement,  the  Adviser is  responsible  for developing,  implementing and supervising the Fund's investment  program.  The
Adviser is  authorized,  subject to the approval of the Board and Members,  to retain one of its affiliates to provide any or all of the investment  advisory services  required  to be  provided  to the Fund or to assist  the  Adviser in providing these services.

            As  compensation  for  services  required  to be  provided  by the
Adviser under the Advisory Agreement,  the Fund will pay the Adviser a monthly fee  (the  "Management  Fee")  computed  at the  annual  rate of  1.20% of the aggregate value of outstanding  Interests determined as of the last day of the month  (before any  repurchases  of Interests or Incentive  Allocations).  The
Adviser (or an affiliated  company of the Adviser that it  designates) is also entitled to be the special advisory member of the Fund (the "Special  Advisory
Member")  and to  receive  in  such  capacity  a  performance-based  incentive allocation  that is  determined as a percentage of the net profits of the Fund otherwise  allocable to each Member.  See  "Management of the Fund-- Incentive
Allocation."

            Tremont Partners,  Inc. (the "Investment  Manager"),  an affiliate of the Adviser,  has been assigned  responsibility  for  providing  day-to-day investment  management services to the Fund, subject to the supervision of the
Adviser.  Since 1984, the Investment  Manager and its affiliates have provided alternative  investment solutions to a diverse client base including financial institutions,  mutual  funds,  other  investment  companies and high net worth individuals.  These  services  include  tracking  and  evaluating  over  2,000 domestic  and  offshore  investment  funds.  The  Investment  Manager  and its affiliates were  responsible for the allocation of over $4.8 billion of client assets among  alternative  investment  strategies,  as of March 31, 2004.  The
Investment  Manager is located at 555  Theodore  Fremd  Avenue,  Rye, New York
10580,  and  since  October  1,  2001  has  been a  majority  owned,  indirect subsidiary of Massachusetts  Mutual Life Insurance  Company.  The Adviser pays a monthly  fee to the  Investment  Manager  equal to 50% of the  amount of the
Management  Fee earned by the  Adviser  pursuant  to the  Advisory  Agreement.
(This fee is  payable  by the  Adviser  and not the Fund).  In  addition,  the
Investment  Manager  has been  designated  by the  Adviser  to be the  Special
Advisory   Member   entitled  to  receive  the   performance-based   incentive
allocation  described above. The Investment  Manager's retention as the Fund's investment  manager  was  approved  by the Board and was also  approved by the
Adviser as the Fund's sole initial Member.

MANAGEMENT TEAM

            The  following  personnel  of the  Investment  Manager will be the persons primarily  responsible for selecting Portfolio Managers and allocating the Fund's assets among the Portfolio Managers:

      Sandra L.  Manzke,  Chairperson  and  Co-Chief  Executive  Officer.  Ms.
      -----------------
      Manzke established Tremont Partners,  Inc. in October 1984 after serving as a Principal at Rogers,  Casey & Barksdale,  Inc.,  from 1976 to 1984.
      Ms.  Manzke is a Director  of certain  private  investment  partnerships managed by the Investment  Manager.  From 1974 to 1976, she worked as an independent  consultant at Bernstein  Macauley where she was responsible for  reviewing  the firm's  products.  At Scudder  Stevens & Clark,  she established one of their internal  measurement systems during her tenure as an  investment  manager  from  1969  to  1974.  Ms.  Manzke  holds  a
      Bachelor of Fine Arts from Pratt Institute.

      Robert I. Schulman,  Co-Chief  Executive  Officer.  Mr.  Schulman joined
      ------------------
      the Investment  Manager in 1994.  Prior to that, he was  responsible for
      Smith Barney's $60 billion  Consulting  Services Division and Retail New
      Product  Development.  At  Smith  Barney,  he was also  involved  in all aspects of investment  management and manager selection  processes.  Mr.
      Schulman  founded the Leveraged  Product Division at E.F. Hutton in 1982
      and was responsible for the development of various derivative  products, as well as growth index and financial  futures and options  trading.  In
      1986, he assumed  responsibility for all retail products offered at E.F.
      Hutton.  He is a graduate of New York  University  and received a Master of Business  Administration  degree in Finance  from the Lubin School of
      Business.

      Barry H. Colvin, CFA - President,  Chief Investment Officer.  Mr. Colvin
      --------------------
      directs  Tremont's   alternative   investment  research  and  heads  the
      Investment  Committee.  Prior to joining  Tremont  Advisers in 1999, Mr.
      Colvin  spent  three  years as Vice  President  and Head of  Alternative
      Investments  and then as  Director  of  Research  for  Asset  Consulting
      Group,  Inc. of St. Louis,  Missouri.  From 1995 to 1997, Mr. Colvin was
      a fixed income trader for General  American  Life, and before that spent two years at  Scottsdale  Securities  as Head of  Business  Development.
      From 1987 to 1994 he worked for Edward D. Jones & Co. in various  roles, eventually  becoming a partner.  Mr.  Colvin  holds a B.A. in  Economics from  the  University  of  Missouri  and is a  holder  of the  Chartered
      Financial Analyst designation.

      Patrick J. Kelly,  CFA - Vice President,  Director of Manager  Research.
      ----------------------
      Mr. Kelly coordinates and structures  Tremont's  alternative  investment research  department.  He  joined  the  firm  in  June  2001.  Prior  to
      Tremont,  Mr.  Kelly  spent  three  years,  from  1998 to 2001,  as Vice
      President  and Risk Manager for Parker Global  Strategies.  From 1995 to
      1998, Mr. Kelly worked as a Senior Portfolio  Analyst at Ferrell Capital
      Management,  and  from  1993 to  1995,  Mr.  Kelly  worked  for  Kidder,
      Peabody,  & Co. as an analyst.  Mr. Kelly has B.S. in Computer  Science,
      Electrical  Engineering  and  Mathematics  from Hofstra  University  and
      M.B.A in  Finance  from the Frank  Zarb  School of  Business  at Hofstra
      University  and  is  a  holder  of  the  Chartered   Financial   Analyst
      designation.

      Cynthia J. Nicoll - Vice President, Director of Risk Management.
      -----------------
      Cynthia Nicoll joined Tremont in December 2000, with responsibility for establishing Tremont's risk management capabilities.  Ms. Nicoll came to Tremont from Parker Global Strategies, where she was Managing
      Director of Strategic Initiatives.  From 1993 to 1999, she designed hedge fund-indexed structured products for Greenwich Capital and
      National Westminster Bank PLC.  From 1979 to 1993, Ms. Nicoll marketed foreign exchange, structured debt and other financings for
      Manufacturers Hanover/Chemical Bank (now JP Morgan). Ms. Nicoll has a
      B.A. in American  History from Yale  University and an M.B.A. in Finance and International Business from New York University.

      Suzanne S. Hammond,  Senior Vice  President,  Secretary  and  Treasurer.
      ------------------
      Suzanne   Hammond  is   responsible   for  program   analysis  and  fund
      administration/supervision   of  the  Investment  Manager's  proprietary
      products.  Ms.  Hammond  is  also  responsible  for  certain  investment supervision  clients  and is a Director  of certain  private  investment partnerships  managed by the  Investment  Manager.  Prior to joining the
      Investment  Manager in 1989,  Ms.  Hammond  spent six years with Rogers,
      Casey &  Barksdale,  Inc.  as a Senior  Analyst  responsible  for  major consulting clients.  For five years prior to joining Rogers,  Casey, Ms.
      Hammond served as the liaison representative  managing listed midwestern companies on the New York Stock  Exchange,  Inc. She received a Bachelor of Arts  degree in  Russian  History/Economics  from the  University  of
      North Carolina, Chapel Hill and an A.B.A. from Colby Jr. College.

ADMINISTRATIVE SERVICES

            Under the terms of an administration  agreement with the Fund, the
Adviser will provide certain  administrative  services to the Fund, including,
among  others:   providing   office  space  and  other  support  services  and
personnel as necessary to provide such services to the Fund;  supervising  the entities  retained  by the  Fund  to  provide  accounting  services,  investor services and custody services;  handling Member inquiries  regarding the Fund, including but not limited to questions  concerning  their  investments  in the
Fund and capital account  balances;  preparing or assisting in the preparation of  various  reports,  communications  and  regulatory  filings  of the  Fund;
assisting  in the  review of  investor  applications;  monitoring  the  Fund's compliance with Federal and state  regulatory  requirements  (other than those relating to investment  compliance);  coordinating and organizing  meetings of the Board and  meetings  of  Members  and  preparing  related  materials;  and maintaining  and  preserving  certain  books  and  records  of  the  Fund.  In consideration for these services,  the Fund will pay the Adviser a monthly fee computed at the annual  rate of 0.25% of the  aggregate  value of  outstanding
Interests  determined  as  of  the  last  day  of  each  calendar  month  (the
"Administration Fee").

INCENTIVE ALLOCATION

            The  Adviser  (or an  affiliated  company of the  Adviser  that it designates)  is entitled to receive a  performance-based  allocation  equal to
10% of  the  net  profits,  if  any,  in  excess  of  the  "Preferred  Return"
(described  below)  that  otherwise  would have been  credited  to the capital
account  of  each  Member  (the   "Incentive   Allocation").   The   Incentive
Allocation  will be debited  from a Member's  capital  account and credited to the Special  Advisory  Account,  and  generally  will be made as of the end of each calendar year,  and upon the repurchase of the Member's  Interest (or any portion  thereof).  It will also be made upon the  admission  of a  substitute
Member  to whom the  Interest  of a Member  has been  transferred  (unless  no change  in  beneficial  ownership  results  from  the  transfer)  and when the
Adviser (or an affiliate)  ceases to serve as investment  adviser of the Fund.
(Each  period  for  which  the  Incentive   Allocation  is  determined  is  an
"Allocation  Period.")  The  Incentive  Allocation  will  apply  only  to  net profits  for the  applicable  Allocation  Period  that  exceed  both:  (i) the
Preferred  Return for the Allocation  Period;  and (ii) any balance in a "Loss
Recovery Account" (described below) established for the Member.

            For  purposes  of   calculating   the  Incentive   Allocation  and
determining  amounts  to be  credited  to or  debited  from the Loss  Recovery
Account of a Member,  net profits or net losses will  generally be measured as the net change in the value of the Member's  capital  account  (including  the
effect  of  any  unrealized   appreciation   or  depreciation  in  the  Fund's
investments,  the  Fund's  realized  gains  and  losses,  and its  income  and expenses),  before  giving  effect  to  any  repurchases  by the  Fund  of the
Member's  Interest  or any portion  thereof.  The methods to be used in making these  calculations  are set forth in the  Fund's  Limited  Liability  Company
Agreement (the "LLC Agreement").  See Appendix B of this prospectus.

            The  Preferred  Return  is an amount  determined  by  applying  an annual  percentage rate equal to 8% to the capital account balance of a Member as of the beginning of each fiscal period within the Allocation Period.

            In  addition,  the  Incentive  Allocation  will be made  only with respect to net  profits  allocable  to a Member that exceed any balance in the
Member's Loss  Recovery  Account.  The Loss  Recovery  Account is a memorandum account  with respect to each Member that has an initial  balance of zero.  As of the first day after the close of each  Allocation  Period,  the  balance of the  account  is  adjusted  in the manner  provided  by the LLC  Agreement  to increase  the  balance to reflect  net losses  allocated  to the Member and to decrease  the  balance  (but  not  below  zero)  to  reflect  any net  profits allocated to the Member.  The Loss Recovery  Account operates to ensure that a
Member is not subject to the  Incentive  Allocation  on net profits  except to the extent they exceed prior net losses.

            With respect to a  repurchase  by the Fund as of a date that would not,  but  for  such  repurchase,  be the  end of an  Allocation  Period,  the
Incentive  Allocation  will apply on a  proportionate  basis if a portion of a
Member's  Interest is  repurchased  by the Fund.  In such case,  the Incentive
Allocation will be made on a pro rata portion of any net profits  allocable to the Member (based on the percentage portion of the Interest repurchased),  and by  attributing a pro rata portion of the Preferred  Return and any balance in the Loss  Recovery  Account to the portion of the Interest  being  repurchased
(with appropriate  reduction to the Preferred Return and the remaining balance of the Loss  Recovery  Account as to the portion of the  Interest  that is not repurchased).

            The  Adviser  (or  its  designated  affiliate)  may  withdraw  any
Incentive  Allocation  credited  to the Special  Advisory  Account at any time following the date on which the Incentive Allocation is made.

            The Incentive  Allocation  presents  risks that are not present in funds  without an  incentive  allocation.  See  "Risks--Incentive  Allocation."
The overall fees,  expenses and the Incentive  Allocation  payable by the Fund or borne by Members  will be higher  than the fees and  expenses of most other registered  investment  companies,  but generally  will be similar to those of
many  private  investment  funds  and  certain  other  registered   investment
companies  with  investment  policies  similar to those of the Fund.  Very few advisers of registered  investment  companies  receive  incentive  allocations similar to the Incentive Allocation.

ACCOUNTING AND CUSTODY SERVICES

            PFPC Inc.  ("PFPC")  provides  various fund  accounting,  investor accounting  and  taxation  services  to the Fund.  In  consideration  of these services,  the Fund  will pay PFPC a  monthly  fee  which is not  expected  to exceed  0.25% of the Fund's net assets on an annual  basis and will  reimburse
PFPC for certain out-of-pocket  expenses.  PFPC Trust Company, an affiliate of
PFPC,  serves as the  Fund's  custodian  and  maintains  custody of the Fund's assets.  The principal  business address of PFPC and PFPC Trust Company is 400
Bellevue Parkway, Wilmington, Delaware 19809.

INVESTOR SERVICING ARRANGEMENTS

            Under the terms of an  investor  servicing  agreement  between the
Fund  and  the  Distributor   (the  "Investor   Servicing   Agreement"),   the
Distributor  is  authorized  to retain  broker-dealers  and certain  financial
advisers  to  provide  ongoing  investor  services  and  account   maintenance
services to Members that are their customers  ("Investor Service  Providers").
These services  include,  but are not limited to,  handling  Member  inquiries regarding the Fund (e.g.,  responding to questions  concerning  investments in the Fund, capital account balances,  and reports and tax information  provided by the Fund);  assisting in the  enhancement  of relations and  communications between Members and the Fund;  assisting in the  establishment and maintenance of  Member  accounts  with the  Fund;  assisting  in the  maintenance  of Fund records  containing Member  information;  and providing such other information and Member liaison services as the Distributor may reasonably  request.  Under the Investor Servicing  Agreement,  the Fund will pay a fee to the Distributor to reimburse  it for payments  made to Investor  Service  Providers.  This fee will  be paid  quarterly  and  will  be in an  amount,  with  respect  to each
Investor  Service  Provider,  not to exceed  the  lesser  of: (i) 0.50% (on an annualized  basis) of the aggregate  value of  outstanding  Interests  held by
investors  that  receive   services  from  the  Investor   Service   Provider,
determined as of the last day of the calendar  quarter (before any repurchases of Interests or the Incentive  Allocation);  or (ii) the Distributor's  actual payments to the Investor  Service  Provider.  The Distributor will be entitled to reimbursement  under the Investor  Servicing  Agreement for any payments it may make to any affiliated Investor Service Providers.

FUND EXPENSES

            The Fund will bear its own  expenses  including,  but not  limited to: the Management Fee; the  Administration  Fee; fees for Investor  Services;
any taxes;  investment-related  expenses  incurred by the Fund (e.g., fees and expenses  charged  by  the  Portfolio  Managers  and  Portfolio  Funds,  costs associated with organizing and operating Portfolio  Accounts,  placement fees, interest  on  indebtedness,  fees for data and  software  providers,  research expenses,  professional  fees  (including,  without  limitation,  expenses  of consultants  and  experts)  relating to  investments);  fees and  expenses for accounting and custody services;  the fees and expenses of Fund counsel, legal counsel  to the  Independent  Managers  and the Fund's  independent  auditors;
costs  associated with the  registration  of the Fund,  including the costs of compliance  with  Federal  and state  laws;  costs  and  expenses  of  holding meetings  of the Board and  meetings of Members,  including  costs  associated with  preparation  and  dissemination  of  proxy  materials;  the  costs  of a fidelity  bond and any liability  insurance  obtained on behalf of the Fund or the Board;  and such other expenses as may be approved by the Board.  The Fund will  reimburse  the  Adviser  for any of the above  expenses  that it pays on behalf of the Fund.

            Offering costs required by applicable  accounting principles to be charged to capital  that are paid or accrued  during a fiscal  period  will be allocated  and  charged  to the  capital  accounts  of  Members  pro  rata  in accordance with their respective investment percentages for the period.

            The Fund's  organizational  expenses were borne voluntarily by the
Adviser.  Initial  offering  costs were  charged to capital  and were borne by the  Adviser  as a  Member  of  the  Fund  upon  commencement  of  the  Fund's operations.

INVESTOR QUALIFICATIONS

            Interests are being offered only to investors  that are "Qualified
Clients."  Currently,  Qualified  Clients  include:  (i)  natural  persons and companies  (other than  investment  companies) that represent that they have a net  worth  (together,  in the case of a  natural  person,  with  assets  held jointly  with a spouse)  of more than  $1,500,000;  (ii)  persons  who have at least $750,000 under the Adviser's or its  affiliates'  management,  including any amount invested in the Fund; (iii) persons who are "qualified  purchasers"
as defined by the Investment  Company Act and the rules  thereunder;  and (iv)
certain  knowledgeable  employees who participate in the Adviser's  investment activities.  In addition,  Interests  are offered  only to investors  that are
U.S.  persons for Federal income tax purposes,  as defined below,  and may not be purchased by  charitable  remainder  trusts.  You must complete and sign an investor  certification that you meet these requirements before you may invest in the  Fund.  The  form  of  this  investor  certification  is  contained  in
Appendix  A of this  prospectus.  The Fund  will not be  obligated  to sell to brokers or dealers any  Interests  that have not been  placed  with  Qualified
Investors that meet all applicable requirements to invest in the Fund.

            A person is  considered  a U.S.  person  for  Federal  income  tax purposes  if the person is: (i) a citizen or  resident  of the United  States;
(ii) a corporation,  partnership (including an entity treated as a corporation or  partnership  for U.S.  Federal income tax purposes) or other entity (other than an estate or trust)  created  or  organized  under the laws of the United
States, any state therein or the District of Columbia;  (iii) an estate (other than a foreign  estate  defined  in  Section  7701(a)(31)(A)  of the  Internal
Revenue Code of 1986, as amended (the  "Code"));  or (iv) a trust,  if a court
within  the  U.S.  is  able  to   exercise   primary   supervision   over  its
administration  and one or more U.S. persons have the authority to control all substantial decisions of such trust.

REPURCHASES OF INTERESTS AND TRANSFERS
NO RIGHT OF REDEMPTION

            No Member or other  person  holding an Interest or a portion of an
Interest  acquired  from a Member  will have the right to require  the Fund to redeem  that  Interest  or  portion  thereof.  There is no public  market  for
Interests,  and none is  expected to develop.  With very  limited  exceptions,
Interests are not  transferable  and  liquidity  will be provided only through limited  repurchase  offers  that  will be made from time to time by the Fund.
Any  transfer of an Interest in  violation  of the LLC  Agreement  will not be permitted  and  will  be  void.  Consequently,  Members  may  not be  able  to liquidate their  investment other than as a result of repurchases of Interests by the Fund,  as  described  below.  For  information  on the Fund's  policies
regarding   transfers  of  Interest,   see   "Repurchases   and  Transfers  of
Interests--Transfers of Interests" in the SAI.

REPURCHASES OF INTERESTS

            The Fund from time to time will  offer to  repurchase  outstanding
Interests  pursuant to written tenders by Members.  Repurchase  offers will be made at such times and on such terms as may be  determined by the Board in its sole  discretion,  and  generally  will be offers to  repurchase  a  specified dollar amount of  outstanding  Interests.  A redemption  fee equal to 1.00% of the value of an Interest (or portion of an Interest)  repurchased  by the Fund will apply if the date as of which the  Interest is to be valued for  purposes of repurchase is less than one year  following the date of a Member's  initial investment in the Fund. If  applicable,  the  redemption  fee will be deducted before payment of the proceeds of a repurchase.

            In  determining  whether the Fund should  repurchase  Interests or portions  thereof from  Members  pursuant to written  tenders,  the Board will consider  the  recommendations  of the  Adviser.  The Fund intends to offer to repurchase  Interests  twice each year,  as of the last  business day of March and September.  The LLC Agreement  provides that the Fund will be dissolved if the  Interest  of  any  Member  that  has  submitted  a  written  request  for repurchase  of  its  Interest,  in  accordance  with  the  terms  of  the  LLC
Agreement,  has not been  repurchased by the Fund within a period of two years
after   the   Member's   request.    See   "Repurchases   and   Transfers   of
Interests--Repurchase  Offers"  in the SAI.  The Board will also  consider  the following factors, among others, in making its determination:

whether any Members have requested to tender  Interests or portions thereof to the Fund;

the liquidity of the Fund's assets;

the investment plans and working capital requirements of the Fund;

the relative economies of scale with respect to the size of the Fund;

the history of the Fund in repurchasing Interests or portions thereof;

the economic condition of the securities markets; and

the anticipated tax  consequences of any proposed  repurchases of Interests or portions thereof.

            The Board will  determine  that the Fund  repurchase  Interests or portions  thereof from Members  pursuant to written  tenders only on terms the
Board  determines  to be  fair  to  the  Fund  and  Members.  When  the  Board determines  that the Fund will make a repurchase  offer,  notice of that offer will be  provided  to each  Member  describing  the  terms of the  offer,  and containing  information  that Members should  consider in deciding  whether to tender  Interests for repurchase.  Members who are deciding  whether to tender their Interests or portions  thereof during the period that a repurchase offer is open may ascertain the  estimated net asset value of their  Interests  from the Adviser during the period the offer remains open.

            When  Interests  are   repurchased  by  the  Fund,   Members  will
generally receive cash  distributions  equal to the value of the Interests (or
portion  of  the  Interest)   repurchased,   less  the   redemption   fee,  if
applicable.  However,  in the sole  discretion  of the Fund,  the  proceeds of
repurchases  of  Interests  may  be  paid  by  the  in-kind   distribution  of
securities  held by the Fund, or partly in cash and partly  in-kind.  The Fund
does  not  expect  to  distribute   securities   in-kind   except  in  unusual
circumstances,  such as in the  unlikely  event  that the  Fund  does not have sufficient  cash to pay for Interests that are repurchased or if making a cash payment  would result in a material  adverse  effect on the Fund or on Members not tendering  Interests for  repurchase.  See "Risk  Factors--General  Risks."
Repurchases  will be effective after receipt and acceptance by the Fund of all eligible written tenders of Interests or portions thereof from Members.

            A Member that tenders its entire  Interest will  generally  have a taxable  event  when  the  Interest  is  repurchased.  Gain,  if any,  will be recognized  by a  tendering  Member  only  as and  after  the  total  proceeds received  by  the  Member  exceed  the  Member's  adjusted  tax  basis  in the
Interest.  A loss,  if any,  will be  recognized  only  after the  Member  has received  full  payment  under the  promissory  note that will be given to the
Member prior to the Fund's payment of the repurchase amount.

REPURCHASE PROCEDURES

            Due  to   liquidity   restraints   associated   with  the   Fund's
investments  in Portfolio  Funds and the fact that the Fund may have to effect withdrawals  from those funds to pay for Interests  being  repurchased,  it is presently expected that, under the procedures  applicable to the repurchase of
Interests,  Interests  will  be  valued  for  purposes  of  determining  their repurchase price as of a date  approximately one month after the date by which
Members must submit a repurchase  request (the "Valuation  Date") and that the
Fund  will  generally  pay the  value of the  Interests  or  portions  thereof repurchased  (or as discussed  below,  95% of such value if a Member's  entire
Interest is  repurchased)  approximately  one month after the Valuation  Date.
The  amount  that a Member may  expect to  receive  on the  repurchase  of the
Member's  Interest  (or  portion  thereof)  will be the value of the  Member's capital  account (or portion  thereof  being  repurchased)  determined  on the
Valuation  Date and based on the net asset  value of the  Fund's  assets as of that date,  after giving effect to all  allocations to be made as of that date to the Member's capital account,  including any Incentive Allocation, and less the redemption  fee, if applicable.  This amount will be subject to adjustment upon  completion of the annual audit of the Fund's  financial  statements  for the fiscal  year in which the  repurchase  is  effected  (which it is expected will be completed  within 60 days after the end of each fiscal  year).  If the entire  Interest  of a Member is  repurchased,  the  Member  will  receive  an initial  payment equal to 95% of the  estimated  value of the Interest and the balance due will be  determined  and paid  promptly  after  completion  of the
Fund's audit and be subject to audit adjustment.

            Under these  procedures,  Members  will have to decide  whether to tender their  Interests for  repurchase  without the benefit of having current information  regarding  value  of  Interests  as of a  date  proximate  to the
Valuation  Date.  In  addition,  there  will be a  substantial  period of time between the date as of which  Members must tender  Interests and the date they can expect to receive  payment  for their  Interests  from the Fund.  However, promptly after the expiration of a repurchase  offer,  Members whose Interests
are   accepted   for   repurchase   will  be   given   non-interest   bearing,
non-transferable   promissory  notes  by  the  Fund  representing  the  Fund's
obligation  to  pay  for  repurchased  Interests.   Payments  for  repurchased
Interests may be delayed under  circumstances where the Fund has determined to redeem  its  interests  in  Portfolio  Funds to make  such  payments,  but has experienced delays in receiving payments from the Portfolio Funds.

            A  Member  who  tenders  for  repurchase  only  a  portion  of the
Member's  Interest  will be  required to  maintain a capital  account  balance of $50,000,  net of the amount of the Incentive Allocation, if any, that is to be debited  from the capital  account of the Member as of the  Valuation  Date with respect to the portion of the Interest  repurchased.  If a Member tenders a portion of an Interest and the  repurchase  of that portion  would cause the
Member's  capital  account  balance to fall below this required  minimum,  the
Fund  reserves the right to reduce the portion of the Interest to be purchased from the Member so that the required minimum balance is maintained.

            Repurchases  of  Interests  by the Fund  are  subject  to  certain regulatory requirements imposed by SEC rules.

MANDATORY REDEMPTION BY THE FUND

            The LLC  Agreement  provides  that the Fund may redeem an Interest
(or portion  thereof)  of a Member or any person  acquiring  an  Interest  (or portion  thereof)  from or  through  a  Member  under  certain  circumstances, including  if:  ownership  of the  Interest by the Member or other person will cause the Fund to be in violation of certain laws;  continued ownership of the
Interest  may  adversely  affect  the  Fund;  any of the  representations  and warranties  made  by a  Member  in  connection  with  the  acquisition  of the
Interest  was not true when made or has  ceased to be true;  or it would be in the best  interests  of the  Fund to  repurchase  the  Interest  or a  portion thereof.  Members whose  Interest,  or a portion  thereof,  is redeemed by the
Fund will not be  entitled  to a return of any  amount of sales  load that was charged in connection with the Member's purchase of the Interest.

CALCULATION OF NET ASSET VALUE

            The net asset  value of the Fund will be  computed as of the close of  business  on the  last  day of each  "fiscal  period"  (as  defined  under
"Capital  Accounts"  below).  The Fund's  net asset  value is the value of the
Fund's assets less its  liabilities.  In computing  net asset value,  the Fund will value  interests  in  Portfolio  Funds at their fair value in  accordance with  procedures  adopted by the Board,  which the Board has  determined  will ordinarily  be the values of those  interests as  determined  by the Portfolio
Managers of the Portfolio  Funds in accordance  with policies  established  by the  Portfolio  Funds.  Other  securities  and  assets of the Fund  (including securities and other  investments  held by Portfolio  Accounts) will be valued at market  value,  if market  quotations  are  readily  available,  or will be valued  at fair  value  as  determined  by in good  faith  by the  Board or in accordance  with  procedures  adopted by the Board.  Expenses  of the Fund and its  liabilities  (including  the  amount of any  borrowings)  are taken  into account for purposes of computing net asset value.

            Following the end of each month,  each Portfolio Fund provides the
Investment   Manager  with  a  valuation   report  of  the  Portfolio   Fund's
performance and capital balances as of that month-end.  From this information, the Investment  Manager  prepares a Fund Portfolio  asset value report,  which the  Investment  Manager  supplies to the PFPC,  Inc.  as the Fund's  Investor
Accounting  Services Agent for monthly ("Member") capital account  processing.
The  Investment   Manager  monitors  all  Portfolio  Funds  and  compares  the individual  monthly  results of each Portfolio Fund with that of other private hedge fund  managers  that use the same type of  investment  strategy.  In the unusual  circumstance where a Portfolio Fund's performance is not in line with its peer group,  the  Investment  Manager  will contact the  Portfolio  Fund's investment  manager and attempt to find a logical and  reasonable  explanation for the  disparity  in  returns.  Any  outlying  results,  either  positive or negative,  are followed up with the  Portfolio  Fund's  investment  manager to determine  the  cause  and to see  if  further  review  of  the  situation  is required.  If the Investment  Manager concludes that the information  provided by a Portfolio Fund does not represent the fair value of the Fund's  interests in the Portfolio Fund as of that  month-end,  the  Investment  Manager and the
Adviser will take appropriate steps to revise the valuation.

            As a general  matter,  the fair value of the Fund's  interest in a
Portfolio  Fund will  represent  the  amount  that the Fund  could  reasonably expect to receive from a Portfolio  Fund if the Fund's  interest were redeemed at the time of valuation,  based on  information  reasonably  available at the time the valuation is made and that the Fund  believes to be reliable.  In the unlikely event that a Portfolio Fund does not report a month-end  value to the
Fund on a  timely  basis,  the Fund  would  determine  the fair  value of such
Portfolio Fund based on the most recent value reported by the Portfolio  Fund, as well as any  other  relevant  information  available  at the  time the Fund values its portfolio.  Using the nomenclature of the hedge fund industry,  any values  reported as  "estimated"  or "final"  values will  reasonably  reflect market values of securities for which market  quotations are available or fair value as of the Fund's valuation date.

            Prospective  investors  should  be  aware  that  there  can  be no assurance  that the fair values of interests in Portfolio  Funds as determined under the  procedures  described  above will in all cases be  accurate  to the extent that the Fund,  the Board and the  Investment  Manager do not generally have access to all necessary  financial and other information  relating to the
Portfolio  Funds to  determine  independently  the net  asset  values of those funds.  The  Board's  results in  accurately  fair  valuing  securities  whose market  value is not readily  ascertainable  are subject to  inaccuracies  and that its valuation of portfolio  positions could have an adverse effect on the
Fund's net assets if its judgments  regarding  appropriate  valuations  should prove incorrect.

CAPITAL ACCOUNTS
GENERAL

            The  Fund  will  maintain  a  separate  capital  account  for each
Member,  which  will have an opening  balance  equal to the  Member's  initial contribution  to the capital of the Fund (i.e.,  the amount of the  investment less any  applicable  sales  load).  Each  Member's  capital  account  will be increased by the amount of any additional  contributions  by the Member to the capital  of the  Fund,  plus any  amounts  credited  to the  Member's  capital account as described below.  Similarly,  each Member's capital account will be reduced  by the  sum of  the  amount  of any  repurchase  by the  Fund  of the
Member's  Interest,  or portion thereof,  plus the amount of any distributions to the Member which are not  reinvested,  plus any amounts debited against the
Member's capital account as described below.

            Capital  accounts  of  Members  are  adjusted  as of the  close of business  on the last day of each fiscal  period.  A fiscal  period  begins on the day  after the last day of the  preceding  fiscal  period  and ends at the close of  business  on the  first to occur of (i) the last day of each  fiscal year (March 31), (ii) the last day of each taxable year  (December  31), (iii)
the day preceding the date as of which any  contribution to the capital of the
Fund is made,  (iv) any day as of which the Fund  repurchases any Interest (or portion  thereof)  of any  Member,  or (v) any day as of which  any  amount is credited to or debited  from the capital  account of any Member  other than an amount to be credited to or debited  from the capital  accounts of all Members in accordance  with their  respective  investment  percentages.  An investment percentage  will be determined  for each Member as of the start of each fiscal period by  dividing  the  balance of the  Member's  capital  account as of the commencement of the period by the sum of the balances of all capital  accounts of all Members as of that date.

            The  Special  Advisory  Account  is a capital  account in the Fund that  is  maintained  solely  for  the  purpose  of  receiving  the  Incentive
Allocation  and no other  allocations  of  profits,  losses or other items are made to or from such  account.  Any  balance in the Special  Advisory  Account will not be considered in determining the investment percentages of Members.

ALLOCATION OF NET PROFITS AND LOSSES; ALLOCATION OF OFFERING COSTS

            Net profits or net losses of the Fund for each fiscal  period will be allocated among and credited to or debited against the capital  accounts of
Members as of the last day of each fiscal period in  accordance  with Members'
respective  investment  percentages for the period.  Net profits or net losses will be  measured as the net change in the value of the net assets of the Fund
(including  any net  change in  unrealized  appreciation  or  depreciation  of investments  and  realized  income and gains or losses and  expenses  during a fiscal  period,  before  giving  effect  to any  repurchases  by the  Fund  of
Interests (or portions  thereof),  and excluding the amount of any items to be allocated  among the capital  accounts of the Members other than in accordance with the Members'  respective  investment  percentages.  As of the end of each
Allocation  Period,  any  Incentive  Allocation  to be made  from net  profits otherwise  allocable to a Member will be debited  from the capital  account of the Member and credited to the Special  Advisory  Account.  See "Management of
the  Fund--Incentive   Allocation."   Offering  costs  required  by  applicable
accounting  principles  to be  charged  to  capital  that are paid or  accrued during a fiscal period will be allocated  and charged to the capital  accounts
of  Members  pro  rata  in  accordance   with  their   respective   investment
percentages for the period.

            Allocations  for Federal  income tax  purposes  generally  will be made among Members so as to reflect  equitably  amounts credited or debited to each Member's  capital account for the current and prior taxable years.  Under the LLC  Agreement,  the Adviser has the  discretion to allocate  specially an amount of the Fund's capital  gains,  including  short-term  capital gain, for
Federal  income tax  purposes to the Special  Advisory  Member and to a Member that withdraws from the Fund (a "Withdrawing  Member"),  in either case to the extent that the capital account balance of the Special  Advisory Member or the
Withdrawing  Member exceeds the Federal  income tax basis in their  respective
Interests.

ALLOCATION OF SPECIAL ITEMS

            Withholding  taxes or other tax  obligations  incurred by the Fund which are  attributable  to any Member  will be debited  against  the  capital account of that Member as of the close of the fiscal  period  during which the
Fund paid those obligations,  and any amounts then or thereafter distributable to the Member will be reduced by the amount of those  taxes.  If the amount of those taxes is greater  than the  distributable  amounts,  then the Member and any  successor to the Member's  Interest is required to pay upon demand to the
Fund,  as a  contribution  to the  capital  of the  Fund,  the  amount  of the excess.

            Generally,  any  expenditures  payable by the Fund,  to the extent paid or  withheld  on behalf  of, or by  reason  of  particular  circumstances applicable  to,  one or  more,  but  fewer  than all of the  Members,  will be charged to only those  Members on whose  behalf the payments are made or whose particular  circumstances  gave rise to the  payments.  These  charges will be debited to the capital  accounts of the applicable  Members as of the close of the fiscal period during which the items were paid or accrued by the Fund.
RESERVES

            Appropriate  reserves may be created,  accrued and charged against net assets and  proportionately  against the  capital  accounts of the Members for contingent  liabilities as of the date the contingent  liabilities  become known to the Fund.  Reserves  will be in such amounts  (subject to increase or reduction)  which the Fund may deem  necessary or  appropriate.  The amount of any reserve (or any  increase or  decrease  therein)  will be  proportionately charged or credited, as appropriate,  to the capital accounts of those Members who are  Members  at the time  when  the  reserve  is  created,  increased  or decreased, as the case may be; provided,  however, that if the reserve (or any
                               --------   -------
increase  or  decrease  therein)  exceeds  the lesser of $500,000 or 1% of the aggregate  value of the capital  accounts of all those Members,  the amount of the reserve,  increase,  or decrease  shall  instead be charged or credited to those  Members who were Members at the time, as determined by the Fund, of the act or omission giving rise to the contingent  liability for which the reserve was  established,  increased  or  decreased  in  proportion  to their  capital accounts at that time.

VOTING

            Each  Member  will have the right to cast a number of votes  based on the value of the  Member's  capital  account  relative  to the value of the capital  accounts of all Member at any meeting of Members  called by the Board or  investors  holding  at  least a  majority  of the  total  number  of votes eligible to be cast by all  Members.  Members  will be entitled to vote on any matter on which  shareholders of a registered  investment company organized as a corporation  would be entitled to vote,  including the election of Managers, the  approval  of the  Advisory  Agreement  and  the  approval  of the  Fund's independent  auditors,  in each case to the extent that voting by shareholders is required by the  Investment  Company Act.  Except for the exercise of their voting  rights,  Members will not be entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund.

TAXES

            The  following  is a summary  of  certain  aspects  of the  income taxation  of  the  Fund  and  its  Members  that  should  be  considered  by a prospective  Member.  The Fund  has not  sought  a  ruling  from the  Internal
Revenue  Service (the  "Service") or any other Federal,  state or local agency with respect to any of the tax issues  affecting the Fund, nor has it obtained an opinion of counsel  with  respect to any Federal tax issues  other than the characterization of the Fund as a partnership for Federal income tax purposes.

            This  summary  of  certain  aspects  of  the  Federal  income  tax treatment  of the Fund is based upon the  Internal  Revenue  Code of 1986,  as
amended  (the  "Code"),   judicial   decisions,   Treasury   Regulations  (the
"Regulations")  and rulings in existence on the date hereof,  all of which are subject  to  change.  This  summary  does not  discuss  the  impact of various proposals to amend the Code that could change certain of the tax  consequences of an  investment  in the Fund.  This summary also does not discuss all of the tax consequences  that may be relevant to a particular  investor or to certain investors  subject to special  treatment  under the  Federal  income tax laws, such as insurance companies.

            Prospective  Members should consult with their own tax advisers In order fully to understand  the Federal,  state,  local and foreign  income tax consequences of an investment in the Fund.

            In addition to the  particular  matters set forth in this section, tax-exempt  organizations  should  review  carefully  those  sections  of this prospectus  and the SAI  regarding  liquidity and other  financial  matters to ascertain  whether the investment  objectives of the Fund are consistent  with their overall  investment plans.  Prospective  tax-exempt  investors are urged to consult their own counsel regarding the acquisition of Interests.

Tax Treatment of Fund Operations
--------------------------------

            Classification  of the Fund.  The Fund has  received an opinion of
            ---------------------------
counsel  that  under the  provisions  of the Code and the  Regulations,  as in effect on the date of the  opinion,  as well as under the  relevant  authority
interpreting   the  Code  and  the   Regulations,   and  based  upon   certain
representations  of the Board,  the Fund will be treated as a partnership  for
Federal  income  tax  purposes  and  not  as  an  association   taxable  as  a
corporation.

            Under  Section 7704 of the Code,  "publicly  traded  partnerships"
are generally  treated as  corporations  for Federal  income tax  purposes.  A publicly  traded  partnership  is any  partnership  the interests in which are traded on an established  securities market or which are readily tradable on a secondary market (or the substantial  equivalent thereof).  Interests will not be traded on an  established  securities  market.  Regulations  concerning the
classification   of  partnerships  as  publicly   traded   partnerships   (the
"Section 7704   Regulations")   provide   certain  safe  harbors  under  which
interests  in a  partnership  will not be  considered  readily  tradable  on a secondary  market (or the substantial  equivalent  thereof).  The Fund may not be  eligible  for any of  those  safe  harbors.  In  particular,  it will  not qualify under the private  placement safe harbor set forth in the Section 7704
Regulations if the Fund has more than 100 Members.

            The Section 7704  Regulations  specifically  provide that the fact that a partnership  does not qualify for the safe harbors is  disregarded  for purposes  of  determining  whether  interests  in a  partnership  are  readily tradable  on a  secondary  market  (or the  substantial  equivalent  thereof).
Rather,  in this event the  partnership's  status is examined  under a general facts  and  circumstances  test set  forth in the  Section  7704  Regulations.
Counsel  also  has  rendered   its  opinion   that,   under  this  "facts  and
circumstances" test, and based upon the anticipated  operations of the Fund as well as the legislative  history to Section 7704, the text of the Section 7704
Regulations  and certain  representations  of the Fund,  Interests will not be readily  tradable  on  a  secondary  market  (or  the  substantial  equivalent thereof)  and,  therefore,  that the Fund will not be  treated  as a  publicly traded partnership taxable as a corporation.

            Neither of the opinions of counsel  described above,  however,  is binding on the  Service or the  courts.  If it were  determined  that the Fund should be treated as an association or a publicly traded  partnership  taxable as a corporation  for Federal income tax purposes (as a result of a successful challenge  to  such  opinions  by  the  Service,  changes  in  the  Code,  the
Regulations or judicial  interpretations thereof, a material adverse change in facts,  or  otherwise),  the  taxable  income of the Fund  would be subject to corporate  income  tax when  recognized  by the  Fund;  distributions  of such income,  other than in certain  redemptions of Interests,  would be treated as dividend  income when  received by the Members to the extent of the current or accumulated  earnings  and  profits  of the  Fund;  and  Members  would not be entitled to report profits or losses realized by the Fund.

            Unless   otherwise   indicated,   references   in  the   following
discussion of the tax consequences of Fund  investments,  activities,  income, gain and loss, include the direct  investments,  activities,  income, gain and loss of the Fund, and those  indirectly  attributable  to the Fund as a result of it being an investor in Portfolio Funds.

            As a  partnership,  the  Fund is not  itself  subject  to  Federal income tax. The Fund files an annual  partnership  information return with the
Service  which reports the results of  operations.  Each Member is required to report  separately  on its income tax  return  its  distributive  share of the
Fund's net  long-term  capital gain or loss,  net  short-term  capital gain or loss and all other items of ordinary  income or loss.  Each Member is taxed on its  distributive  share of the Fund's taxable  income and gain  regardless of whether it has received or will receive a  distribution  from the Fund.  For a more  detailed  discussion  of certain  aspects of the income  taxation of the
Fund and its  investments  under  Federal and state law, see "Tax  Aspects" in the SAI.

DISTRIBUTION ARRANGEMENTS
GENERAL

            The  Distributor  acts as the  distributor  of Interests on a best efforts  basis,  subject to  various  conditions,  pursuant  to the terms of a
General  Distributor's  Agreement entered into with the Fund. Interests may be purchased  through the  Distributor  or through  brokers or dealers  that have entered  into  selling  agreements  with  the  Distributor.  The  Fund  is not obligated  to sell to a broker  or  dealer  any  Interests  that have not been placed with  Qualified  Investors  that meet all  applicable  requirements  to invest in the Fund.  The  Distributor  maintains its principal  office at 6803
South  Tucson Way,  Englewood,  Colorado  80112,  and is an  affiliate  of the
Adviser and the Investment Manager.

            Subsequent to the initial offering,  Interests will be offered and may be  purchased  on a  monthly  basis,  or at  such  other  times  as may be determined by the Board.

            Neither  the  Distributor  nor  any  other  broker  or  dealer  is obligated  to buy  from the Fund  any of the  Interests.  There is no  minimum aggregate  amount  of  Interests  required  to be  purchased  in  the  initial offering.  The Distributor does not intend to make a market in Interests.

PURCHASE TERMS

            Interests are being offered only to Qualified  Investors that meet all  requirements  to invest in the Fund.  The minimum  initial  investment in the  Fund  by an  investor  is  $50,000  (less  the  applicable  sales  load).
Subsequent  investments  must be at least  $5,000 (less the  applicable  sales load).  These  minimums  may be  modified  by the  Fund  from  time  to  time.
Interests  are being sold  subject to a sales load,  described on the cover of this prospectus.

            Under a Right of  Accumulation  that is available  only to Members who  notified  the Fund,  on or before May __,  2004,  about  their  desire to participate,  the amount of each  additional  investment in the Fund by such a
Member will be aggregated with the amount of the Member's  initial  investment and any other  additional  investments  in determining  the  applicable  sales load. The Right of Accumulation  also permits an investor's  investment in the
Fund to be combined with  investments  made by the investor's  spouse,  or for individual accounts (including IRAs and 403(b) Plans),  joint accounts of such persons,  and for trust or custodial  accounts on behalf of their children who are  minors.  A  fiduciary  can count  all  Interests  purchased  for a trust, estate or other  fiduciary  account  (including  one or more employee  benefit plans of the same employer) that has multiple  accounts.  The Distributor will add  the  value,  at the  current  offering  price,  of  Interests  previously purchased and currently  owned to the value of Interests  currently  purchased to determine  the sales load rate that  applies.  The reduced  sales load will apply only to current  purchases.  An investor  must request the reduced sales load when making an investment.

            In  addition,  the sales load may be waived in certain  cases with respect to purchases of Interests by certain  purchasers,  including:  persons affiliated  with the  Adviser  (or with its  affiliates);  brokers and dealers that use Interests in connection with  investment  products they offer or that sell  Interests to defined  contribution  plans for which the broker or dealer provides  administration  services;  and certain retirement plans and deferred compensation  plans.  For further  information,  see Appendix A of the SAI. To be eligible  to receive a waiver of the sales load or special  sales load rate applicable  under the right of  accumulation,  an  investor  must  advise  the
Distributor or the selling broker or dealer when making an investment.

            The full amount of the sales load is reallowed by the  Distributor to selling  brokers and dealers.  In addition,  the Distributor (or one of its affiliates) may pay from its own resources additional  compensation to brokers and  dealers of up to 1% of the value of  Interests  sold by such  brokers and dealers.  The maximum  underwriting  compensation  to be paid to  underwriters and related  persons in connect with the initial  offering of  Interests  will not  exceed  8%  of  the  initial  gross  proceeds  of  Interests  sold.  Such compensation  consists of the maximum sales load of 2.5% and the 1% additional compensation described above.

            Investor  funds  will  not  be  accepted  until  the  registration statement  to  which  this  prospectus  relates  is  declared  effective.  All investor  funds for the  initial  closing  of the sale of  Interests,  and for closings of  subsequent  offerings,  will be  deposited  in an escrow  account maintained by PFPC, as escrow agent,  at PNC Bank,  Delaware,  for the benefit of the  investors.  Funds held in the escrow  account  may be invested in high quality, short-term investments,  and any interest earned on the funds will be paid to  investors  on the date  Interests  are issued.  The full amount of an investment  is  payable  in  federal  funds,  which  must be  received  by the
Distributor not later than fourteen  calendar days prior to the beginning of a month  if  payment  is made  by  check  or four  business  days  prior  to the beginning of a month if payment is sent by wire or via NSCC.

            Before an investor may invest in the Fund, the  Distributor or the
investor's  sales   representative  will  require  a  certification  from  the investor  that it is a Qualified  Investor  and meets other  requirements  for investment,  and that the investor  will not  transfer its Interest  except in the  limited  circumstances  permitted  under the LLC  Agreement.  The form of investor  certification  that each investor will be asked to sign is contained in  Appendix  A of  this  prospectus.  An  investor's  certification  must  be received  by the  Distributor,  along  with its  payment as  described  above, otherwise an Investor's order will not be accepted.

            The LLC  Agreement is contained in Appendix B of this  prospectus.
Each new investor  will agree to be bound by all of its terms by executing the investor certification form.

GENERAL INFORMATION

            The Fund is  registered  under  the  Investment  Company  Act as a closed-end,  non-diversified  management  investment  company.  The  Fund  was formed as a limited  liability company under the laws of the State of Delaware on October 3, 2001.  The Fund's  address is Two World  Financial  Center,  225
Liberty Street,  11th Floor, New York, New York 10281-1008,  and its telephone number is (212) 323-0200.

Financial Highlights
The following represents the ratios to average members' capital and other supplemental information for the periods indicated:

                             Year ended March 31, 2004Period from January 2,

      2002
                                                     (commencement of
operations)

                                                     to March 31, 2003

Total return*                             0.00%                   0.00%

Ratios to average members' capital:

Net investment loss                             (0.00%)
(0.00%)**
Expenses                                  0.00%                   0.00%**

Portfolio turnover***                     29%                     0%

Members' capital, end of period (000's)         $00,000
$00,000

* Total return assumes a purchase of an interest in the Fund on the first day and a sale of that same interest on the last day of the period noted, after
Incentive Allocation to the Special Advisory Member, if any, and does not reflect the deduction of sales loads, if any, incurred when subscribing to the Fund. Total returns for a period of less than a full year are not annualized.
** Annualized.
*** Represents the lesser of purchases or sales of investments in Investment
Funds divided by the average value of investments in Investment Funds.

                                   APPENDIX A

                            INVESTOR CERTIFICATION

     I hereby certify that I am: (A) a natural person, who either individually or together with my spouse has a net worth* in excess of $1.5 million (the "Net Worth Requirement"); (B) an irrevocable trust that meets the Net Worth Requirement; (C) a revocable trust and each grantor of the trust meets the Net Worth Requirement; (D) an employee benefit plan (a
"Plan") that meets the Net Worth Requirement; (E) a participant-directed Plan and the person making the investment meets the Net Worth Requirement; (F) a corporation, partnership, limited liability company or other entity that meets the Net Worth Requirement that is not (i) a registered investment company, (ii) an entity which is excluded from the definition of Investment
Company under Section 3(a) of the Investment Company Act of 1940 based on
Section 3(c)(1) because it is a non-publicly offered entity whose securities are beneficially owned by not more than 100 persons, or (iii) a business development company; or (G) an entity referred to in clause F(i), (ii) or
(iii) above, not formed for the specific purpose of investing in the Fund and each equity owner meets the Net Worth Requirement.  I am not a charitable remainder trust.

          I understand that it may be a violation of state and federal law for me to provide this certification if I know that it is not true. I have read the prospectus of the Fund, including the investor qualification and investor suitability provisions contained therein.  I understand that an investment in the Fund involves a considerable amount of risk and that some or all of the investment may be lost.  I understand that an investment in the
Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the investment and should be viewed as a long-term investment.

          I am aware of the Fund's incentive allocation and limited
provisions for transferability and withdrawal and have carefully read and understand the "Incentive Allocation" and "Redemptions, Repurchases of
Interests and Transfers" provisions in the prospectus.

      I am NOT (A) a non-resident alien or (B) a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code) for purposes of U.S. Federal income taxation.  I agree to notify the Fund within 60 days of the date that I become a foreign person or entity.  I further certify that my name, U.S. tax identification number, home address (in the case of an individual) and business address (in the case of an entity), as they appear in your records, are true and correct.  I further certify that I am NOT subject to backup withholding because either (1) I am exempt from backup withholding, (2) I have not been notified by the Internal
Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends,** or (3) the IRS has notified me that I am no longer subject to backup withholding.  I make these certifications under penalty of perjury and understand that they may be disclosed to the IRS by the Fund and that any false statement contained in this paragraph could be punished by fine and/or imprisonment.

          If I am the fiduciary executing this Investor Certificate on behalf of a Plan (the "Fiduciary"), I represent and warrant that I have considered the following with respect to the Plan's investment in the Fund and have determined that, in review of such considerations, the investment is consistent with the Fiduciary's responsibilities under the Employee
Retirement Income Security Act of 1974, as amended ("ERISA"): (i) the fiduciary investment standards under ERISA in the context of the Plan's particular circumstances; (ii) the permissibility of an investment in the
Fund under the documents governing the Plan and the Fiduciary; and (iii) the risks associated with an investment in the Fund and the fact that I will be unable to redeem the investment.  However, the Fund may repurchase the investment at certain times and under certain conditions set forth in the prospectus.

          I understand that the Fund and its affiliates are relying on the certification and agreements made herein in determining my qualification and suitability as an investor in the Fund.  I understand that an investment in the Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and agree to indemnify OppenheimerFunds, Inc.
and its affiliates and hold harmless from any liability that you may incur as a result of this certification being untrue in any respect.

          By signing below, I hereby execute, as a Member, and agree to be bound by the terms of the Fund's Limited Liability Company Agreement (the
"Agreement"), including its Power of Attorney provisions, a form of which is set forth in Appendix A to the prospectus.  I have read the Agreement and, to the extent I believe it necessary, have consulted with my tax and legal advisors and understand its terms.

* As used herein, "net worth" means the excess of total assets at fair market value, including home, over total liabilities. For the purpose of determining
"net worth," the principal residence owned by an individual shall be valued at either (A) cost, including the cost of improvements, net of current encumbrances upon the property, or (B) the appraised value of the property as determined by an institutional lender, net of current encumbrances upon the property.

**  The Investor must cross out item (2) if it  has been notified by the IRS that it is currently subject to backup withholding because it has failed to report all interest and dividends on its tax return.

INFORMATION AND SERVICES

For More Information About Oppenheimer Tremont Opportunity Fund, LLC:

The following additional  information about the Fund is available without charge upon request:

STATEMENT OF ADDITIONAL INFORMATION

This  document  includes  additional  information  about the  Fund's  investment policies,  risks,  and  operations.  It is  incorporated  by reference into this
Prospectus (which means it is legally part of this Prospectus).

ANNUAL AND SEMI-ANNUAL REPORTS

Additional information about the Fund's investments and performance is available in the Fund's Annual and Semi-Annual Reports to shareholders.

How to Get More Information:

You can  request  the  Statement  of  Additional  Information,  the  Annual  and
Semi-Annual  Reports,  the notice explaining the Fund's privacy policy and other information about the Fund or your account:

By Telephone:                   Call OppenheimerFunds Services toll-free:
                                1.800.858.9826
                               ----------------------------------------------
----------------------------------------------------------------------------
By Mail:                      Write to:
                              OppenheimerFunds Services
                              P.O. Box 5270
                              Denver, Colorado 80217-5270
----------------------------------------------------------------------------
----------------------------------------------------------------------------
On the Internet:              You can send us a request by e-mail or
                              read or down-load documents on the
                              OppenheimerFunds website:
                              www.oppenheimerfunds.com
                              ------------------------
----------------------------------------------------------------------------

Information about the Fund including the Statement of Additional
Information can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference
Room may be obtained by calling the SEC at 1.202.942.8090.  Reports and other information about the Fund are available on the EDGAR database on the SEC's Internet website at www.sec.gov. Copies may be obtained after
                              -----------
payment of a duplicating fee by electronic request at the SEC's e-mail address: publicinfo@sec.gov or by writing to the SEC's Public Reference
Section, Washington, D.C. 20549-0102.

No one has been authorized to provide any information about the Fund or to make any representations about the Fund other than what is contained in this
Prospectus. This Prospectus is not an offer to sell shares of the Fund, nor a solicitation of an offer to buy shares of the Fund, to any person in any state or other jurisdiction where it is unlawful to make such an offer.

The Fund's shares are distributed by:     [logo] OppenheimerFunds
Distributor, Inc.

The Fund's SEC File No. is 811-10541
PR0372.001.0704  Printed on recycled paper.

                               Oppenheimer Tremont
                              Opportunity Fund, LLC

                                  July 30, 2004

                             STATEMENT OF ADDITIONAL
                                   INFORMATION

                           Two World Financial Center
                            225 Liberty Street, 11th
                                      Floor
                               New York, New York
                                   10281-1008
                                 (212) 323-0200

                            toll-free (800) 858-9826

     This Statement of Additional Information ("SAI") is not a prospectus.  This
SAI  relates  to and  should  be read in  conjunction  with  the  prospectus  of
Oppenheimer Tremont  Opportunity Fund, LLC (the "Fund"),  dated July 30, 2004. A copy of the  prospectus  may be obtained by contacting the Fund at the telephone numbers or address set forth above.

     This SAI is not an offer to sell these  securities and is not soliciting an offer to buy  these  securities  in any  state  where  the  offer or sale is not permitted.

                              TABLE OF CONTENTS

                      INVESTMENT POLICIES AND PRACTICES
            The investment  objective and principal  investment  strategies of the  Fund,  as  well  as  the  principal  risks  associated  with  the  Fund's investment  strategies,  are set forth in the prospectus.  Certain  additional investment information is set forth below.

FUNDAMENTAL POLICIES

            The Fund's stated fundamental policies,  which may only be changed by the affirmative vote of a majority of the outstanding  voting securities of the  Fund  ("Interests"),  are  listed  below.  Within  the  limits  of  these fundamental  policies,  the Fund's  management has reserved freedom of action.
As defined by the Investment  Company Act of 1940, as amended (the "Investment
Company Act"),  the vote of a "majority of the outstanding  voting  securities of the Fund"  means the vote,  at an annual or  special  meeting  of  security holders duly called,  (a) of 67% or more of the voting  securities  present at such  meeting,  if the  holders  of more  than 50% of the  outstanding  voting securities  of the Fund are present or  represented  by proxy;  or (b) of more than 50% of the  outstanding  voting  securities  of the  Fund,  whichever  is less.  The Fund may not:

Issue senior  securities,  except to the extent permitted by Section 18 of the
Investment  Company Act or as otherwise  permitted by the Securities  Exchange
Commission (the "SEC").

Borrow money,  except to the extent  permitted by Section 18 of the Investment
Company Act or as otherwise permitted by the SEC.

Underwrite  securities  of other  issuers,  except  insofar as the Fund may be deemed an  underwriter  under  the  Securities  Act of 1933,  as  amended,  in connection with the disposition of its portfolio securities.

Make  loans,  except  through  purchasing  fixed-income  securities,   lending
portfolio  securities,  or entering  into  repurchase  agreements  in a manner consistent  with the Fund's  investment  policies  or as  otherwise  permitted under the Investment Company Act.

Purchase,  hold or deal in real  estate,  except  that the Fund may  invest in securities  that are  secured  by real  estate,  or issued by  companies  that invest or deal in real estate or real estate investment trusts.

Invest  in  commodities  or  commodity  contracts,  except  that  the Fund may purchase and sell non-U.S.  currency,  options, futures and forward contracts, including those related to indexes, and options on indexes.

Invest 25% or more of the value of its total assets in the  securities  (other than U.S. Government  securities) of issuers engaged in any single industry or group of related industries;  provided, however, that the Fund will invest 25%
or  more  of  the  value  of its  total  assets  in  Portfolio  Funds  (except
temporarily   during  any  period  of  adverse  market  conditions   generally
affecting  Portfolio  Funds),  but will not invest 25% or more of the value of its total assets in Portfolio  Funds that, in the aggregate,  have  investment programs  that focus on investing  in any single  industry or group of related industries.

            With respect to these  investment  restrictions and other policies described  in this  SAI or the  prospectus  (except  the  Fund's  policies  on
borrowings  and  senior   securities   set  forth  above),   if  a  percentage
restriction  is  adhered to at the time of an  investment  or  transaction,  a later  change  in  percentage  resulting  from  a  change  in  the  values  of investments or the value of the Fund's total assets,  unless otherwise stated, will not  constitute a violation  of such  restriction  or policy.  The Fund's investment  policies  and  restrictions  do not  apply to the  activities  and transactions  of  investment  funds in which assets of the Fund are  invested, but will  apply to  investments  made by the Fund (or any  account  consisting solely of Fund assets).

            The Fund's  investment  objective  is  fundamental  and may not be changed  without the vote of a majority (as defined by the Investment  Company
Act) of the Fund's outstanding voting securities.

CERTAIN PORTFOLIO SECURITIES AND OTHER OPERATING POLICIES

            As discussed in the prospectus,  the Fund will invest primarily in private  investment funds ("Portfolio  Funds") that are managed by alternative asset managers ("Portfolio  Managers") that employ a wide range of specialized
investment   strategies  that  each  individually  offers  the  potential  for attractive  investment  returns and which,  when blended  together  within the
Fund's portfolio,  are designed to produce an overall investment exposure that has a low  correlation to the general  performance  of equity,  debt and other markets.  The Fund may also on occasion  retain a Portfolio  Manager to manage a  designated  segment  of  the  Fund's  assets  (a  "Portfolio  Account")  in
accordance  with  the  Portfolio  Manager's  investment  program.   Additional
information  regarding the types of securities  and financial  instruments  in which  Portfolio  Managers  may  invest  the  assets  of  Portfolio  Funds and
Portfolio Accounts,  and certain of the investment techniques that may be used by Portfolio Managers, is set forth below.

EQUITY SECURITIES

            The  investment   portfolios  of  Portfolio  Funds  and  Portfolio
Accounts  will include long and short  positions in common  stocks,  preferred stocks and convertible  securities of U.S. and foreign  issuers.  The value of equity  securities  depends on business,  economic and other factors affecting those issuers.  Equity securities  fluctuate in value,  often based on factors unrelated to the value of the issuer of the securities,  and such fluctuations can be pronounced.

            Portfolio  Managers  may  generally  invest  Portfolio  Funds  and
Portfolio   Accounts  in  equity   securities   without   restriction.   These
investments  may include  securities  issued by  companies  having  relatively small market  capitalization,  including "micro cap" companies.  The prices of the  securities of smaller  companies may be subject to more abrupt or erratic market  movements  than larger,  more  established  companies,  because  these securities  typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects.  These  securities are also subject to other risks that are less  prominent in the case of the  securities of larger companies.

FIXED-INCOME SECURITIES

            Portfolio Funds and Portfolio  Accounts may invest in fixed-income securities.  A Portfolio  Manager will invest in these  securities  when their yield and  potential  for capital  appreciation  are  considered  sufficiently attractive and also may invest in these securities for defensive  purposes and to  maintain  liquidity.  Fixed-income  securities  include  bonds,  notes and debentures  issued by U.S. and foreign  corporations  and  governments.  These securities  may pay fixed,  variable or floating  rates of  interest,  and may include zero coupon  obligations.  Fixed-income  securities are subject to the risk of the issuer's  inability to meet principal and interest payments on its obligations  (i.e.,  credit  risk)  and  are  subject  to the  risk  of  price
volatility  due  to  such  factors  as  interest  rate   sensitivity,   market
perception of the  creditworthiness  or financial  condition of the issuer and general market liquidity (i.e.,  market risk).  Certain portfolio  securities, such as those with interest rates that fluctuate  directly or indirectly based on  multiples  of a stated  index,  are  designed  to be highly  sensitive  to changes in interest  rates and can subject the holders  thereof to significant reductions of yield and possible loss of principal.

            Portfolio  Funds  and  Portfolio   Accounts  may  invest  in  both
investment   grade  and   non-investment   grade  debt  securities   (commonly
referred  to  as  "junk  bonds").   Investment   grade  debt   securities  are
securities   that  have  received  a  rating  from  at  least  one  nationally recognized  statistical rating  organization (a "Rating Agency") in one of the four highest rating  categories  or, if not rated by any Rating  Agency,  have been determined by a Portfolio Manager to be of comparable quality.

            A  Portfolio   Fund's  or  Portfolio   Account's   investments  in
non-investment grade debt securities,  including  convertible debt securities, are considered by the Rating  Agencies to be  predominantly  speculative  with respect  to  the  issuer's  capacity  to pay  interest  and  repay  principal.
Non-investment  grade securities in the lowest rating categories may involve a substantial  risk  of  default  or  may  be in  default.  Adverse  changes  in economic  conditions or developments  regarding the individual issuer are more likely to cause  price  volatility  and weaken the  capacity of the issuers of non-investment  grade securities to make principal and interest  payments than is the case for higher grade  securities.  In  addition,  the market for lower grade  securities  may be thinner  and less  liquid than the market for higher grade securities.

NON-U.S. SECURITIES

            Portfolio  Funds and  Portfolio  Accounts may invest in equity and fixed-income  securities of non-U.S.  issuers and in depositary receipts, such as American  Depositary  Receipts ("ADRs"),  that represent indirect interests in  securities of non-U.S.  issuers.  Non-U.S.  securities in which  Portfolio
Funds and Portfolio  Accounts may invest may be listed on non-U.S.  securities exchanges or traded in non-U.S.  over-the-counter  markets or may be purchased in private  placements  and not be publicly  traded.  Investments  in non-U.S.
securities  are affected by risk factors  generally  not thought to be present
in  the  U.S.  These  factors  are  listed  in  the  prospectus   under  "Risk
Factors--Non-U.S. Investments."

            As a general matter,  Portfolio  Funds and Portfolio  Accounts are not required to hedge against non-U.S.  currency risks,  including the risk of changing  currency  exchange  rates,  which could reduce the value of non-U.S.
currency  denominated  portfolio  securities  irrespective  of the  underlying investment.  However,  from  time to  time,  a  Portfolio  Fund  or  Portfolio
Account  may  enter  into  forward  currency  exchange   contracts   ("forward
contracts")  for  hedging  purposes  and  non-hedging  purposes  to pursue its
investment  objective.   Forward  contracts  are  transactions  involving  the
Portfolio  Fund's or  Portfolio  Account's  obligation  to  purchase or sell a specific  currency at a future date at a specified  price.  Forward  contracts may be used by the Portfolio  Fund or Portfolio  Account for hedging  purposes to  protect  against  uncertainty  in the  level of future  non-U.S.  currency exchange  rates,  such  as  when  the  Portfolio  Fund  or  Portfolio  Account anticipates  purchasing or selling a non-U.S.  security.  This technique would allow the  Portfolio  Fund or Portfolio  Account to "lock in" the U.S.  dollar price  of the  security.  Forward  contracts  also may be used to  attempt  to protect the value of the  Portfolio  Fund's or  Portfolio  Account's  existing
holdings   of  non-U.S.   securities.   There  may  be,   however,   imperfect
correlation  between the  Portfolio  Fund's or  Portfolio  Account's  non-U.S.
securities  holdings  and the forward  contracts  entered into with respect to such holdings.  Forward  contracts also may be used for  non-hedging  purposes to pursue the Fund's or a Portfolio Fund's investment objective,  such as when a Portfolio  Manager  anticipates  that  particular  non-U.S.  currencies will appreciate or depreciate in value, even though securities  denominated in such currencies  are not then held in the  Fund's or  Portfolio  Fund's  investment portfolio.

            ADRs involve  substantially  the same risks as investing  directly in  securities  of non-U.S.  issuers,  as discussed  above.  ADRs are receipts typically  issued  by a U.S.  bank or trust  company  that  show  evidence  of
underlying   securities   issued  by  a  non-U.S.   corporation.   Issuers  of
unsponsored  Depository  Receipts  are  not  obligated  to  disclose  material
information  in  the  United  States,   and  therefore,   there  may  be  less
information available regarding such issuers.

MONEY MARKET INSTRUMENTS

            The  Fund,  Portfolio  Funds and  Portfolio  Accounts  may  invest during  periods  of  adverse  market  or  economic  conditions  for  defensive purposes some or all of their assets in high quality money market  instruments and other  short-term  obligations,  money market  mutual funds or  repurchase agreements with banks or  broker-dealers  or may hold cash or cash equivalents in such  amounts as  Tremont,  the Fund's  investment  manager,  or  Portfolio
Managers  deem  appropriate  under the  circumstances.  The Fund or  Portfolio
Funds also may invest in these  instruments  for  liquidity  purposes  pending allocation  of their  respective  offering  proceeds and other  circumstances.
Money  market   instruments   are  high   quality,   short-term   fixed-income
obligations,  which  generally have remaining  maturities of one year or less, and may include U.S. Government Securities,  commercial paper, certificates of deposit and bankers'  acceptances issued by domestic branches of United States banks that are  members of the  Federal  Deposit  Insurance  Corporation,  and
repurchase agreements.

REPURCHASE AGREEMENTS

            Repurchase  agreements  are  agreements  under  which the Fund,  a
Portfolio Fund or Portfolio Account  purchases  securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities  dealer that agrees to repurchase  the  securities  from the Company at a higher price on a  designated  future  date.  If the seller  under a  repurchase  agreement becomes  insolvent or otherwise fails to repurchase the securities,  the Fund,
Portfolio  Fund or  Portfolio  Account  would  have  the  right  to  sell  the securities.  This  right,  however,  may be  restricted,  or the  value of the securities may decline  before the securities can be liquidated.  In the event of the  commencement of bankruptcy or insolvency  proceedings  with respect to the seller of the securities  before the repurchase of the securities  under a repurchase  agreement is accomplished,  the Fund,  Portfolio Fund or Portfolio
Account  might  encounter a delay and incur costs,  including a decline in the
value  of  the   securities,   before  being  able  to  sell  the  securities.
Repurchase   agreements  that  are  subject  to  foreign  law  may  not  enjoy protections  comparable  to those  provided to certain  repurchase  agreements under U.S.  bankruptcy law, and they therefore may involve greater risks.  The
Fund has adopted specific  policies  designed to minimize certain of the risks of loss from its use of repurchase agreements.

REVERSE REPURCHASE AGREEMENTS

            Reverse repurchase  agreements involve the sale of a security to a bank or securities  dealer and the  simultaneous  agreement to repurchase  the security  for a fixed  price,  reflecting  a  market  rate of  interest,  on a specific  date.  These  transactions  involve a risk that the other party to a reverse  repurchase  agreement  will be unable or  unwilling  to complete  the transaction  as scheduled,  which may result in losses to a Portfolio  Fund or
Portfolio  Account.  Reverse  repurchase  agreements  are a form  of  leverage which also may  increase  the  volatility  of a Portfolio  Fund's or Portfolio
Account's investment portfolio.

SPECIAL INVESTMENT TECHNIQUES

            Portfolio  Funds  and  Portfolio  Accounts  may use a  variety  of special  investment  techniques  as more  fully  discussed  below  to  hedge a portion of their investment  portfolios against various risks or other factors that  generally  affect  the  values  of  securities.  They may also use these techniques for non-hedging  purposes in pursuing their investment  objectives.
These  techniques  may  involve  the  use  of  derivative  transactions.   The
techniques  Portfolio Funds and Portfolio  Accounts may employ may change over time as new  instruments  and  techniques  are  introduced  or as a result  of regulatory  developments.  Certain of the special  investment  techniques that
Portfolio  Funds or Portfolio  Accounts may use are  speculative and involve a high degree of risk,  particularly when used for non-hedging  purposes.  It is possible that any hedging  transaction may not perform as anticipated and that a Portfolio  Fund or  Portfolio  Account may suffer  losses as a result of its hedging activities.

            DERIVATIVES.  Portfolio  Funds and  Portfolio  Accounts may engage in transactions  involving  options,  futures and other  derivative  financial instruments.  Derivatives  can be  volatile  and  involve  various  types  and degrees  of  risk,  depending  upon  the  characteristics  of  the  particular derivative and the portfolio as a whole.  Derivatives  permit  Portfolio Funds and  Portfolio  Accounts to increase or decrease the level of risk,  or change the character of the risk, to which their  portfolios  are exposed in much the same way as they can  increase  or decrease  the level of risk,  or change the character of the risk, of their  portfolios by making  investments in specific securities.

            Derivatives may entail investment  exposures that are greater than their cost would  suggest,  meaning  that a small  investment  in  derivatives could  have a large  potential  impact  on a  Portfolio  Fund's  or  Portfolio
Account's performance.

            If a Portfolio  Fund or Portfolio  Account  invests in derivatives
at  inopportune   times  or  judges  market   conditions   incorrectly,   such
investments may lower the Portfolio  Fund's or Portfolio  Account's  return or
result  in  a  loss.  A  Portfolio  Fund  or  Portfolio   Account  also  could
experience  losses if its  derivatives  were poorly  correlated with its other investments,  or if the  Portfolio  Fund or  Portfolio  Account were unable to liquidate its position  because of an illiquid  secondary  market.  The market for many  derivatives  is,  or  suddenly  can  become,  illiquid.  Changes  in liquidity may result in significant,  rapid and  unpredictable  changes in the prices for derivatives.

            OPTIONS AND FUTURES.  The Portfolio  Managers may utilize  options and  futures  contracts.  They  also  may use  so-called  "synthetic"  options
(notional principal contracts with  characteristics of an OTC option) or other
derivative   instruments   written  by  broker-dealers  or  other  permissible
financial  intermediaries.  Such  transactions  may be effected on  securities exchanges,  in  the  over-the-counter  market,  or  negotiated  directly  with counterparties.  When such  transactions  are  purchased  over-the-counter  or negotiated  directly  with  counterparties,  a  Portfolio  Fund  or  Portfolio
Account  bears the risk that the  counterparty  will be unable or unwilling to perform its  obligations  under the option  contract.  Such  transactions  may also be illiquid and, in such cases, a Portfolio  Manager may have  difficulty
closing   out   its   position.   Over-the-counter   options   and   synthetic
transactions  purchased and sold by Portfolio Funds and Portfolio Accounts may include options on baskets of specific securities.

            The  Portfolio  Managers  may  purchase  call and put  options  on specific securities,  and may write and sell covered or uncovered call and put options  for  hedging  purposes  and  non-hedging  purposes  to  pursue  their investment  objectives.  A put option  gives the  purchaser  of the option the right to sell, and obligates the writer to buy, the  underlying  security at a stated  exercise  price at any time  prior to the  expiration  of the  option.
Similarly,  a call option gives the  purchaser of the option the right to buy, and  obligates  the  writer  to  sell,  the  underlying  security  at a stated
exercise  price at any time prior to the  expiration of the option.  A covered call  option  is a call  option  with  respect  to which a  Portfolio  Fund or
Portfolio  Account owns the  underlying  security.  The sale of such an option exposes a Portfolio  Fund or Portfolio  Account  during the term of the option to possible loss of  opportunity to realize  appreciation  in the market price of the  underlying  security  or to possible  continued  holding of a security that might  otherwise have been sold to protect  against  depreciation  in the market  price of the  security.  A covered  put  option is a put  option  with respect to which cash or liquid  securities  have been placed in a  segregated account on a Portfolio  Fund's or Portfolio  Account's books. The sale of such an option  exposes  the  seller  during the term of the option to a decline in price of the  underlying  security  while  also  depriving  the  seller of the opportunity  to invest the  segregated  assets.  Options sold by the Portfolio
Funds and Portfolio Accounts need not be covered.

            A  Portfolio  Fund or  Portfolio  Account may close out a position when writing  options by  purchasing  an option on the same  security with the same exercise price and  expiration  date as the option that it has previously written  on the  security.  The  Portfolio  Fund  or  Portfolio  Account  will realize a profit or loss if the amount  paid to  purchase an option is less or more, as the case may be, than the amount  received from the sale thereof.  To close out a position as a purchaser of an option,  a Portfolio  Manager  would ordinarily  effect  a  similar  "closing  sale  transaction,"  which  involves liquidating position by selling the option previously purchased,  although the
Portfolio  Manager could exercise the option should it deem it advantageous to do so.

            Synthetic  options  transactions  involve the use of two financial
instruments   that,   together,   have  the  economic  effect  of  an  options
transaction.  The risks of  synthetic  options  are  generally  similar to the risks  of  actual  options,  with  the  addition  of  increased  market  risk, liquidity risk, counterparty credit risk, legal risk and operations risk.

            The use of  derivatives  that are  subject  to  regulation  by the
Commodity  Futures  Trading  Commission  (the "CFTC") by  Portfolio  Funds and
Portfolio  Accounts could cause the Fund to be a commodity  pool,  which would require the Fund to comply with certain rules of the CFTC.  However,  the Fund intends to conduct its  operations to avoid  regulation  as a commodity  pool.
If applicable  CFTC rules change,  such  percentage  limitations may change or different conditions may be applied to the Fund's use of certain derivatives.

            Portfolio  Funds and  Portfolio  Accounts  may enter into  futures contracts in U.S.  domestic markets or on exchanges located outside the United
States.  Foreign markets may offer  advantages  such as trading  opportunities or  arbitrage  possibilities  not  available  in the  United  States.  Foreign markets,  however,  may have greater risk potential than domestic markets. For example,  some  foreign  exchanges  are  principal  markets  so that no common clearing  facility  exists  and an  investor  may look only to the  broker for performance of the contract.  In addition,  any profits that might be realized in trading could be eliminated by adverse  changes in the exchange  rate, or a loss could be incurred as a result of those changes.  Transactions  on foreign exchanges may include both commodities which are traded on domestic  exchanges and those  which are not.  Unlike  trading on  domestic  commodity  exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

            Engaging in these transactions  involves risk of loss, which could adversely  affect the value of the  Fund's net  assets.  No  assurance  can be given that a liquid market will exist for any particular  futures  contract at any  particular  time.  Many futures  exchanges  and boards of trade limit the amount of  fluctuation  permitted in futures  contract  prices during a single trading day.  Once the daily limit has been reached in a particular  contract, no trades may be made that day at a price  beyond that limit or trading may be suspended  for  specified  periods  during the trading day.  Futures  contract prices  could  move to the limit for  several  consecutive  trading  days with little  or no  trading,  thereby  preventing  prompt  liquidation  of  futures positions and potentially  subjecting a Portfolio Fund or Portfolio Account to substantial losses.

            Successful   use  of  futures  also  is  subject  to  a  Portfolio
Manager's  ability to  correctly  predict  movements  in the  direction of the relevant  market,  and,  to the extent  the  transaction  is entered  into for hedging  purposes,  to  ascertain  the  appropriate  correlation  between  the transaction being hedged and the price movements of the futures contract.

            Some or all of the Portfolio  Managers may purchase and sell stock index futures  contracts for a Portfolio  Fund or Portfolio  Account.  A stock index  future  obligates  a  Portfolio  Fund or  Portfolio  Account  to pay or
receive  an amount of cash equal to a fixed  dollar  amount  specified  in the futures contract  multiplied by the difference between the settlement price of the  contract on the  contract's  last  trading day and the value of the index based on the stock prices of the  securities  that  comprise it at the opening of trading in those securities on the next business day.

            Some  or all of the  Portfolio  Managers  may  purchase  and  sell interest  rate futures  contracts for a Portfolio  Fund or Portfolio  Account.
An interest  rate future  obligates  represents  an  obligation to purchase or sell an amount of a  specific  debt  security  at a future  date at a specific price.

            Some  or all of the  Portfolio  Managers  may  purchase  and  sell currency  futures.  A currency  future  creates an  obligation  to purchase or sell an amount of a specific currency at a future date at a specific price.

            OPTIONS  ON  SECURITIES  INDEXES.  Some  or all  of the  Portfolio
Managers may purchase and sell for the Portfolio Funds and Portfolio  Accounts call and put options on stock indexes listed on national securities  exchanges or traded in the over-the-counter  market for hedging purposes and non-hedging purposes to pursue  their  investment  objectives.  A stock  index  fluctuates with  changes  in the  market  values of the  stocks  included  in the  index.
Accordingly,  successful  use by a  Portfolio  Manager  of  options  on  stock indexes  will  be  subject  to the  Portfolio  Manager's  ability  to  predict correctly  movements in the  direction  of the stock market  generally or of a particular  industry or market  segment.  This requires  different  skills and techniques than predicting changes in the price of individual stocks.

            WARRANTS AND RIGHTS.  Warrants  are  derivative  instruments  that permit,  but do not obligate,  the holder to subscribe for other securities or commodities.  Rights are  similar to  warrants,  but  normally  have a shorter duration  and  are  offered  or  distributed  to  shareholders  of a  company.
Warrants  and rights do not carry with them the right to  dividends  or voting rights  with  respect  to the  securities  that  they  entitle  the  holder to purchase,  and they do not  represent  any rights in the assets of the issuer.
As a result,  warrants  and rights may be  considered  more  speculative  than certain  other types of  equity-like  securities.  In addition,  the values of warrants  and  rights  do  not  necessarily  change  with  the  values  of the underlying  securities  or  commodities  and these  instruments  cease to have value if they are not exercised prior to their expiration dates.

            SWAP  AGREEMENTS.  The  Portfolio  Managers may enter into equity, interest rate,  index and currency rate swap agreements on behalf of Portfolio
Funds and  Portfolio  Accounts.  These  transactions  are  entered  into in an attempt to obtain a particular  return when it is  considered  desirable to do so,  possibly at a lower cost than if an  investment  was made directly in the
asset  that  yielded  the  desired  return.   Swap  agreements  are  two-party
contracts  entered  into  primarily  by  institutional  investors  for periods
ranging  from  a  few  weeks  to  more  than  a  year.   In  a  standard  swap
transaction,  two parties agree to exchange the returns (or  differentials  in rates of return)  earned or realized on particular  predetermined  investments or  instruments,  which may be  adjusted  for an  interest  factor.  The gross returns to be  exchanged  or  "swapped"  between  the  parties  are  generally calculated  with  respect  to a  "notional  amount,"  i.e.,  the  return on or increase in value of a  particular  dollar  amount  invested  at a  particular interest  rate,  in  a  particular  foreign  currency,  or  in a  "basket"  of securities  representing a particular index.  Forms of swap agreements include interest rate caps, under which, in return for a premium,  one party agrees to make  payments to the other to the extent  interest  rates  exceed a specified rate or "cap";  interest  rate floors,  under which,  in return for a premium, one party agrees to make  payments to the other to the extent  interest  rates fall below a specified  level or "floor";  and interest  rate  collars,  under which a party  sells a cap and  purchases  a floor or vice versa in an attempt to protect itself against  interest rate movements  exceeding given minimum or maximum levels.

            Most  swap  agreements   entered  into  by  a  Portfolio  Fund  or
Portfolio  Account would require the  calculation  of the  obligations  of the parties to the agreements on a "net basis."  Consequently,  a Portfolio Fund's or Portfolio  Account's current obligations (or rights) under a swap agreement generally  will be equal only to the net amount to be paid or  received  under the  agreement  based on the  relative  values of the  positions  held by each party to the agreement  (the "net  amount").  The risk of loss with respect to swaps is  limited  to the net  amount  of  interest  payments  that a party is contractually  obligated  to make.  If the other party to a swap  defaults,  a
Portfolio  Fund's or  Portfolio  Account's  risk of loss  consists  of the net amount of payments that it contractually is entitled to receive.

            To achieve  investment  returns  equivalent to those achieved by a
Portfolio  Manager  in whose  investment  vehicles  the Fund  could not invest directly,  perhaps because of its investment minimum or its unavailability for direct  investment,  the Fund may enter into swap  agreements  under which the
Fund may agree, on a net basis,  to pay a return based on a floating  interest rate,  such as  LIBOR,  and to  receive  the  total  return  of the  reference investment  vehicle  over a stated time  period.  The Fund may seek to achieve the same  investment  result  through the use of other  derivatives in similar circumstances.  The Federal income tax treatment of swap  agreements and other derivatives  used in the above manner is unclear.  The Fund does not currently intend to use swaps or other derivatives in this manner.

LENDING PORTFOLIO SECURITIES

            A Portfolio  Fund or Portfolio  Account may lend  securities  from its portfolio to brokers,  dealers and other financial institutions needing to borrow  securities to complete  certain  transactions.  The Portfolio  Fund or
Portfolio  Account  continues  to be entitled to payments in amounts  equal to
the  interest,   dividends  or  other  distributions  payable  on  the  loaned
securities   which  affords  the  Portfolio  Fund  or  Portfolio   Account  an
opportunity  to earn  interest  on the  amount  of the loan and on the  loaned securities'  collateral.  A Portfolio Fund or Portfolio Account generally will
receive  collateral   consisting  of  cash,  U.S.  Government   Securities  or
irrevocable  letters  of credit  which will be  maintained  at all times in an amount  equal to at  least  100% of the  current  market  value of the  loaned securities.  The Portfolio Fund or Portfolio  Account might experience risk of loss  if the  institution  with  which  it has  engaged  in a  portfolio  loan transaction  breaches  its  agreement  with the  Portfolio  Fund or  Portfolio
Account.

WHEN-ISSUED, DELAYED DELIVERY AND FORWARD COMMITMENT SECURITIES

            To reduce the risk of changes in  securities  prices and  interest rates,  a Portfolio  Fund or Portfolio  Account may purchase  securities  on a forward  commitment,  when-issued  or  delayed  delivery  basis,  which  means delivery  and  payment  take  place a  number  of days  after  the date of the
commitment  to  purchase.   The  payment  obligation  and  the  interest  rate
receivable  with respect to such  purchases are fixed when the Portfolio  Fund or Portfolio  Account  enters into the  commitment,  but the Portfolio Fund or
Portfolio  Account does not make payment  until it receives  delivery from the
counterparty.   After  a  Portfolio  Fund  or  Portfolio  Account  commits  to purchase such securities,  but before delivery and settlement, it may sell the securities if it is deemed advisable.

            Securities  purchased on a forward  commitment or  when-issued  or delayed delivery basis are subject to changes in value,  generally changing in the same way, i.e.,  appreciating when interest rates decline and depreciating
when  interest  rates  rise,  based  upon  the  public's   perception  of  the
creditworthiness of the issuer and changes, real or anticipated,  in the level of interest  rates.  Securities  so purchased  may expose a Portfolio  Fund or
Portfolio  Account to risks  because  they may  experience  such  fluctuations prior to their actual  delivery.  Purchasing  securities on a  when-issued  or delayed  delivery  basis  can  involve  the  additional  risk  that the  yield available in the market when the delivery  takes place  actually may be higher than that  obtained in the  transaction  itself.  Purchasing  securities  on a forward  commitment,  when-issued  or delayed  delivery basis when a Portfolio
Fund or Portfolio  Account is fully or almost fully invested results in a form of leverage and may result in greater  potential  fluctuation  in the value of the net assets of a Portfolio Fund or Portfolio  Account.  In addition,  there is a risk that  securities  purchased  on a  when-issued  or delayed  delivery basis may not be  delivered  and that the  purchaser of  securities  sold by a
Portfolio  Fund or  Portfolio  Account  on a forward  basis will not honor its purchase  obligation.  In such cases, the Portfolio Fund or Portfolio  Account may incur a loss.

        REPURCHASES, MANDATORY REDEMPTIONS AND TRANSFERS OF INTERESTS
REPURCHASE OFFERS

            As discussed in the  prospectus,  offers to  repurchase  Interests will be made by the Fund at such times and on such terms as may be  determined by the Board of Managers of the Fund (the "Board"),  in its sole discretion in accordance with the provisions of applicable  law. In determining  whether the
Fund should repurchase  Interests or portions thereof from Members pursuant to
written   tenders,   the   Board   will   consider   the   recommendation   of
OppenheimerFunds,  Inc.  ("OFI"),  the Fund's  investment  adviser.  The Board also will consider various factors,  including but not limited to those listed in the prospectus, in making its determinations.

            The  Board  will  cause  the  Fund to make  offers  to  repurchase
Interests or portions  thereof from Members  pursuant to written  tenders only on terms it  determines  to be fair to the Fund and to all  Members or persons holding  Interests  acquired from Members.  When the Board determines that the
Fund will repurchase  Interests or portions  thereof,  notice will be provided to each  Member  describing  the terms  thereof,  and  containing  information
Members  should  consider in deciding  whether and how to  participate in such repurchase  opportunity.  Members  who are  deciding  whether to tender  their
Interests or portions  thereof  during the period that a  repurchase  offer is open may  ascertain an estimated net asset value of their  Interests  from OFI during such period. If a repurchase offer is  oversubscribed  by Members,  the
Fund will  repurchase  only a pro rata  portion of the  Interests  tendered by each Member.

            As  discussed  in the  prospectus,  the Fund will  issue  notes to tendering  Members in connection  with the  repurchase of Interests.  Upon its acceptance of tendered Interests for repurchase,  the Fund will maintain daily on its  books  a  segregated  account  consisting  of (i)  cash,  (ii)  liquid securities or (iii)  interests in Portfolio  Funds that the Fund has requested be withdrawn (or any combination of the foregoing),  in an amount equal to the aggregate  estimated  unpaid  dollar amount of the notes issued by the Fund in connection with the repurchase offer.

            Payment  for  repurchased   Interests  may  require  the  Fund  to
liquidate  portfolio  holdings earlier than Tremont would otherwise  liquidate these holdings,  potentially  resulting in losses, and may increase the Fund's portfolio  turnover.  Tremont  intends  to  take  measures  (subject  to  such policies as may be  established  by the Board of Managers) to attempt to avoid or minimize  potential  losses and turnover  resulting  from the repurchase of
Interests.

MANDATORY REDEMPTIONS

            As noted in the  prospectus,  the Fund has the  right to redeem an
Interest  or portion of an  Interest  of a Member or any person  acquiring  an
Interest  or  portion   thereof  from  or  through  a  Member  under   certain
circumstances.  Such mandatory redemptions may be made if:

an Interest or portion  thereof  has been  transferred  or such an Interest or portion  thereof has vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Member;

ownership  of an Interest  by a Member or other  person will cause the Fund to be in  violation  of,  or  subject  the  Fund to  additional  registration  or regulation  under,  the  securities,  commodities or other laws of the U.S. or any other relevant jurisdiction;

continued  ownership  of such an Interest  may be harmful or  injurious to the business  or  reputation  of the Fund or OFI,  or may  subject the Fund or any
Members to an undue risk of adverse tax or other fiscal consequences;

any of the  representations and warranties made by a Member in connection with the  acquisition  of an Interest or portion  thereof was not true when made or has ceased to be true; or

it  would be in the  best  interests  of the Fund to  redeem  an  Interest  or portion thereof.

TRANSFERS OF INTERESTS

            No person may become a  substituted  Member  without  the  written consent of the Board,  which  consent  may be  withheld  for any reason in its sole  and  absolute  discretion.  Interests  may be  transferred  only  (i) by operation of law pursuant to the death, bankruptcy,  insolvency or dissolution of a Member  or (ii)  with the  written  consent  of the  Board,  which may be withheld in its sole  discretion  and is  expected  to be granted,  if at all, only under  extenuating  circumstances.  Without  limiting the foregoing,  the
Board  generally  will not consent to transfer  unless the transfer is (i) one in which  the tax basis of the  Interest  in the  hands of the  transferee  is determined,  in whole or in part,  by  reference to its tax basis in the hands
of  the  transferor  (e.g.,   certain  transfers  to  affiliates,   gifts  and
contributions  to  family  partnerships),  (ii)  to  members  of the  Member's immediate family (brothers,  sisters,  spouse, parents and children), or (iii)
a distribution  from a qualified  retirement plan or an individual  retirement account.  The Board may permit other pledges,  transfers or assignments  under such other  circumstances and conditions as it, in its sole discretion,  deems appropriate;  provided,  however,  that prior to any such pledge,  transfer or
              --------   -------
assignment,  the Board shall  consult  with counsel to the Fund to ensure that such pledge,  transfer or assignment  will not cause the Fund to be treated as a "publicly traded partnership"  taxable as a corporation.  Notice to the Fund of any proposed  transfer must include evidence  satisfactory to the Fund that the  proposed  transferee  meets  any  requirements  imposed  by the Fund with respect to Member  eligibility and suitability.  In addition to the foregoing, no Member will be permitted to transfer an Interest or portion  thereof unless after such transfer the balance of the capital account of the transferee,  and of the Member  transferring  the Interest if the transfer  involves  less than
its  entire  Interest,   is  at  least  equal  to  Fund's  minimum  investment
requirement.

            Any transferee  meeting the Fund's  eligibility  requirements that acquires  an Interest or portion  thereof in the Fund by  operation  of law as the result of the death,  dissolution,  bankruptcy or incompetency of a Member or otherwise,  will be entitled to the allocations and distributions allocable to the Interest so acquired and to transfer such  Interest in accordance  with the  terms  of the  Fund's  Limited  Liability  Company  Agreement  (the  "LLC
Agreement"),  but will not be entitled to the other rights of a Member  unless and until such transferee  becomes a substituted Member as provided in the LLC
Agreement.  If a Member  transfers  an  Interest or portion  thereof  with the approval of the Board,  the Fund will promptly  take all necessary  actions to admit such  transferee  or successor to the Fund as a Member.  Each Member and
transferee  is  required  to  pay  all  expenses,   including  attorneys'  and
accountants' fees,  incurred by the Fund in connection with such transfer.  If such a transferee does not meet the Member eligibility requirements,  the Fund reserves  the right to redeem its  Interest.  Any  transfer  of an Interest in violation of the LLC Agreement will not be permitted and will be void.

            The  LLC  Agreement  provides  that  each  Member  has  agreed  to indemnify  and hold harmless the Fund,  the  Managers,  OFI, each other Member and any  affiliate  of the  foregoing  against  all losses,  claims,  damages, liabilities,  costs and expenses,  including legal or other expenses  incurred in  investigating  or  defending  against any such  losses,  claims,  damages, liabilities,  costs and expenses or any  judgments,  fines and amounts paid in settlement,  joint or several,  to which such  persons  may become  subject by reason of or arising  from any  transfer  made by such Member in  violation of these  provisions or any  misrepresentation  made by such Member in connection with any such transfer.

                              BOARD OF MANAGERS
            The  Board  of  the  Fund  provides   broad   oversight  over  the
operations  and affairs of the Fund. It has overall  responsibility  to manage and control the  business  affairs of the Fund,  including  the  complete  and exclusive  authority to establish policies  regarding the management,  conduct and  operation of the Fund's  business.  The Board  exercises the same powers, authority  and  responsibilities  on  behalf  of the  Fund as are  customarily exercised  by the  board  of  directors  of a  registered  investment  company organized as a corporation.

            The Managers are not required to  contribute to the capital of the
Fund  or to hold  Interests  in the  Fund.  A  majority  of the  Managers  are persons  who  are not  "interested  persons"  (as  defined  in the  Investment
Company  Act) of the Fund  (collectively,  the  "Independent  Managers").  The
Independent   Managers  perform  the  same  functions  for  the  Fund  as  are
customarily  exercised  by  the  non-interested   directors  of  a  registered
investment company organized as a corporation.

            The  identity of the  Managers  and officers of the Fund and brief biographical  information  regarding  each Manager and officer during the past five  years  is  set  forth  below.  Each  Manager  who  is  deemed  to  be an
"interested  person" of the Fund, as defined in the Investment Company Act, is indicated by an asterisk.

       Oppenheimer Tremont Opportunity Fund, LLC Managers and Officers

      The address of each Manager and  Interested  Manager in the charts below is 6803 S. Tucson Way, Centennial,  CO 80112-3924.  Each Manager serves for an indefinite term, until his or her resignation, retirement, death or removal.

-------------------------------------------------------------------------------------
                                Independent Managers
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Name,                Principal Occupation(s) During Past 5     Dollar    Aggregate
                                                                         Dollar
                                                                         Range Of
                                                                         Shares
                                                                         Beneficially
                                                                         Owned in
                     Years;                                    Range of  Any of the

Position(s) Held     Other Trusteeships/Directorships Held by  Shares    Oppenheimer
with Fund,           Manager;                                  BeneficialFunds
Length of Service,   Number of Portfolios in Fund Complex      Owned in  Overseen
Age                  Currently Overseen by Manager             the Fund  by Managers

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                                                As of December 31,

                                                                       2003

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Ronald J. Abdow,     Chairman (since 1959) of Abdow            Over      Over
Manager since 2002   Corporation (operator of restaurants);    $100,000  $100,000
Age:  72             Trustee of the following real estate
                     businesses (owners and operators of
                     restaurants): G&R Realty Co. (since
                     1978), G&R Trust Co. (since 1973), Abdow
                     Partnership (since 1975), Auburn
                     Associates (since 1983); Hazard
                     Associates (since 1985); Trustee of MML
                     Series Investment Fund (since 1993) and
                     of MassMutual Institutional Funds (MMIF)
                     (since 1994) (open-end investment
                     companies); Trustee (since 1987) of Bay
                     State Health System (health services);
                     Chairman (since 1996) of Western Mass
                     Development Corp. (non-profit land
                     development); Chairman (since 1991) of
                     American International College
                     (non-profit college). Oversees 10
                     portfolios in the OppenheimerFunds
                     complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Joseph M. Wikler,    Self-employed as an investment            None      $10,001-$50,000
Manager since 2002   consultant; a director (since 1996) of
Age:  63             Lakes Environmental Association, and
                     Medintec (since 1992) and Cathco (since
                     1995) (medical device companies); a
                     member of the investment committee of
                     the Associated Jewish Charities of
                     Baltimore (since 1994); formerly a
                     director of Fortis/Hartford mutual funds
                     (1994 - December 2001). Oversees 10
                     portfolios in the OppenheimerFunds
                     complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Peter I. Wold,       President of Wold Properties, Inc. (an    Over      Over
Manager since 2002   oil and gas exploration and production    $100,000  $100,000
Age:  56             company); Vice President, Secretary and
                     Treasurer of Wold Trona Company, Inc.
                     (soda ash processing and production);
                     Vice President of Wold Talc Company,
                     Inc. (talc mining); Managing Member,
                     Hole-in-the-Wall Ranch (cattle
                     ranching); formerly Director and
                     Chairman of the Board, Denver Branch of
                     the Federal Reserve Bank of Kansas City
                     (1993 - 1999) and Director of
                     PacifiCorp. (1995 - 1999), an electric
                     utility. Oversees 10 portfolios in the
                     OppenheimerFunds complex.

-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
                                 Interested Manager
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Name,                Principal Occupation(s) During Past 5     Dollar    Aggregate
                                                                         Dollar
                                                                         Range Of
                                                                         Shares
                                                                         Beneficially
                                                                         Owned in
                     Years;                                    Range of  Any of the

Position(s) Held     Other Trusteeships/Directorships Held by  Shares    Oppenheimer
with Fund,           Manager;                                  BeneficialFunds
Length of Service,   Number of Portfolios in Fund Complex      Owned in  Overseen
Age                  Currently Overseen by Manager             the Fund  by Manager

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                                                As of December 31,

                                                                       2003

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Eustis Walcott,      Principal with Ardsley Associates (since  None      $10,001-$50,000
Manager since 2002   2000) (consulting firm); Director (since
Age:  66             October 2000) of Cornerstone Real Estate
                     Advisors (real estate equity investment
                     management services) and MML Investors
                     Services (individual retirement,
                     insurance, investment, and life event
                     planning products and services company)
                     (both affiliates of the Manager; Trustee
                     of OFI Trust Company (since 2001) (also
                     an affiliate of the Manager). Formerly
                     Trustee of the American International
                     College (1995 - December 2003); Senior
                     Vice President, MassMutual Financial
                     Group (May 1990 - July 2000). Oversees
                     10 portfolios in the OppenheimerFunds
                     complex.

-------------------------------------------------------------------------------------

      The address of Mr. Murphy in the chart below is Two World Financial
Center, 225 Liberty Street, 11th Floor, New York, NY 10281-1008. Mr. Murphy
serves for an indefinite term, until his resignation, death or removal.

-------------------------------------------------------------------------------------
                           Interested Manager and Officer
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Name,                Principal Occupation(s) During Past 5     Dollar    Aggregate
                                                                         Dollar
                                                                         Range Of
                                                                         Shares
                                                                         Beneficially
                                                                         Owned in

                     Years;                                    Range of  any of the

Position(s) Held     Other Trusteeships/Directorships Held by  Shares    Oppenheimer
with Fund,           Manager;                                  BeneficialFunds
Length of Service;   Number of Portfolios in Fund Complex      Owned in  Overseen
Age                  Currently Overseen by Manager             the Fund  by Manager

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                                                As of December 31,

                                                                       2003

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

John V. Murphy,      Chairman, Chief Executive Officer and     $50,001-10Over0
President, Manager   director (since June 2001) and President            $100,000
and Chairman of the  (since September 2000) of the Manager;
Board of Managers;   President and a director or trustee of
Manager since 2002   other Oppenheimer funds; President and a
Age: 54              director (since July 2001) of
                     Oppenheimer Acquisition Corp. (the
                     Manager's parent holding company) and of
                     Oppenheimer Partnership Holdings, Inc.
                     (a holding company subsidiary of the
                     Manager); a director (since November
                     2001) of OppenheimerFunds Distributor,
                     Inc. (a subsidiary of the Manager);
                     Chairman and a director (since July
                     2001) of Shareholder Services, Inc. and
                     of Shareholder Financial Services, Inc.
                     (transfer agent subsidiaries of the
                     Manager); President and a director
                     (since July 2001) of OppenheimerFunds
                     Legacy Program (a charitable trust
                     program established by the Manager); a
                     director of the following investment
                     advisory subsidiaries of the Manager:
                     OFI Institutional Asset Management,
                     Inc., Centennial Asset Management
                     Corporation, Trinity Investment
                     Management Corporation and Tremont
                     Capital Management, Inc. (since November
                     2001), HarbourView Asset Management
                     Corporation and OFI Private Investments,
                     Inc. (since July 2001); President (since
                     November 1, 2001) and a director (since
                     July 2001) of Oppenheimer Real Asset
                     Management, Inc.; Executive Vice
                     President (since February 1997) of
                     Massachusetts Mutual Life Insurance
                     Company (the Manager's parent company);
                     a director (since June 1995) of DLB
                     Acquisition Corporation (a holding
                     company that owns the shares of David L.
                     Babson & Company, Inc.); a member of the
                     Investment Company Institute's Board of
                     Governors (elected to serve from October
                     3, 2003 through September 30, 2006).
                     Formerly, Chief Operating Officer
                     (September 2000-June 2001) of the
                     Manager; President and trustee (November
                     1999-November 2001) of MML Series
                     Investment Fund and MassMutual
                     Institutional Funds (open-end investment
                     companies); a director (September
                     1999-August 2000) of C.M. Life Insurance
                     Company; President, Chief Executive
                     Officer and director (September
                     1999-August 2000) of MML Bay State Life
                     Insurance Company; a director (June
                     1989-June 1998) of Emerald Isle Bancorp
                     and Hibernia Savings Bank (a
                     wholly-owned subsidiary of Emerald Isle
                     Bancorp). Oversees 73 portfolios as
                     Trustee/Director and 10 portfolios as
                     Officer in the OppenheimerFunds complex.

-------------------------------------------------------------------------------------

      The  address  of the  Officers  in the chart  below is as  follows:  for
Messrs.  Murphy and Zack and Ms. Lee, Two World Financial Center,  225 Liberty
Street,  New York, NY 10281-1008,  for Messrs.  Vottiero,  Petersen and Wixted
and Ms. Ives,  6803 S. Tucson Way,  Centennial,  CO  80112-3924.  Each Officer
serves for an annual  term or until his or her earlier  resignation,  death or removal.

--------------------------------------------------------------------------

                          Officers of the Fund

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Name;                        Principal occupation(s) during past 5 years
Position;
Commencement of Service;
Age

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Brian W. Wixted,             Senior Vice  President and Treasurer  (since
Treasurer since 2002         March  1999) of the  Manager;  Treasurer  of
Age:  44                     HarbourView  Asset  Management  Corporation,
                             Shareholder   Financial   Services,    Inc.,
                             Shareholder  Services,   Inc.,   Oppenheimer
                             Real  Asset  Management   Corporation,   and
                             Oppenheimer   Partnership   Holdings,   Inc.
                             (since   March   1999),   of   OFI   Private
                             Investments,  Inc.  (since March  2000),  of
                             OppenheimerFunds   International   Ltd.  and
                             OppenheimerFunds  plc (since  May 2000),  of
                             OFI  Institutional  Asset  Management,  Inc.
                             (since     November     2000),     and    of
                             OppenheimerFunds  Legacy Program (a Colorado
                             non-profit  corporation)  (since June 2003);
                             Treasurer   and  Chief   Financial   Officer
                             (since  May  2000) of OFI Trust  Company  (a
                             trust  company  subsidiary  of the Manager);
                             Assistant  Treasurer  (since  March 1999) of
                             Oppenheimer   Acquisition   Corp.   Formerly
                             Assistant   Treasurer  of  Centennial  Asset
                             Management  Corporation (March  1999-October
                             2003) and  OppenheimerFunds  Legacy  Program
                             (April 2000-June 2003);  Principal and Chief
                             Operating  Officer (March  1995-March  1999)
                             at   Bankers   Trust   Company-Mutual   Fund
                             Services   Division.   An   officer   of  83
                             portfolios in the OppenheimerFunds complex.

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Philip Vottiero,             Vice   President/Fund   Accounting   of  the
Assistant Treasurer since    Manager  since  March  2002.  Formerly  Vice
2002                         President/Corporate    Accounting   of   the
Age:  41                     Manager  (July  1999-March  2002)  prior  to
                             which  he was  Chief  Financial  Officer  at
                             Sovlink  Corporation (April 1996-June 1999).
                             An   officer   of  83   portfolios   in  the
                             OppenheimerFunds complex.

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Robert G. Zack,              Executive  Vice  President   (since  January
Secretary since 2002         2004) and General  Counsel  (since  February
Age:  55                     2002) of the Manager;  General Counsel and a
                             director   (since   November  2001)  of  the
                             Distributor;    General    Counsel    (since
                             November    2001)   of   Centennial    Asset
                             Management    Corporation;    Senior    Vice
                             President   and   General   Counsel   (since
                             November   2001)   of   HarbourView    Asset
                             Management   Corporation;    Secretary   and
                             General  Counsel  (since  November  2001) of
                             Oppenheimer   Acquisition  Corp.;  Assistant
                             Secretary  and  a  director  (since  October
                             1997)  of   OppenheimerFunds   International
                             Ltd.   and   OppenheimerFunds    plc;   Vice
                             President  and a  director  (since  November
                             2001) of Oppenheimer  Partnership  Holdings,
                             Inc.; a director  (since  November  2001) of
                             Oppenheimer  Real  Asset  Management,  Inc.;
                             Senior Vice  President,  General Counsel and
                             a   director   (since   November   2001)  of
                             Shareholder   Financial   Services,    Inc.,
                             Shareholder  Services,   Inc.,  OFI  Private
                             Investments,  Inc.  and OFI  Trust  Company;
                             Vice  President  (since  November  2001)  of
                             OppenheimerFunds   Legacy  Program;   Senior
                             Vice  President and General  Counsel  (since
                             November  2001) of OFI  Institutional  Asset
                             Management,  Inc.;  a director  (since  June
                             2003) of  OppenheimerFunds  (Asia)  Limited.
                             Formerly    Senior   Vice   President   (May
                             1985-December  2003), Acting General Counsel
                             (November  2001-February 2002) and Associate
                             General Counsel (May  1981-October  2001) of
                             the   Manager;    Assistant   Secretary   of
                             Shareholder     Services,      Inc.     (May
                             1985-November 2001),  Shareholder  Financial
                             Services,   Inc.   (November   1989-November
                             2001);  and  OppenheimerFunds  International
                             Ltd.   (October   1997-November   2001).  An
                             officer    of   83    portfolios    in   the
                             OppenheimerFunds complex.

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Kathleen T. Ives,            Vice President  (since June 1998) and Senior
Assistant Secretary since    Counsel  and  Assistant   Secretary   (since
2002                         October   2003)   of   the   Manager;   Vice
Age:  38                     President   (since   1999)   and   Assistant
                             Secretary   (since   October  2003)  of  the
                             Distributor;   Assistant   Secretary  (since
                             October    2003)   of    Centennial    Asset
                             Management  Corporation;  Vice President and
                             Assistant    Secretary   (since   1999)   of
                             Shareholder   Services,    Inc.;   Assistant
                             Secretary    (since    December   2001)   of
                             OppenheimerFunds   Legacy   Program  and  of
                             Shareholder   Financial   Services,    Inc..
                             Formerly  an   Assistant   Counsel   (August
                             1994-October   2003)  and   Assistant   Vice
                             President of the Manager  (August  1997-June
                             1998).  An officer of 83  portfolios  in the
                             OppenheimerFunds complex.

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Dina C. Lee                  Assistant   Vice   President  and  Assistant
Assistant   Secretary  since Counsel  of  the  Manager  (since   December
2002                         2000);  formerly an attorney  and  Assistant
Age: 34                      Secretary of Van Eck Global (until  December
                             2000).  An officer of 48  portfolios  in the
                             OppenheimerFunds complex.

--------------------------------------------------------------------------

      |X|  Remuneration of Managers.  The officers of the Fund and one Manager of the Fund (Mr.  Murphy) who are  affiliated  with OFI or Tremont  receive no salary  or  fee  from  the  Fund.  The  Managers  of  the  Fund  received  the compensation  shown  below from the Fund with  respect  to the  Fund's  fiscal period ended March 31, 2004. The  compensation  from all of the Board IV Funds represents  compensation  received  as  a  trustee,  manager  or  member  of a committee  (if  applicable)  of the boards of those funds  during the calendar year ended December 31, 2003.

COMPENSATION

--------------------------------------------------------------------------

Trustee Name and Other Fund          Aggregate        Total Compensation
                                                      From Fund and Fund
                                 Compensation from     Complex Paid to
Position(s) (as applicable)            Fund1         Trustees (9 funds)*

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Ronald J. Abdow                        $2,350              $67,5002
Trustee, Audit Committee Member

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Eustis Walcott                         $2,133              $18,000
Trustee

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Joseph M. Wikler                       $2,349              $19,500
Trustee, Audit Committee Member

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Peter I. Wold                          $2,348              $19,500
Trustee, Audit Committee Member

--------------------------------------------------------------------------

1.    Aggregate   Compensation   from   Fund   includes   fees  and   deferred
   compensation, if any, for a Trustee.
2.    Includes  $48,000  compensation  paid  to Mr.  Abdow  for  serving  as a trustee for two open-end  investment  companies  (MassMutual  Institutional
   Funds and MML Series  Investment Fund) the investment  advisor for which is the indirect parent company of the Fund's Manager.  The Manager also serves as the  Sub-Advisor to the MassMutual  International  Equity Fund, a series of MassMutual Institutional Funds.

*  For purposes of this section only, "Fund Complex"  includes the Oppenheimer funds,  MassMutual  Institutional  Funds  and MML  Series  Investment  Fund in
accordance  with SEC  regulations.  The Manager does not  consider  MassMutual
Institutional  Funds  and  MML  Series  Investment  Fund  to be  part  of  the
OppenheimerFunds' "Fund Complex" as that term may be otherwise interpreted.

            The Managers who are not  employees of OFI,  including  its  affiliates, are each paid an annual  retainer of $16,000 and per meeting fees of $500. The other
Managers  receive  no  annual  or  other  fees  from  the  Fund.  All  Managers  are reimbursed by the Fund for their reasonable travel and out-of-pocket  expenses.  The
Managers  do not  receive  any pension or  retirement  benefits  from the Fund.  The officers of the Fund do not receive any additional compensation from the Fund.

            The  Managers  serve on the Board for terms of  indefinite  duration.  A
Manager's  position  in that  capacity  will  terminate  if the  Manager is removed, resigns or is subject to various  disabling  events such as death or  incapacity.  A
Manager may resign upon 90 days' prior  written  notice to the other  Managers,  and may be removed  either by vote of  two-thirds  of the  Managers  not  subject to the removal vote or vote of the  shareholders  holding not less than  two-thirds  of the total number of votes  eligible to be cast by all  shareholders.  The Managers  will render  assistance to shareholders on the question of the removal of Managers in the manner  required by Section  16(c) of the  Investment  Company  Act. In the event of any vacancy in the  position of a Manager,  the  remaining  Managers  may appoint an individual to serve as a Manager,  so long as immediately  after such appointment at least  two-thirds  of the  Managers  then  serving  would  have been  elected by the shareholders.  The Managers may call a meeting of  shareholders  to fill any vacancy in the position of a Manager,  and must do so within 60 days after any date on which
Managers who were elected by the shareholders  cease to constitute a majority of the
Managers  then  serving.  If no Manager  remains to manage the business of the Fund,
OFI may manage and  control  the Fund,  but must  convene a meeting of  shareholders within 60 days for the purpose of either  electing  new Managers or  dissolving  the
Fund.

                            INVESTMENT ADVISORY SERVICES
THE INVESTMENT ADVISER

            OFI serves as the Fund's  investment  adviser,  subject to the  ultimate supervision  of and  subject to any  policies  established  by the  Board.  OFI is a majority owned subsidiary of Oppenheimer Acquisition  Corporation,  which in turn is
a  wholly  owned   subsidiary  of  Massachusetts   Mutual  Life  Insurance   Company
("MassMutual").

            Pursuant to the terms of an investment  advisory  agreement entered into between the Fund and OFI dated November 20, 2001 (the "Advisory Agreement"),  OFI is responsible for  developing,  implementing  and  supervising  the Fund's  investment program and in connection  therewith shall regularly  provide  investment advice and recommendations  to the Fund with respect to its  investments,  investment  policies and purchases  and sales of  securities  for the Fund and arranging for the purchase and sale of such securities.

            OFI is authorized,  subject to the approval of the Board and Members, to retain  one of its  affiliates  to  provide  any or all of the  investment  advisory services  required to be provided  to the Fund or to assist OFI in  providing  these services,  subject to the  requirement  that OFI supervise the rendering of any such services to the Fund by its affiliates.

            As  compensation  for services  required to be provided by OFI under the
Advisory  Agreement,  the Fund will pay OFI a  monthly  fee (the  "Management  Fee")
computed  at the  annual  rate  of  1.20%  of the  aggregate  value  of  outstanding
Interests  determined  as of the last day of the month  (before any  repurchases  of
Interests  or  Incentive  Allocations,  as  defined  below).  OFI (or an  affiliated company of OFI that it  designates)  is also  entitled  to be the  special  advisory member of the Fund (the "Special  Advisory  Member") and to receive in such capacity a performance-based  incentive  allocation that is determined as a percentage of the net  profits  of the  Fund  otherwise  allocable  to  each  Member  (the  "Incentive
Allocation").  The method of  computation  of the Incentive  Allocation is described in the prospectus.

            The Advisory  Agreement was approved by the Board  (including a majority of the Independent Managers),  at a meeting held in person on November 19, 2001, and was approved on November  20, 2001 by OFI, the then sole Member of the Fund.  It has an initial  term of two years from the date of its  execution,  and may be continued
in effect from year to year thereafter if such  continuance is approved  annually by the Board or by vote of a  majority  of the  outstanding  voting  securities  of the
Fund;  provided that in either event the  continuance is also approved by a majority of the  Independent  Managers  by vote cast in person  at a meeting  called  for the purpose of voting on such  approval.  The Advisory  Agreement is terminable  without penalty,  on 60 days' prior written  notice:  by the Board; by vote of a majority of the  outstanding  voting  securities of the Fund; or by OFI. The Advisory  Agreement
also  provides  that  it  will   terminate   automatically   in  the  event  of  its
"assignment," as defined by the Investment Company Act and the rules thereunder.

            The  Advisory   Agreement  provides  that  in  the  absence  of  willful
misfeasance,  bad  faith,  gross  negligence  in the  performance  of its  duties or reckless disregard of its obligations and duties under the Advisory  Agreement,  OFI is not liable for any loss the Fund  sustains  for any  investment,  adoption of any investment  policy,  or  the  purchase,  sale  or  retention  of  any  security.  In addition,  it provides that OFI may act as investment  adviser for any other person, firm  or  corporation  and use the  name  "Oppenheimer"  in  connection  with  other investment  companies  for  which  it  may  act as  investment  adviser  or  general distributor.  If OFI shall no longer act as investment  adviser of the Fund, OFI may withdraw the right of the Fund to use the name "Oppenheimer" as part of its name.

            OFI or its  designee  maintains  the  Fund's  accounts,  books and other
documents   required  to  be  maintained   under  the  Investment   Company  Act  at
OppenheimerFunds,  Inc., Two World Financial Center, 225 Liberty Street, 11th Floor,
New York, New York 10281-1008.

|X|   Portfolio  Proxy Voting.  The Adviser has delegated to the Investment  Manager responsibility  for voting  proxies  relating to securities  owned by the Fund.  The
Fund invests  primarily in private  investment  partnerships and similar  investment vehicles,  which are not  voting  securities.  To the  extent  the Fund  invests  in voting  securities,  if any, the Fund's primary  consideration  in voting  portfolio proxies  would be the  financial  interests  of the Fund and its  shareholders.  For the purpose of voting portfolio  proxies  relating to voting  securities held by the
Fund,  if any,  the Fund has adopted the  OppenheimerFunds  Portfolio  Proxy  Voting
Policies  and  Procedures.   The   OppenheimerFunds   Proxy  Voting   Guidelines  on
routine and non-routine proxy proposals are summarized below.
            o     The Fund  would  vote  with  the  recommendation  of the  issuer's management on routine matters,  including  election of directors  nominated by management and ratification of auditors,  unless circumstances  indicate otherwise.
o     In  general,  the Fund  would  oppose  anti-takeover  proposals  and  supports elimination of anti-takeover proposals, absent unusual circumstances.
o     The Fund would support  shareholder  proposals to reduce a super-majority vote requirement,  and opposes management proposals to add a super-majority vote requirement.
o     The Fund would oppose proposals to classify the board of directors.
o     The Fund would support proposals to eliminate cumulative voting.
o     The Fund would oppose re-pricing of stock options.
o     The Fund would generally  consider  executive  compensation  questions such as stock option plans and bonus plans to be ordinary  business  activity.  The
         Fund analyzes  stock option  plans,  paying  particular  attention to their
         dilutive  effect.   While  the  Fund  would  generally  support  management
         proposals, the Fund opposes plans it considers to be excessive.

      The Fund will be  required  to file new Form  N-PX,  with its  complete  proxy voting  record for the 12 months ended June 30th,  no later than August 31st of each year.  The first such  filing is due no later than August 31,  2004,  for the twelve months  ended June 30,  2004.  Once  filed,  the  Fund's  Form N-PX  filing  will be available  (i)  without  charge,  upon  request,  by calling the Fund  toll-free  at
1.800.225.5677 and (ii) on the SEC's website at www.sec.gov.
                                                -----------

THE INVESTMENT MANAGER

            As  authorized  by  the  Advisory  Agreement,   Tremont  Partners,  Inc.
("Tremont"),  an affiliate of OFI, has been  assigned  responsibility  for providing day-to-day  investment  management  services to the Fund, subject to the supervision of OFI.  Tremont is primarily  responsible  for the selection of Portfolio  Managers and the  allocation  of the assets of the Fund for  investment  among the  Portfolio
Managers.  In addition,  Tremont is  responsible  for  investing the cash portion of the Fund's  assets not invested in Portfolio  Funds or through  Portfolio  Accounts.
Tremont is a majority  owned  subsidiary  of  Oppenheimer  Acquisition  Corporation, which in turn is a wholly owned subsidiary of MassMutual.

            Tremont  provides  services  to the  Fund  pursuant  to the  terms  of a sub-advisory  agreement  entered into  between OFI and Tremont  dated as of November
20, 2001 (the "Sub-Advisory  Agreement").  In consideration of the services provided by  Tremont,  OFI pays a monthly  fee to  Tremont  equal to 50% of the amount of the
Management Fee earned by OFI pursuant to the Advisory  Agreement.  In addition,  OFI has  designated  Tremont  as the  Special  Advisory  Member  of the  Fund.  In  such capacity,  Tremont is entitled to receive the allocation from the net profits of the
Fund otherwise allocable to each Member (the "Incentive  Allocation").  As discussed in the prospectus, the Incentive Allocation is a performance-based  allocation equal to 10% of net  profits,  if any,  of the Fund in excess of a  Preferred  Return that otherwise  would have been  credited  to the  capital  account of each  Member.  The method of computation of the Incentive Allocation is described in the prospectus.

            The  Sub-Advisory  Agreement  was  approved  by the Board  (including  a majority of the Independent  Managers),  at a meeting held in person on November 19,
2001,  and was  approved  on November  20, 2001 by OFI,  the then sole Member of the
Fund.  It has an initial term of two years from the date of its  execution,  and may be continued in effect from year to year thereafter if such  continuance is approved annually by the Board or by vote of a majority of the outstanding  voting securities of the Fund;  provided  that in either event the  continuance  is also approved by a majority of the Independent  Managers by vote cast in person at a meeting called for the purpose of voting on such  approval.  The  Sub-Advisory  Agreement is terminable without  penalty,  on 60 days'  prior  written  notice:  by the Board;  by vote of a majority of the  outstanding  voting  securities of the Fund; by OFI; or by Tremont.
The  Sub-Advisory  Agreement also provides that it will terminate  automatically  in the event of its  "assignment,"  as defined by the  Investment  Company  Act and the rules thereunder.

            The  Sub-Advisory  Agreement  provides  that in the  absence  of willful misfeasance,  bad  faith,  gross  negligence  in the  performance  of its  duties or reckless  disregard of its  obligations  and duties  under the  Advisory  Agreement,
Tremont is not liable to the Fund or to OFI for any loss the Fund  sustains  for any investment,  adoption of any investment  policy, or the purchase,  sale or retention of any  security.  In  addition,  it provides  that  Tremont  may act as  investment adviser for any other  person,  firm or  corporation  and use the name  "Tremont" in connection  with  other  investment  companies  for  which it may act as  investment adviser.  If Tremont shall no longer act as investment  manager of the Fund, Tremont may withdraw the right of the Fund to use the name "Tremont" as part of its name.

FUND EXPENSES

            The Fund will bear all costs and  expenses  incurred in its business and operations  other than those  specifically  required to be borne by OFI  pursuant to the Advisory  Agreement.  Costs and expenses borne by the Fund include,  but are not limited to, the following:

o     all costs  and  expenses  directly  related  to  investment  transactions  and positions for the Fund's account,  including,  but not limited to, brokerage  commissions,  research  fees,  interest and  commitment fees on loans and debit balances,  borrowing charges on securities sold short,  dividends on securities  sold but not yet  purchased, custodial fees,  margin fees,  transfer taxes and premiums,  taxes
                  withheld  on  foreign   dividends   and  indirect   expenses  from
                  investments in Portfolio Funds;

o     all costs and expenses  associated with the operation and  registration of the
                  Fund,  offering  costs  and  the  costs  of  compliance  with  any applicable Federal and state laws;

o     all costs and  expenses  associated  with the  organization  and  operation of separate  investment funds managed by Portfolio  Managers retained by the Fund;

o     the costs and  expenses of holding  meetings of the Board and any  meetings of
                  Members,  including  costs  associated  with the  preparation  and dissemination of proxy materials;

o     the fees and  disbursements of Fund counsel,  legal counsel to the Independent
                  Managers,  independent auditors for the Fund and other consultants and professionals engaged on behalf of the Fund;

o     the Management Fee;

o     the fees payable to  custodians  and other  persons  providing  administrative services to the Fund;

o     the costs of a fidelity  bond and any liability  insurance  obtained on behalf of the Fund or the Board;

o     all  costs  and  expenses  of  preparing,   setting  in  type,   printing  and
                  distributing reports and other communications to Members; and

o     such  other  types of  expenses  as may be  approved  from time to time by the
                  Board of Managers.

           The Portfolio  Funds will bear all expenses  incurred in connection  with their  operations.  These  expenses are similar to those  incurred by the Fund.  The
Portfolio   Managers   generally  will  charge   asset-based  fees  to  and  receive
performance-based  allocations  from the Portfolio  Funds,  which  effectively  will reduce  the  investment  returns  of the  Portfolio  Funds  and  the  amount  of any distributions  from  the  Portfolio  Funds to the  Fund.  These  expenses,  fees and allocations will be in addition to those incurred by the Fund itself.

      The  Adviser   assumed  all  offering  costs   associated   with  the  initial
registration and offering of Interests by way of a special  allocation of such costs directly to the capital  account of the Adviser.  In addition,  the Adviser  assumed all organizational expenses directly at the time of the seeding of the Fund.

CODES OF ETHICS

            The Fund, OFI, Tremont and OppenheimerFunds  Distributor, Inc. ("OFDI"),
the Fund's  distributor,  have each adopted codes of ethics.  The codes are designed to detect  and  prevent  improper  personal  trading by their  personnel,  including investment  personnel,  that might compete with or otherwise  take  advantage of the
Fund's  portfolio  transactions.  Covered  persons  include  the  Managers  and  the officers and  directors of OFI and Tremont,  as well as employees of OFI and Tremont having  knowledge of the  investments  and  investment  intentions of the Fund.  The codes of  ethics  permit  persons  subject  to the  Code to  invest  in  securities, including  securities that may be purchased or held by the Fund, subject to a number of  restrictions  and  controls.  Compliance  with the codes of ethics is  carefully monitored and enforced.

The codes of ethics are  included as exhibits to the Fund's  registration  statement filed with the Securities and Exchange  Commission and can be reviewed and copied at the SEC's Public Reference Room in Washington,  D.C. Information on the operation of the Public  Reference  Room may be obtained  by calling  the SEC at  1-202-942-8090.
The codes of ethics are available on the EDGAR  database on the SEC's  Internet site at http://www.sec.gov,  and also may be obtained, after paying a duplicating fee, by electronic  request  at the  following  E-mail  address:  publicinfo@sec.gov,  or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

                               CONFLICTS OF INTEREST
OFI

            OFI and its  affiliates  manage  the  assets  of  registered  investment companies  other than the Fund and  provide  investment  advisory  services to other accounts.  The Fund has no interest  in these  activities.  OFI and its  officers or employees  who  assist  in  providing  services  to the  Fund  will  be  engaged  in substantial  activities  other than on behalf of the Fund and may have  conflicts of interest  in  allocating  their  time  and  activity  between  the  Fund  and  other registered  investment  companies and accounts  managed by OFI. OFI and its officers and  employees  will  devote so much of their time to the  affairs of the Fund as in their judgment is necessary and appropriate.

TREMONT

            Tremont also provides investment  advisory and other services,  directly and  through  affiliates,  to  various  entities  and  accounts  other than the Fund
("Tremont  Accounts").  The Fund has no  interest in these  activities.  Tremont and the  investment  professionals  who, on behalf of Tremont,  will provide  investment advisory  services to the Fund will be engaged in substantial  activities other than on behalf of the Fund,  may have  differing  economic  interests  in respect of such activities,  and may  have  conflicts  of  interest  in  allocating  their  time and activity  between the Fund and the Tremont  Accounts.  Such persons will devote only so much  time to the  affairs  of the Fund as in their  judgment  is  necessary  and appropriate.

            PARTICIPATION IN INVESTMENT OPPORTUNITIES

            Tremont  expects to employ an  investment  program  for the Fund that is substantially  similar to the investment  program employed by it for certain Tremont
Accounts,  including a private investment partnership that has an investment program that is  substantially  the same as the  Fund's  investment  program.  As a  general matter,  Tremont  will  consider  participation  by  the  Fund  in  all  appropriate investment  opportunities  that are  under  consideration  for those  other  Tremont
Accounts.  There may be circumstances,  however,  under which Tremont will cause one or more Tremont Accounts to commit a larger  percentage of their  respective  assets to an investment  opportunity  than to which Tremont will commit the Fund's  assets.
There also may be circumstances  under which Tremont will consider  participation by
Tremont  Accounts in  investment  opportunities  in which Tremont does not intend to invest on behalf of the Fund, or vice versa.

            Tremont  will  evaluate  for the  Fund and for each  Tremont  Account  a variety  of  factors  that may be  relevant  in  determining  whether  a  particular investment  opportunity  or strategy is  appropriate  and feasible for the Fund or a
Tremont  Account  at  a  particular  time,  including,   but  not  limited  to,  the
following:  (1) the nature of the  investment  opportunity  taken in the  context of the other  investments at the time; (2) the liquidity of the investment  relative to the  needs  of the  particular  entity  or  account;  (3)  the  availability  of the
opportunity  (i.e.,  size  of  obtainable  position);   (4)  the  transaction  costs
involved;  and  (5) the  investment  or  regulatory  limitations  applicable  to the particular entity or account.  Because these  considerations may differ for the Fund and the Tremont  Accounts in the context of any particular  investment  opportunity, the investment  activities of the Fund and the Tremont Accounts may differ from time to time.  In  addition,  the fees and expenses of the Fund will differ from those of the  Tremont  Accounts.  Accordingly,  the  future  performance  of the Fund and the
Tremont Accounts will vary.

            When Tremont  determines  that it would be appropriate  for the Fund and one or more Tremont  Accounts to  participate  in an investment  transaction  in the same  Portfolio  Fund or other  investment  at the same  time,  it will  attempt  to aggregate,  place and allocate  orders on a basis that  Tremont  believes to be fair
and  equitable,   consistent  with  its   responsibilities   under  applicable  law.
Decisions  in this regard are  necessarily  subjective  and there is no  requirement that  the  Fund  participate,  or  participate  to the same  extent  as the  Tremont
Accounts,  in all  investments  or  trades.  However,  no  participating  entity  or account will  receive  preferential  treatment  over any other and Tremont will take steps to ensure  that no  participating  entity or  account  will be  systematically
disadvantaged   by  the   aggregation,   placement  and  allocation  of  orders  and
investments.

            Situations  may occur,  however,  where the Fund could be  disadvantaged
because  of  the  investment   activities  conducted  by  Tremont  for  the  Tremont
Accounts.  Such situations may be based on, among other things,  the following:  (1)
legal restrictions or other limitations  (including limitations imposed by Portfolio
Managers  with respect to Portfolio  Funds) on the combined  size of positions  that may be taken for the Fund and the Tremont  Accounts,  thereby  limiting  the size of the Fund's  position or the  availability  of the  investment  opportunity;  (2) the difficulty of liquidating an investment for the Fund and the Tremont  Accounts where the  market  cannot  absorb  the  sale  of  the  combined  positions;  and  (3)  the determination  that a  particular  investment  is  warranted  only if hedged with an option or other  instrument and there is a limited  availability  of such options or other instruments.  In particular,  the Fund may be legally restricted from entering into a "joint  transaction"  (as  defined in the  Investment  Company  Act) with the
Tremont  Accounts  with  respect  to  the  securities  of an  issuer  without  first obtaining exemptive relief from the SEC.  See "Other Matters" below.

            Directors,  officers,  employees  and  affiliates of Tremont may buy and sell  securities or other  investments for their own accounts and may have actual or potential  conflicts of interest with respect to  investments  made on behalf of the
Fund. As a result of differing  trading and  investment  strategies or  constraints, positions may be taken by directors,  officers, employees and affiliates of Tremont, or by Tremont for the Tremont  Accounts,  that are the same,  different or made at a different time than positions taken for the Fund.

OTHER MATTERS

            Except  in  accordance  with  applicable  law,  OFI,  Tremont  and their affiliates  are not  permitted to buy  securities  or other  property  from, or sell securities or other property to, the Fund.  However,  subject to certain  conditions imposed by applicable  rules under the  Investment  Company Act, the Fund may effect certain  principal  transactions in securities with one or more accounts  managed by
OFI or  Tremont,  except  for  accounts  as to which  OFI,  Tremont  or any of their affiliates  serves as a general  partner  or as to which they may be deemed to be an affiliated  person  (or an  affiliated  person  of  such a  person),  other  than an affiliation  that  results  solely  from  OFI,  Tremont  or one of their  affiliates serving as an investment  adviser to the account.  These  transactions would be made in  circumstances  where Tremont has determined it would be appropriate for the Fund to purchase (or sell),  and Tremont or OFI has  determined  it would be  appropriate for another  account to sell (or  purchase),  the same security or instrument on the same day.

            Future investment  activities of OFI, Tremont and their affiliates,  and of their respective  directors,  officers or employees,  may give rise to additional conflicts of interest.

                                    TAX ASPECTS

            The following is a summary of certain  aspects of the income taxation of the Fund and its Members which should be considered  by a  prospective  Member.  The
Fund has not sought a ruling from the Internal  Revenue  Service (the  "Service") or any other  Federal,  state or local  agency  with  respect  to any of the tax issues affecting  the Fund,  nor has it obtained an opinion of counsel  with respect to any
Federal tax issues other than the  characterization of the Fund as a partnership for
Federal income tax purposes.

            This summary of certain  aspects of the Federal  income tax treatment of the Fund is based upon the Internal  Revenue Code of 1986,  as amended (the "Code"),
judicial  decisions,   Treasury  Regulations  (the  "Regulations")  and  rulings  in existence  on the date  hereof,  all of which are  subject to change.  This  summary does not  discuss  the impact of  various  proposals  to amend the Code which  could change certain of the tax  consequences  of an investment in the Fund.  This summary also  does  not  discuss  all of the tax  consequences  that  may be  relevant  to a particular  investor or to certain  investors subject to special treatment under the
Federal income tax laws, such as insurance companies.

            EACH  PROSPECTIVE  MEMBER  SHOULD  CONSULT  WITH ITS OWN TAX  ADVISER IN
ORDER  FULLY TO  UNDERSTAND  THE  FEDERAL,  STATE,  LOCAL  AND  FOREIGN  INCOME  TAX
CONSEQUENCES OF AN INVESTMENT IN THE FUND.

            In  addition  to the  particular  matters  set  forth  in this  section, tax-exempt  organizations  should review  carefully those sections of the prospectus and the SAI regarding  liquidity and other  financial  matters to ascertain  whether the investment  objectives of the Fund are consistent with their overall  investment plans.  Each  prospective  tax-exempt  Member is urged to  consult  its own  counsel regarding the acquisition of Interests.

Tax Treatment of Fund Operations
--------------------------------

            Classification  of the  Fund.  The  Fund  has  received  an  opinion  of
            ----------------------------
Schulte Roth & Zabel LLP that under the provisions of the Code and the  Regulations, as in effect on the date of the  opinion,  as well as under the  relevant  authority interpreting  the Code and the Regulations,  and based upon certain  representations of the Board,  the Fund will be  treated as a  partnership  for  Federal  income tax purposes and not as an association taxable as a corporation.

            Under  Section  7704 of the Code,  "publicly  traded  partnerships"  are generally  treated as  corporations  for  Federal  income tax  purposes.  A publicly traded  partnership  is any  partnership  the  interests  in which are  traded on an established  securities  market or which are readily  tradable on a secondary market
(or the substantial  equivalent  thereof).  Interests in the Fund will not be traded on an established  securities market.  Regulations  concerning the classification of partnerships  as  publicly  traded  partnerships  (the  "Section 7704  Regulations")
provide  certain safe harbors  under which  interests in a  partnership  will not be considered  readily  tradable on a secondary  market (or the substantial  equivalent thereof).  The  Fund  may  not  be  eligible  for  any of  those  safe  harbors.  In particular,  it will not qualify under the private  placement  safe harbor set forth in the Section 7704 Regulations if the Fund has more than 100 Members.

            The Section 7704 Regulations  specifically  provide that the fact that a partnership  does not qualify for the safe  harbors is  disregarded  for purposes of determining  whether  interests in a partnership are readily tradable on a secondary
market  (or  the  substantial  equivalent  thereof).   Rather,  in  this  event  the
partnership's  status is examined under a general facts and  circumstances  test set forth in the Section 7704  Regulations.  Schulte Roth & Zabel LLP has also  rendered its opinion  that,  under this "facts and  circumstances"  test,  and based upon the anticipated  operations  of the Fund as well as the  legislative  history to Section
7704, the text of the Section 7704  Regulations and certain  representations  of the
Board,  the interests in the Fund will not be readily tradable on a secondary market
(or the substantial  equivalent thereof) and,  therefore,  that the Fund will not be treated as a publicly traded partnership taxable as a corporation.

            Neither of the opinions of counsel described above,  however, is binding on the  Service  or the  courts.  If it were  determined  that  the Fund  should  be treated as an association or a publicly traded partnership  taxable as a corporation for Federal  income tax  purposes  (as a result of a  successful  challenge  to such opinions  by  the  Service,  changes  in  the  Code,  the  Regulations  or  judicial interpretations  thereof,  a material  adverse change in facts,  or otherwise),  the taxable income of the Fund would be subject to corporate  income tax when recognized by the Fund;  distributions  of such income,  other than in certain  redemptions  of
Interests,  would be treated as dividend  income when received by the Members to the extent of the current or  accumulated  earnings and profits of the Fund; and Members would not be entitled to report profits or losses realized by the Fund.

            UNLESS OTHERWISE  INDICATED,  REFERENCES IN THE FOLLOWING  DISCUSSION OF
THE TAX  CONSEQUENCES  OF FUND  INVESTMENTS,  ACTIVITIES,  INCOME,  GAIN  AND  LOSS,
INCLUDE THE DIRECT INVESTMENTS,  ACTIVITIES,  INCOME, GAIN AND LOSS OF THE FUND, AND
THOSE  INDIRECTLY  ATTRIBUTABLE TO THE FUND AS A RESULT OF IT BEING AN INVESTOR IN A
PORTFOLIO FUND.

            As a  partnership,  the Fund is not itself  subject  to  Federal  income tax.  The Fund  files an annual  partnership  information  return  with the  Service which  reports  the  results  of  operations.  Each  Member  is  required  to report separately  on its  income  tax  return  its  distributive  share of the  Fund's net long-term  capital gain or loss, net  short-term  capital gain or loss and all other items of ordinary  income or loss.  Each Member is taxed on its  distributive  share of the Fund's taxable income and gain  regardless of whether it has received or will receive a distribution from the Fund.

            Allocation of Profits and Losses.  Under the LLC  Agreement,  the Fund's
            --------------------------------
net capital  appreciation or net capital  depreciation for each accounting period is allocated  among the Members and to their  capital  accounts  without  regard to the amount of income or loss  actually  recognized  by the Fund for  Federal  income tax purposes.  The LLC Agreement  provides that items of income,  deduction,  gain, loss or credit  actually  recognized by the Fund for each fiscal year generally are to be allocated for income tax purposes among the Members  pursuant to Regulations  issued under Sections  704(b) and 704(c) of the Code,  based upon amounts of the Fund's net capital appreciation or net capital depreciation  allocated to each Member's capital account for the current and prior fiscal years.

            Under  the LLC  Agreement,  the  Board has the  discretion  to  allocate specially an amount of the Fund's capital gain (including  short-term  capital gain)
for Federal income tax purposes to the Special  Advisory Member and to a withdrawing
Member to the extent  that the  Special  Advisory  Member's  or a  Member's  capital
account  balance   exceeds  the  Federal  income  tax  basis  in  their   respective
Interests.  There  can be no  assurance  that,  if the  Board  makes  such a special allocation,  the  Service  will  accept  such  allocation.  If  such  allocation  is successfully  challenged by the Service, the Fund's gains allocable to the remaining
Members would be increased.

            Tax  Elections;  Returns;  Tax Audits.  The Code  provides  for optional
            -------------------------------------
adjustments to the basis of partnership  property upon  distributions of partnership property to a partner and transfers of  partnership  interests  (including by reason of death)  provided  that a  partnership  election has been made pursuant to Section
754. Under the LLC  Agreement,  at the request of a Member,  the Board,  in its sole discretion,  may cause the Fund to make such an election.  Any such  election,  once made,  cannot be revoked  without the  Service's  consent.  The actual effect of any such  election  may  depend  upon  whether  any  Portfolio  Fund also  makes such an election.  As a result of the  complexity  and added  expense of the tax  accounting required to implement such an election,  the Board presently does not intend to make such election.

            The Board decides how to report the partnership  items on the Fund's tax
returns,   and  all  Members  are  required  under  the  Code  to  treat  the  items consistently  on their own  returns,  unless they file a statement  with the Service disclosing  the  inconsistency.  Given the  uncertainty  and  complexity  of the tax laws,  it is  possible  that the  Service may not agree with the manner in which the
Fund's  items have been  reported.  In the event the income tax  returns of the Fund are audited by the Service,  the tax treatment of the Fund's  income and  deductions generally  is  determined  at  the  limited  liability  company  level  in a  single proceeding rather than by individual  audits of the Members.  A Member chosen by the
Board,  designated as the "Tax Matters Partner",  has considerable authority to make decisions  affecting  the tax  treatment and  procedural  rights of all Members.  In addition,  the Tax Matters  Partner has the  authority  to bind  certain  Members to settlement  agreements  and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Fund items.

Tax Consequences to a Withdrawing Member
----------------------------------------

            A Member  receiving a cash  liquidating  distribution  from the Fund, in connection  with a  complete  withdrawal  from the Fund,  generally  will  recognize capital gain or loss to the extent of the difference  between the proceeds  received by such Member and such Member's  adjusted tax basis in its  Interest.  Such capital gain or loss will be short-term,  long-term,  or some combination of both, depending upon the timing of the Member's  contributions to the Fund.  However,  a withdrawing
Member will recognize  ordinary  income to the extent such Member's  allocable share
of  the  Fund's  "unrealized   receivables"  exceeds  the  Member's  basis  in  such
unrealized  receivables  (as  determined  pursuant  to the  Regulations).  For these purposes,  accrued but untaxed market  discount,  if any, on securities  held by the
Fund  will  be  treated  as an  unrealized  receivable,  with  respect  to  which  a withdrawing  Member  would  recognize  ordinary  income.  A Member  receiving a cash nonliquidating  distribution  will recognize  income in a similar manner only to the extent that the amount of the distribution  exceeds such Member's adjusted tax basis in its Interest.

            As  discussed  above,  the LLC  Agreement  provides  that the  Board may specially  allocate items of Fund capital gain (including  short-term  capital gain)
to a withdrawing  Member to the extent its capital  account would  otherwise  exceed its  adjusted  tax  basis in its  Interest.  Such a special  allocation  of gain may result in the  withdrawing  Member  recognizing  capital  gain,  which  may  include short-term  capital  gain,  in the Member's  last taxable year in the Fund,  thereby reducing the amount of  long-term  capital  gain  recognized  during the tax year in which it receives its liquidating distribution upon withdrawal.

            Distributions  of Property.  A partner's  receipt of a  distribution  of
            --------------------------
property from a partnership  is generally  not taxable.  However,  under Section 731 of the Code,  a  distribution  consisting  of  marketable  securities  generally  is treated as a  distribution  of cash (rather than property)  unless the  distributing
partnership   is  an  "investment   partnership"   within  the  meaning  of  Section
731(c)(3)(C)(i)  and the  recipient is an "eligible  partner"  within the meaning of
Section  731(c)(3)(C)(iii).  The Fund will determine at the appropriate time whether it qualifies as an "investment  partnership." Assuming it so qualifies,  if a Member is an "eligible partner",  which term should include a Member whose contributions to the Fund consisted  solely of cash,  the  recharacterization  rule  described  above would not apply.

Tax Treatment of Fund Investments
---------------------------------

            In General.  The Fund  expects to act as a trader or  investor,  and not
            ----------
as a dealer, with respect to its securities  transactions.  A trader and an investor are persons who buy and sell  securities  for their own accounts.  A dealer,  on the other hand,  is a person who  purchases  securities  for resale to customers  rather than for investment or speculation.

            Generally,  the gains and losses  realized by a trader or an investor on the  sale  of  securities  are  capital  gains  and  losses.  Thus,  subject  to the treatment  of certain  currency  exchange  gains as ordinary  income (see  "Currency
Fluctuations - 'Section 988' Gains or Losses" below) and certain other  transactions described  below,  the Fund  expects  that its gains and losses from its  securities transactions  typically  will be capital  gains and capital  losses.  These  capital gains and losses may be  long-term or  short-term  depending,  in general,  upon the length of time the Fund  maintains a  particular  investment  position  and, in some cases,  upon the  nature of the  transaction.  Property  held for more than one year generally  will be  eligible  for  long-term  capital  gain or loss  treatment.  The application  of certain rules relating to short sales,  to so-called  "straddle" and
"wash sale"  transactions and to Section 1256 Contracts (defined below) may serve to alter the manner in which the Fund's  holding period for a security is determined or may otherwise affect the  characterization as short-term or long-term,  and also the timing of the  realization,  of certain  gains or  losses.  Moreover,  the  straddle rules and short  sale  rules may  require  the  capitalization  of  certain  related expenses of the Fund.1

            The maximum ordinary income tax rate for individuals is 38.6%2 and, in general, the maximum individual income tax rate for long-term capital gains is 20%3
(unless the  taxpayer  elects to be taxed at  ordinary  rates - see  "Limitation  on
Deductibility  of Interest and Short Sale  Expenses"  below),  although in all cases the  actual  rates may be higher  due to the phase out of  certain  tax  deductions, exemptions  and  credits.  The excess of capital  losses over  capital  gains may be offset against the ordinary income of an individual  taxpayer,  subject to an annual deduction  limitation of $3,000.  For corporate  taxpayers,  the maximum  income tax rate is 35%.  Capital  losses of a corporate  taxpayer  may be offset  only  against capital  gains,  but unused  capital losses may be carried back three years (subject to certain limitations) and carried forward five years.

            The Fund may realize  ordinary  income from  dividends  and  accruals of interest on securities.  The Fund may hold debt  obligations  with  "original  issue discount."  In such case,  the Fund would be required to include  amounts in taxable income on a  current  basis  even  though  receipt  of such  amounts  may occur in a
subsequent   year.  The  Fund  may  also  acquire  debt   obligations  with  "market
discount."  Upon  disposition  of such an obligation,  the Fund  generally  would be required  to treat  gain  realized  as  interest  income to the extent of the market discount which accrued  during the period the debt  obligation was held by the Fund.
The Fund may realize  ordinary  income or loss with  respect to its  investments  in partnerships  engaged  in a trade or  business.  Income  or loss  from  transactions involving  certain  derivative  instruments,  such as swap  transactions,  will also generally  constitute  ordinary  income  or  loss.  In  addition,  amounts,  if any, payable by the Fund in  connection  with equity swaps,  interest  rate swaps,  caps, floors and collars likely would be considered  "miscellaneous  itemized  deductions"
which,  for  a  noncorporate  Member,  may  be  subject  to  restrictions  on  their deductibility.  See  "Deductibility of Fund Investment  Expenditures by Noncorporate
Members" below.  Moreover,  gain recognized from certain  "conversion  transactions"
will be treated as ordinary income.4

            Currency  Fluctuations  - "Section  988" Gains or Losses.  To the extent
            --------------------------------------------------------
that its investments are made in securities denominated in a foreign currency,  gain or loss realized by the Fund  frequently  will be affected by the fluctuation in the value of such  foreign  currencies  relative to the value of the dollar.  Generally, gains or losses with  respect to the Fund's  investments  in common stock of foreign issuers will be taxed as capital gains or losses at the time of the  disposition  of such stock.  However,  under  Section 988 of the Code,  gains and losses of the Fund on the  acquisition  and  disposition  of foreign  currency  (e.g.,  the purchase of
                                                              ----
foreign  currency  and  subsequent  use of the  currency  to acquire  stock) will be treated as ordinary  income or loss.  Moreover,  under Section 988,  gains or losses on disposition of debt  securities  denominated in a foreign  currency to the extent attributable  to fluctuation in the value of the foreign  currency  between the date of acquisition  of the debt security and the date of disposition  will be treated as ordinary  income or loss.  Similarly,  gains or losses  attributable to fluctuations in exchange  rates that occur  between the time the Fund  accrues  interest or other receivables  or  accrues  expenses  or other  liabilities  denominated  in a foreign currency  and the time the Fund  actually  collects  such  receivables  or pays such liabilities may be treated as ordinary income or ordinary loss.

            As  indicated  above,  the Fund may  acquire  foreign  currency  forward contracts,  enter into foreign currency  futures  contracts and acquire put and call options  on  foreign  currencies.  Generally,  foreign  currency  regulated  futures contracts  and option  contracts  that  qualify as  "Section  1256  Contracts"  (see
"Section  1256  Contracts"  below),  will not be subject to ordinary  income or loss treatment  under  Section  988.  However,  if the  Fund  acquires  currency  futures contracts or option  contracts that are not Section 1256 Contracts,  or any currency forward  contracts,  any gain or loss  realized  by the Fund  with  respect  to such instruments  will be  ordinary,  unless (i) the  contract is a capital  asset in the hands of the Fund and is not a part of a straddle  transaction  and (ii) an election is made (by the close of the day the  transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

            Section  1256  Contracts.  In the case of Section  1256  Contracts,  the
            ------------------------
Code  generally  applies a "mark to market"  system of taxing  unrealized  gains and losses on such  contracts  and otherwise  provides for special rules of taxation.  A
Section 1256 Contract includes certain regulated futures contracts,  certain foreign currency  forward  contracts,  and certain  options  contracts.  Under these  rules,
Section 1256  Contracts held by the Fund at the end of each taxable year of the Fund are  treated for  Federal  income tax  purposes as if they were sold by the Fund for their fair market  value on the last  business  day of such  taxable  year.  The net gain or loss,  if any,  resulting  from such  deemed  sales  (known as  "marking  to market"),  together  with any gain or loss  resulting  from actual  sales of Section
1256  Contracts,  must be taken into  account by the Fund in  computing  its taxable income for such year.  If a Section 1256  Contract  held by the Fund at the end of a taxable year is sold in the following  year, the amount of any gain or loss realized on such sale will be  adjusted  to reflect  the gain or loss  previously  taken into account under the "mark to market" rules.

            Capital gains and losses from such Section 1256 Contracts  generally are characterized  as  short-term  capital  gains or losses to the extent of 40% thereof and as long-term  capital  gains or losses to the extent of 60% thereof.  Such gains and losses will be taxed under the general rules described  above.  Gains and losses from certain foreign  currency  transactions  will be treated as ordinary income and losses.  (See  "Currency  Fluctuations  -  'Section  988' Gains or  Losses.")  If an
individual  taxpayer incurs a net capital loss for a year, the portion  thereof,  if any,  which consists of a net loss on Section 1256 Contracts may, at the election of the  taxpayer,  be carried back three years.  Losses so carried back may be deducted only  against  net  capital  gain to the  extent  that such gain  includes  gains on
Section 1256 Contracts.

            Mixed Straddle  Election.  The Code allows a taxpayer to elect to offset
            ------------------------
gains and  losses  from  positions  which are part of a "mixed  straddle."  A "mixed straddle"  is any  straddle in which one or more but not all  positions  are Section
1256  Contracts.  Pursuant to  Temporary  Regulations,  the Fund (and any  Portfolio
Fund) may be eligible to elect to establish one or more mixed straddle  accounts for certain of its mixed straddle  trading  positions.  The mixed straddle account rules require a daily  "marking  to market" of all open  positions  in the  account  and a daily  netting of gains and losses from  positions in the  account.  At the end of a taxable  year,  the annual net gains or losses from the mixed  straddle  account are recognized for tax purposes.  The  application of the Temporary  Regulations'  mixed straddle  account  rules is not  entirely  clear.  Therefore,  there is no assurance that a  mixed  straddle  account  election  by the  Fund  will  be  accepted  by the
Service.

            Short  Sales.  Gain or loss from a short sale of property  is  generally
            ------------
considered  as capital  gain or loss to the extent  the  property  used to close the short sale  constitutes a capital asset in the Fund's hands.  Except with respect to certain  situations  where the  property  used to close a short sale has a long-term holding  period on the date the short sale is  entered  into,  gains on short  sales generally are  short-term  capital  gains. A loss on a short sale will be treated as a  long-term  capital  loss  if,  on the  date  of the  short  sale,  "substantially identical  property"  has been held by the Fund for more than one year. In addition, these rules may also terminate the running of the holding  period of  "substantially identical property" held by the Fund.

            Gain or loss on a short sale will  generally not be realized  until such time  that  the  short  sale is  closed.  However,  if the Fund  holds a short  sale position with respect to stock,  certain debt  obligations or partnership  interests that has  appreciated  in value and then  acquires  property  that is the same as or substantially  identical  to the  property  sold  short,  the  Fund  generally  will recognize  gain on the date it  acquires  such  property  as if the short  sale were
closed  on  such  date  with  such  property.   Similarly,  if  the  Fund  holds  an
appreciated  financial position with respect to stock, certain debt obligations,  or partnership  interests and then enters into a short sale with respect to the same or substantially  identical property,  the Fund generally will recognize gain as if the appreciated  financial  position  were sold at its fair market  value on the date it enters  into the short  sale.  The  subsequent  holding  period for any  appreciated financial  position  that is  subject  to  these  constructive  sale  rules  will be determined as if such position were acquired on the date of the constructive sale.

            Effect of Straddle Rules on Members' Securities  Positions.  The Service
            ----------------------------------------------------------
may treat certain  positions in securities held (directly or indirectly) by a Member and its indirect interest in similar  securities held by the Fund as "straddles" for
Federal  income tax purposes.  The  application  of the  "straddle"  rules in such a case could  affect a Member's  holding  period for the  securities  involved and may defer the recognition of losses with respect to such securities.5

            Limitation on  Deductibility  of Interest and Short Sale  Expenses.  For
            ------------------------------------------------------------------
noncorporate  taxpayers,  Section  163(d)  of the  Code  limits  the  deduction  for
"investment  interest"  (i.e.,  interest or short sale  expenses  for  "indebtedness
                         ----
properly  allocable to property held for  investment").  Investment  interest is not deductible  in the current  year to the extent that it exceeds the  taxpayer's  "net investment  income,"  consisting  of net  gain  and  ordinary  income  derived  from investments  in the current year less certain  directly  connected  expenses  (other than  interest or short sale  expenses).  For this purpose,  any  long-term  capital gain is excluded from net  investment  income unless the taxpayer  elects to pay tax on such amount at ordinary income tax rates.

            For purposes of this  provision,  the Fund's  activities will be treated as giving  rise to  investment  income  for a Member,  and the  investment  interest limitation  would apply to a  noncorporate  Member's share of the interest and short sale expenses  attributable  to the Fund's  operation.  In such case, a noncorporate
Member  would  be  denied  a  deduction  for  all or part  of  that  portion  of its distributive share of the Fund's ordinary losses  attributable to interest and short sale expenses unless it had sufficient  investment income from all sources including the  Fund.  A Member  that  could not  deduct  losses  currently  as a result of the application  of Section  163(d)  would be entitled to carry  forward  such losses to future years,  subject to the same limitation.  The investment  interest  limitation would also apply to  interest  paid by a  noncorporate  Member on money  borrowed to finance  its  investment  in the Fund.  Potential  investors  are advised to consult with their own tax  advisers  with  respect  to the  application  of the  investment interest limitation in their particular tax situations.

            Deductibility  of  Fund  Investment  Expenditures  and  Certain  Other
            ------------------------------------------------------------------------
Expenditures.   Investment   expenses  (e.g.,   investment   advisory  fees)  of  an
------------                            ----
individual,  trust or estate are  deductible  only to the extent  they  exceed 2% of adjusted gross income.6  In addition,  the Code further  restricts the ability of an individual with an adjusted gross income in excess of a specified  amount (for 2004,
$142,700 or $71,350 for a married  person  filing a separate  return) to deduct such investment  expenses.  Under such provision,  investment expenses in excess of 2% of adjusted  gross  income may only be  deducted  to the extent  such  excess  expenses
(along with certain other  itemized  deductions)  exceed the lesser of (i) 3% of the excess of the  individual's  adjusted gross income over the specified amount or (ii)
80% of the  amount  of  certain  itemized  deductions  otherwise  allowable  for the
taxable year.7  Moreover,   such  investment  expenses  are  miscellaneous  itemized
deductions  which are not deductible by a noncorporate  taxpayer in calculating  its alternative minimum tax liability.

            Pursuant to Temporary  Regulations  issued by the  Treasury  Department, these  limitations  on  deductibility  should not apply to a  noncorporate  Member's share of the trade or business  expenses of the Fund. These  limitations will apply, however,  to a noncorporate  Member's  share of the investment  expenses of the Fund
(including the Management Fee, the fee paid to OFI as the Fund's  administrator  and any fee payable to the managers of a Portfolio  Fund),  to the extent such  expenses are  allocable  to a Portfolio  Fund that is not in a trade or  business  within the meaning of the Code or to the  investment  activity of the Fund. The Fund intends to treat its  expenses  attributable  to a  Portfolio  Fund that is engaged in trade or business  within the meaning of the Code or to the  trading  activity of the Fund as not being subject to such  limitations,  although there can be no assurance that the
Service will agree.

            The  consequences  of these  limitations  will vary  depending  upon the particular  tax  situation  of  each  taxpayer.  Accordingly,  noncorporate  Members should  consult  their  tax  advisers  with  respect  to the  application  of  these limitations.

             No  deduction is allowed for sales loads paid by a Member to acquire an
 Interest  in the  Fund;  instead  any such fees will be  included  in the  Member's adjusted  tax basis for its  Interest  in the Fund.  To the extent that any portion of the investor  servicing fee is treated as a selling expense,  such portion would be subject to the same treatment.

            Application  of Rules for  Income and Losses  from  Passive  Activities.
            -----------------------------------------------------------------------
The Code restricts the  deductibility  of losses from a "passive  activity"  against certain  income  which is not  derived  from a passive  activity.  This  restriction applies to  individuals,  personal  service  corporations  and certain  closely held corporations.  Pursuant to Temporary  Regulations issued by the Treasury Department, income or loss from the Fund's securities  investment and trading activity generally will not  constitute  income  or loss from a passive  activity.  Therefore,  passive losses from other sources  generally could not be deducted  against a Member's share of such  income and gain from the Fund.  Income or loss  attributable  to the Fund's investments in  partnerships  engaged in certain trades or businesses may constitute passive activity income or loss.

            "Phantom   Income"   From  Fund   Investments.   Pursuant   to   various
             --------------------------------------------
"anti-deferral"   provisions  of  the  Code  (the  "Subpart  F,"  "passive   foreign
investment company" and "foreign personal holding company" provisions),  investments
1     Generally, in the absence of Regulations requiring it, the Fund will not treat positions held through different investment Portfolio Accounts or
Portfolio Funds as offsetting positions for purposes of the straddle rules.
2     Under recently enacted legislation, this rate is reduced in stages until calendar year 2006 when the maximum rate will be 35%.  However, this legislation contains a "sunset" provision that will result in the top rate being restored to 39.6% in 2011.

3     The maximum individual long-term capital gains tax rate is 18% for certain property purchased after December 31, 2000 and held for more than five years.
4     Generally, a conversion transaction is one of several enumerated transactions where substantially all of the taxpayer's return is attributable to the time value of the net investment in the transaction.  The enumerated transactions are (i) the holding of any property (whether or not actively traded) and entering into a contract to sell such property (or substantially identical property) at a price determined in accordance with such contract, but only if such property was acquired and such contract was entered into on a substantially contemporaneous basis, (ii) certain straddles, (iii)
generally any other transaction that is marketed or sold on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain or (iv) any other transaction specified in Regulations.

5     The Fund will not generally be in a position to furnish to Members information regarding the securities positions of its Portfolio Funds which would permit a Member to determine whether its transactions in securities, which are also held by such Portfolio Funds, should be treated as offsetting positions for purposes of the straddle rules.

6     However, Section 67(e) of the Code provides that, in the case of a trust or an estate, such limitation does not apply to deductions or costs which are paid or incurred in connection with the administration of the estate or trust and would not have been incurred if the property were not held in such trust or estate.  There is a disagreement between two Federal
Courts of Appeal on the question of whether the investment advisory fees incurred by a trust are exempt (under Section 67(e)) from the 2% of adjusted gross income floor on deductibility.  Members that are trusts or estates should consult their tax advisers as to the applicability of these cases to the investment expenses that are allocated to them.
7     Under recently enacted legislation, the latter limitation on itemized deductions will be reduced starting in calendar year 2006 and will be completely eliminated by 2010.  However, this legislation contains a "sunset"
provision that will result in the limitation on itemized deductions being restored in 2011.
8     With certain exceptions, tax-exempt organizations which are private foundations are subject to a 2% Federal excise tax on their "net investment income."  The rate of the excise tax for any taxable year may be reduced to
1% if the private foundation meets certain distribution requirements for the taxable year.  A private foundation will be required to make payments of estimated tax with respect to this excise tax.
9     Moreover, income realized from option writing and futures contract transactions generally would not constitute UBTI.
-------------------------------------------------------------------------------------

(if any) by the Fund in  certain  foreign  corporations  may  cause a Member  to (i)
recognize  taxable  income prior to the Fund's  receipt of  distributable  proceeds,
(ii) pay an interest  charge on receipts  that are deemed as having been deferred or
(iii) recognize ordinary income that, but for the "anti-deferral" provisions,  would have been treated as long-term or short-term capital gain.

Foreign Taxes
-------------

            It  is  possible  that  certain   dividends  and  interest  directly  or
indirectly  received  by the Fund from  sources  within  foreign  countries  will be subject to withholding taxes imposed by such countries.  In addition,  the Fund or a
Portfolio  Fund may also be subject to capital  gains  taxes in some of the  foreign countries  where they purchase and sell  securities.  Tax treaties  between  certain countries  and  the  United  States  may  reduce  or  eliminate  such  taxes.  It is impossible  to predict in advance the rate of foreign tax the Fund will  directly or indirectly  pay since the  amount of the  Fund's  assets to be  invested  in various countries is not known.

            The  Members  will be  informed  by the Fund as to  their  proportionate share of the foreign taxes paid by the Fund or a Portfolio Fund,  which they will be required  to include in their  income.  The  Members  generally  will be entitled to claim  either a credit  (subject,  however,  to various  limitations  on foreign tax credits)  or,  if  they  itemize  their  deductions,  a  deduction  (subject  to the limitations  generally  applicable  to  deductions)  for their share of such foreign taxes in computing  their  Federal  income  taxes.  A Member that is tax exempt will not ordinarily benefit from such credit or deduction.

Unrelated Business Taxable Income
---------------------------------

            Generally,  an exempt  organization is exempt from Federal income tax on its passive  investment  income,  such as  dividends,  interest  and capital  gains, whether  realized by the organization  directly or indirectly  through a partnership in which it is a partner.8  This type of income  is  exempt  even if it is  realized from securities trading activity which constitutes a trade or business.

            This  general  exemption  from  tax does  not  apply  to the  "unrelated business taxable income" ("UBTI") of an exempt  organization.  Generally,  except as noted above with respect to certain  categories  of exempt  trading  activity,  UBTI includes income or gain derived  (either  directly or through  partnerships)  from a trade or business,  the conduct of which is substantially  unrelated to the exercise or  performance  of  the  organization's  exempt  purpose  or  function.  UBTI  also includes  "unrelated  debt-financed  income," which generally consists of (i) income derived  by  an  exempt  organization  (directly  or  through  a  partnership)  from income-producing property with respect to which there is "acquisition  indebtedness"
at  any  time  during  the  taxable  year,  and  (ii)  gains  derived  by an  exempt organization  (directly or through a partnership)  from the  disposition of property with  respect to which there is  "acquisition  indebtedness"  at any time during the twelve-month  period ending with the date of such  disposition.  With respect to its investments in  partnerships  engaged in a trade or business,  the Fund's income (or loss) from these investments may constitute UBTI.

            The Fund may incur  "acquisition  indebtedness"  with respect to certain of its  transactions,  such as the purchase of  securities  on margin.  Based upon a published  ruling issued by the Service which  generally  holds that income and gain with  respect to short sales of publicly  traded  stock does not  constitute  income from debt financed  property for purposes of computing UBTI, the Fund will treat its short sales of securities as not involving "acquisition  indebtedness" and therefore not resulting in UBTI.9  To the extent the Fund recognizes  income (i.e.,  dividends
                                                                    ----
and  interest)  from   securities  with  respect  to  which  there  is  "acquisition indebtedness"  during a taxable  year,  the  percentage of such income which will be treated  as UBTI  generally  will be  based on the  percentage  which  the  "average acquisition  indebtedness"  incurred  with  respect  to  such  securities  is of the
"average amount of the adjusted basis" of such securities during the taxable year.

            To the extent the Fund  recognizes  gain from securities with respect to which  there is  "acquisition  indebtedness"  at any time  during  the  twelve-month period ending with the date of their disposition,  the percentage of such gain which will be treated as UBTI will be based on the percentage  which the highest amount of such "acquisition  indebtedness" is of the "average amount of the adjusted basis" of
such   securities   during  the  taxable   year.   In   determining   the  unrelated
debt-financed  income of the Fund,  an  allocable  portion  of  deductions  directly connected with the Fund's  debt-financed  property is taken into account.  Thus, for instance,  a  percentage  of  losses  from  debt-financed  securities  (based on the debt/basis  percentage  calculation  described  above) would offset gains treated as
UBTI.

            Since the calculation of the Fund's "unrelated  debt-financed income" is complex and will  depend in large part on the amount of  leverage,  if any,  used by the Fund from time to time,10 it is  impossible  to predict what  percentage  of the
Fund's  income and gains  will be  treated  as UBTI for a Member  which is an exempt organization.  An  exempt  organization's  share of the  income or gains of the Fund which is  treated  as UBTI may not be offset by  losses of the  exempt  organization either from the Fund or  otherwise,  unless such losses are treated as  attributable to an unrelated trade or business  (e.g.,  losses from securities for which there is
                                    ----
acquisition indebtedness).

            To the extent that the Fund generates  UBTI, the applicable  Federal tax rate for such a Member  generally  would be either the  corporate  or trust tax rate depending  upon  the  nature  of  the  particular  exempt  organization.  An  exempt organization  may be required to support,  to the  satisfaction of the Service,  the method used to calculate  its UBTI.  The Fund will be required to report to a Member which is an  exempt  organization  information  as to the  portion,  if any,  of its income and gains  from the Fund for each year  which  will be  treated as UBTI.  The calculation of such amount with respect to transactions  entered into by the Fund is highly complex,  and there is no assurance that the Fund's  calculation of UBTI will be accepted by the Service.

            In general,  if UBTI is  allocated to an exempt  organization  such as a qualified retirement plan or a private foundation,  the portion of the Fund's income and gains which is not treated as UBTI will  continue to be exempt from tax, as will the organization's  income and gains from other investments which are not treated as
UBTI.  Therefore,  the possibility of realizing UBTI from its investment in the Fund generally should not affect the tax-exempt status of such an exempt organization.11  However,  a  charitable  remainder  trust  will not be exempt  from
Federal  income  tax under  Section  664(c) of the Code for any year in which it has
UBTI. A  title-holding  company will not be exempt from tax if it has certain  types of UBTI. Moreover,  the charitable  contribution deduction for a trust under Section
642(c) of the Code may be  limited  for any year in which  the  trust  has  UBTI.  A prospective  investor  should  consult  its  tax  adviser  with  respect  to the tax consequences of receiving UBTI from the Fund.  (See "ERISA Considerations.")

Certain Issues Pertaining to Specific Exempt Organizations
----------------------------------------------------------

            Private   Foundations.   Private  foundations  and  their  managers  are
            ---------------------
subject  to  excise  taxes  if  they  invest  "any  amount  in such a  manner  as to jeopardize the carrying out of any of the foundation's  exempt  purposes." This rule requires a  foundation  manager,  in making an  investment,  to  exercise  "ordinary business  care and  prudence"  under the facts and  circumstances  prevailing at the time of making the  investment,  in providing for the short-term and long-term needs of the foundation to carry out its exempt  purposes.  The factors which a foundation manager may take into account in assessing an  investment  include the expected rate of return  (both income and capital  appreciation),  the risks of rising and falling price levels, and the need for diversification within the foundation's portfolio.

            In order to avoid the imposition of an excise tax, a private  foundation may be required to distribute on an annual basis its  "distributable  amount," which includes,  among other things, the private foundation's "minimum investment return,"
defined as 5% of the excess of the fair market value of its nonfunctionally  related assets  (assets not used or held for use in  carrying  out the  foundation's  exempt purposes),  over certain indebtedness  incurred by the foundation in connection with such  assets.  It  appears  that a  foundation's  investment  in the Fund would most probably be classified as a nonfunctionally  related asset. A determination  that an interest in the Fund is a  nonfunctionally  related  asset could  conceivably  cause cash flow problems for a prospective Member which is a private  foundation.  Such an organization  could be required to make  distributions  in an amount  determined  by reference to  unrealized  appreciation  in the value of its interest in the Fund. Of course,  this factor  would create less of a problem to the extent that the value of the  investment  in the Fund is not  significant  in  relation to the value of other assets held by a foundation.

            In some  instances,  an investment  in the Fund by a private  foundation may be  prohibited by the "excess  business  holdings"  provisions of the Code.  For example,  if a private  foundation (either directly or together with a "disqualified person")  acquires more than 20% of the capital  interest or profits interest of the
Fund, the private  foundation may be considered to have "excess business  holdings."
If this occurs,  such foundation may be required to divest itself of its interest in the Fund in order to avoid the  imposition  of an excise  tax.  However,  the excise tax will not apply if at least 95% of the gross  income  from the Fund is  "passive"
within the  applicable  provisions of the Code and  Regulations.  Although there can be no  assurance,  the Board  believes that the Fund will meet such 95% gross income test.

            A substantial  percentage of investments of certain  "private  operating foundations"  may be  restricted  to assets  directly  devoted  to their  tax-exempt purposes.  Otherwise,  generally,  rules  similar to those  discussed  above  govern their operations.

            Qualified  Retirement  Plans.  Employee  benefit  plans  subject  to the
            ----------------------------
provisions of ERISA,  Individual  Retirement Accounts and Keogh Plans should consult their  counsel  as to the  implications  of such an  investment  under  ERISA.  (See

"ERISA Considerations.")

            Endowment   Funds.   Investment   managers  of  endowment  funds  should
            -----------------
consider  whether the  acquisition  of an Interest is legally  permissible.  This is not a matter of Federal law, but is determined  under state  statutes.  It should be noted,  however, that under the Uniform Management of Institutional Funds Act, which has been adopted,  in various forms, by a large number of states,  participation  in investment  partnerships or similar  organizations in which funds are commingled and investment  determinations are made by persons other than the governing board of the endowment fund is allowed.

State and Local Taxation
------------------------

            In addition  to the Federal  income tax  consequences  described  above, prospective  investors should consider potential state and local tax consequences of an  investment  in the Fund.  State and local tax laws  differ in the  treatment  of limited  liability  companies  such as the  Fund.  A few  jurisdictions  may  impose entity level taxes on a limited  liability company if it is found to have sufficient contact with that  jurisdiction.  Such taxes are frequently  based on the income and capital of the entity that is allocated to the  jurisdiction.  Although there can be no assurance,  except as noted below,  the Fund intends to conduct its activities so that it will  not be  subject  to  entity  level  taxation  by any  state  or  local jurisdiction.

            State and local  laws often  differ  from  Federal  income tax laws with respect to the  treatment of specific  items of income,  gain,  loss,  deduction and credit.  A Member's  distributive  share of the  taxable  income or loss of the Fund generally will be required to be included in determining  its reportable  income for state  and local tax  purposes  in the  jurisdiction  in which it is a  resident.  A partnership  in which the Fund  acquires  an  interest  may  conduct  business  in a jurisdiction which will subject to tax a Member's share of the partnership's  income from that  business.  Prospective  investors  should consult their tax advisers with respect to the  availability  of a credit for such tax in the  jurisdiction in which that Member is a resident.

            The Fund,  which is treated as a partnership  for New York State and New
York  City  income  tax  purposes,  should  not be  subject  to the  New  York  City unincorporated  business tax, which is not imposed on a partnership  which purchases and sells  securities for its "own account."  (This  exemption may not be applicable to the extent a  partnership  in which the Fund  invests  conducts a business in New
York City.) By reason of a similar  "own  account"  exemption,  it is also  expected that a  nonresident  individual  Member  should  not be  subject  to New York  State personal  income tax with respect to his share of income or gain  realized  directly by the Fund. A  nonresident  individual  Member will not be subject to New York City earnings tax on nonresidents with respect to his investment in the Fund.

            Individual  Members  who are  residents  of New York  State and New York
City should be aware that the New York State and New York City  personal  income tax laws limit the  deductibility  of  itemized  deductions  and  interest  expense  for individual  taxpayers at certain income  levels.  These  limitations  may apply to a
Member's  share  of some or all of the  Fund's  expenses.  Prospective  Members  are urged to consult their tax advisers  with respect to the impact of these  provisions and the Federal  limitations on the deductibility of certain itemized deductions and investment expenses on their New York State and New York City tax liability.

            For purposes of the New York State  corporate  franchise tax and the New
York City  general  corporation  tax, a  corporation  generally  is treated as doing business in New York State and New York City,  respectively,  and is subject to such corporate  taxes  as a  result  of the  ownership  of a  partnership  interest  in a partnership which does business in New York State and New York City, respectively.12  Each of the New York  State and New York City  corporate  taxes are imposed,  in part, on the  corporation's  taxable income or capital allocable to the relevant  jurisdiction  by application of the  appropriate  allocation  percentages.
Moreover,  a non-New York  corporation  which does business in New York State may be subject  to a New York State  license  fee.  A  corporation  which is subject to New
York  State  corporate  franchise  tax  solely as a result  of being a  non-managing member in a New York partnership may, under certain circumstances,  elect to compute its New  York  State  corporate  franchise  tax by  taking  into  account  only  its distributive  share of such  partnership's  income and loss.  There is  currently no similar  provision in effect for  purposes of the New York City general  corporation tax.

            Regulations  under both the New York State  corporate  franchise tax and
New York City  general  corporation  tax,  however,  provide  an  exemption  to this general rule in the case of a "portfolio investment  partnership," which is defined, generally,  as a partnership  which meets the gross income  requirements  of Section
851(b)(2)  of the  Code.  New  York  State  (but  not New  York  City)  has  adopted
regulations  that  also  include  income  and  gains  from  commodity   transactions
described  in  Section   864(b)(2)(B)(iii)  as  qualifying  gross  income  for  this purpose.  The  qualification  of the Fund as a  "portfolio  investment  partnership"
with respect to its investments  through Portfolio Accounts and Portfolio Funds must be  determined  on an annual  basis and,  with respect to a taxable  year,  the Fund and/or  one or  more  Portfolio  Funds  may  not  qualify  as  portfolio  investment partnerships.  Therefore,  a corporate  non-managing  member may be treated as doing business  in New York  State and New York City as a result  of its  interest  in the
Fund or its indirect interest in a nonqualifying Portfolio Fund.

            A trust or other  unincorporated  organization  which by  reason  of its purposes or  activities  is exempt from  Federal  income tax is also exempt from New
York State and New York City personal  income tax. A nonstock  corporation  which is exempt  from  Federal  income tax is  generally  presumed to be exempt from New York
State corporate  franchise tax and New York City general  corporation  tax. New York
State  imposes  a tax  with  respect  to such  exempt  entities  on UBTI  (including unrelated  debt-financed  income) at a rate which is currently equal to the New York
State  corporate  franchise  tax rate (plus the corporate  surtax).  There is no New
York City tax on the UBTI of an otherwise exempt entity.

            Each  prospective  corporate  Member should consult its tax adviser with regard to the New York State and New York City tax  consequences of an investment in the Fund.

                                ERISA CONSIDERATIONS

            Persons who are fiduciaries  with respect to an employee benefit plan or other  arrangement  subject to the Employee  Retirement Income Security Act of 1974,
as  amended  (an  "ERISA  Plan" and  "ERISA,"  respectively),  and  persons  who are fiduciaries  with respect to an IRA or Keogh Plan, which is not subject to ERISA but is  subject  to the  prohibited  transaction  rules  of  Section  4975  of the  Code
(together with ERISA Plans,  "Benefit Plans") should  consider,  among other things, the matters described below before determining whether to invest in the Fund.

            ERISA imposes certain general and specific  responsibilities  on persons
who  are   fiduciaries   with  respect  to  an  ERISA  Plan,   including   prudence,
diversification,  an obligation not to engage in a prohibited  transaction and other standards.  In determining  whether a particular  investment is  appropriate  for an
ERISA Plan,  Department of Labor ("DOL")  regulations provide that a fiduciary of an
ERISA Plan must give  appropriate  consideration  to, among other  things,  the role that the investment plays in the ERISA Plan's portfolio,  taking into  consideration whether the investment is designed  reasonably to further the ERISA Plan's purposes, an examination of the risk and return  factors,  the  portfolio's  composition  with regard to  diversification,  the liquidity and current return of the total portfolio relative  to the  anticipated  cash flow  needs of the ERISA  Plan,  the  income tax consequences  of  the  investment  (see  "Tax  Aspects--Unrelated  Business  Taxable
Income" and "--Certain Issues Pertaining to Specific Exempt  Organizations") and the
projected  return of the  total  portfolio  relative  to the  ERISA  Plan's  funding objectives.  Before  investing  the assets of an ERISA Plan in the Fund, a fiduciary should  determine  whether  such an  investment  is  consistent  with its  fiduciary responsibilities  and the foregoing  regulations.  For example,  a fiduciary  should consider  whether an investment  in the Fund may be too illiquid or too  speculative for a  particular  ERISA  Plan,  and  whether  the assets of the ERISA Plan would be sufficiently  diversified.  If a  fiduciary  with  respect  to any such  ERISA  Plan breaches its or his  responsibilities  with regard to selecting an  investment or an investment  course of action for such ERISA Plan,  the  fiduciary  itself or himself may be held  liable  for  losses  incurred  by the  ERISA  Plan as a result  of such breach.

            Because  the Fund is  registered  as an  investment  company  under  the
Investment  Company Act, the underlying  assets of the Fund should not be considered to be "plan  assets"  of the  ERISA  Plans  investing  in the Fund for  purposes  of
ERISA's (or the Code's) fiduciary  responsibility and prohibited  transaction rules.
Thus, OFI and Tremont will not be fiduciaries  within the meaning of ERISA by reason of their authority with respect to the Fund.

            A Benefit Plan which  proposes to invest in the Fund will be required to represent that it, and any fiduciaries responsible for such Plan's investments,  are aware of and understand the Fund's  investment  objective,  policies and strategies, that the  decision  to invest  plan  assets  in the Fund was made  with  appropriate consideration of relevant  investment factors with regard to the Benefit Plan and is consistent  with the duties  and  responsibilities  imposed  upon  fiduciaries  with regard to their investment decisions under ERISA and/or the Code.

            Certain   prospective   Benefit  Plan  Members  may  currently  maintain
relationships  with OFI,  Tremont or their  affiliates.  Each of such persons may be deemed to be a party in interest to and/or a fiduciary  of any Benefit Plan to which it provides  investment  management,  investment  advisory or other services.  ERISA prohibits (and the Code  penalizes) the use of ERISA and Benefit Plan assets for the benefit  of a party  in  interest  and also  prohibits  (or  penalizes)  an ERISA or
Benefit  Plan  fiduciary  from  using  its  position  to cause  such Plan to make an investment  from which it or certain  third  parties in which such  fiduciary has an interest  would  receive  a fee or  other  consideration.  ERISA  and  Benefit  Plan
Members should consult with counsel to determine if  participation  in the Fund is a transaction  that is  prohibited  by  ERISA  or the  Code.  Fiduciaries  of ERISA or
Benefit Plan  Members  will be required to represent  that the decision to invest in the Fund was made by them as fiduciaries  that are  independent  of such  affiliated persons,  that such fiduciaries are duly authorized to make such investment decision and that they have not  relied on any  individualized  advice or  recommendation  of such  affiliated  persons,  as a  primary  basis for the  decision  to invest in the
Fund.

            The  provisions  of ERISA  and the Code are  subject  to  extensive  and continuing  administrative  and judicial  interpretation  and review. The discussion of ERISA and the Code  contained in this SAI and the  prospectus  is general and may be affected by future  publication of  regulations  and rulings.  Potential  Benefit
Plan Members should consult their legal advisers  regarding the  consequences  under
ERISA and the Code of the acquisition and ownership of Interests.

                                     BROKERAGE

            Each Portfolio  Manager is directly  responsible  for placing orders for the execution of portfolio  transactions for the Portfolio Fund or Portfolio Account that it manages and for the  allocation of  brokerage.  Transactions  on U.S.  stock exchanges  and on some foreign  stock  exchanges  involve the payment of  negotiated
brokerage   commissions.   On  the  great  majority  of  foreign  stock   exchanges,
commissions  are fixed. No stated  commission is generally  applicable to securities traded in  over-the-counter  markets,  but the  prices of those  securities  include undisclosed commissions or mark-ups.

            In selecting brokers and dealers to execute  transactions on behalf of a
Portfolio Fund or Portfolio  Account,  each Portfolio Manager will generally seek to obtain  the best price and  execution  for the  transactions,  taking  into  account factors  such as price,  size of order,  difficulty  of  execution  and  operational facilities  of a  brokerage  firm,  the  scope and  quality  of  brokerage  services provided,  and the firm's risk in positioning a block of securities.  Although it is expected that each  Portfolio  Manager  generally will seek  reasonably  competitive
commission   rates,  a  Portfolio  Manager  will  not  necessarily  pay  the  lowest commission  available on each  transaction.  The Portfolio  Managers will  typically have no  obligation  to deal  with  any  broker  or group of  brokers  in  executing transactions  in  portfolio  securities.  Brokerage  practices  adopted by Portfolio
Managers  with  respect to  Portfolio  Funds may vary and will be  governed  by each
Portfolio Fund's organizational documents.

            Consistent  with the  principle of seeking best price and  execution,  a
Portfolio  Manager may place orders for a Portfolio  Fund or Portfolio  Account with brokers that provide the  Portfolio  Manager and its  affiliates  with  supplemental research,  market and statistical  information,  including advice as to the value of securities,  the advisability of investing in, purchasing or selling securities, and the  availability  of  securities  or  purchasers  or  sellers  of  securities,  and
furnishing  analyses  and  reports  concerning  issuers,   industries,   securities,
economic  factors and trends,  portfolio  strategy and the  performance of accounts.
The expenses of the Portfolio  Managers are not  necessarily  reduced as a result of the receipt of this supplemental  information,  which may be useful to the Portfolio
Managers  or their  affiliates  in  providing  services  to  clients  other than the
Portfolio  Funds and the  Portfolio  Accounts they manage.  In addition,  not all of the  supplemental  information  is  necessarily  used  by  a  Portfolio  Manager  in connection  with the  Portfolio  Fund or Portfolio  Account it manages.  Conversely, the  information  provided  to a Portfolio  Manager by brokers  and dealers  through which other clients of the Portfolio  Manager or its  affiliates  effect  securities transactions  may be useful to the  Portfolio  Manager in providing  services to the
Portfolio Fund or a Portfolio Account.

            It is anticipated  that  Portfolio  Managers  (including  each Portfolio
Manager  retained to manage a Portfolio  Account) will  generally  follow  brokerage placement  practices  similar to those  described  above.  The  brokerage  placement practices  described  above will also be followed by Tremont to the extent it places transactions for the Fund.  However,  certain  Portfolio  Managers (other than those managing  Portfolio  Accounts)  may have  policies  that permit the use of brokerage commissions  of a  Portfolio  Fund to  obtain  products  or  services  that  are not research related and that may benefit the Portfolio Manager.
                                VALUATION OF ASSETS
            The Board of Managers has  established  procedures  for the valuation of the Fund's securities.  In general those procedures are as follows:

            Equity securities,  puts, calls and futures traded on a U.S.  securities exchange or on NASDAQ are valued as follows:

                  (1) if last  sale  information  is  regularly  reported,  they are valued  at the  last  reported  sale  price  on  the  principal exchange on which they are traded or on NASDAQ,  as applicable, on that day, or

                  (2) if last  sale  information  is not  available  on a  valuation
                     date,   they  are  valued  at  the  last  reported  sale  price
                     preceding the valuation  date if it is within the spread of the closing "bid" and "asked"  prices on the valuation  date or, if not, at the closing "bid" price on the valuation date.

            Equity securities traded on a foreign securities  exchange generally are valued in one of the following ways:

                  (1) at the  last  sale  price  available  to the  pricing  service approved by the Board of Managers, or

                  (2) at the last sale price  obtained by OFI from the report of the principal  exchange on which the security is traded at its last trading session on or immediately before the valuation date, or

                  (3) at the mean  between  the "bid" and  "asked"  prices  obtained from the  principal  exchange  on which the  security is traded or, on the basis of reasonable inquiry,  from two market makers in the security.

            The  following  securities  are valued at the mean between the "bid" and
            "asked" prices  determined by a pricing service approved by the Board of
            Managers  or  obtained  by OFI  from two  active  market  makers  in the security on the basis of reasonable inquiry:

                  (1) debt  instruments  that have a maturity  of more than 397 days when issued,

                  (2) debt  instruments that had a maturity of 397 days or less when issued and have a remaining maturity of more than 60 days,

                  (3) non-money  market debt  instruments that had a maturity of 397 days or less when  issued and which have a  remaining  maturity of 60 days or less, and
                  (4) puts,  calls and futures that are not traded on an exchange or on NASDAQ.

            Money market debt  securities  that had a maturity of less than 397 days when  issued  that  have a  remaining  maturity  of 60 days or less  are valued at cost,  adjusted for  amortization of premiums and accretion of discounts.

            Securities    (including     restricted     securities)    not    having
            readily-available  market quotations are valued at fair value determined under  procedures  established  by  the  Board  of  Managers.  If OFI is unable to locate two market  makers  willing to give quotes,  a security may be priced at the mean between the "bid" and "asked" prices  provided by a single  active  market  maker  (which in  certain  cases may be the
            "bid" price if no "asked" price is available).  The Fund's  interests in
            Portfolio Funds will not have readily  available  market  quotations and will be valued at their "fair  value," as  determined  under  procedures established  by the Board of Managers.  As described in the  prospectus, with  respect  to its  interests  in  Portfolio  Funds,  the  Fund  will normally rely on valuation  information  provided by Portfolio  Managers as being the "fair  value" of such  investments.  The Board of Managers, however,  will consider such information provided by Portfolio Managers, as well as other  available  information,  and may possibly  conclude in unusual  circumstances  that the  information  provided  by a  Portfolio
            Manager does not represent  the "fair value" of the Fund's  interests in
            Portfolio Funds.

            In the case of U.S. government securities,  mortgage-backed  securities, corporate  bonds  and  foreign  government  securities,  when  last sale information  is not generally  available,  OFI may use pricing  services approved  by  the  Board  of  Managers.  The  pricing  service  may  use
            "matrix"  comparisons  to the prices for  comparable  instruments on the basis of quality,  yield,  and maturity.  Other  special  factors may be involved  (such  as the  tax-exempt  status  of  the  interest  paid  by municipal  securities).  OFI will  monitor  the  accuracy of the pricing
            services.   That  monitoring  may  include  comparing  prices  used  for portfolio valuation to actual sales prices of selected securities.

            The  closing  prices  in  the  London  foreign   exchange  market  on  a
            particular  business day that are provided by a bank,  dealer or pricing service  that  OFI has  determined  to be  reliable  are  used to  value foreign currency,  including forward foreign currency contracts,  and to determine the U.S.  dollar value of securities  that are  denominated or quoted in foreign currency.

                       INDEPENDENT AUDITORS AND LEGAL COUNSEL
            Ernst & Young LLP serves as the  independent  auditors of the Fund.  Its principal business address is 5 Times Square, New York, NY  10036.

            Mayer,  Brown,  Rowe & Maw LLP, New York, New York, acts as Fund Counsel and Independent Manager Counsel.

                                     CUSTODIAN

            PFPC Trust  Company  (the  "Custodian")  serves as the  custodian of the
Fund's  assets,  and may  maintain  custody of the Fund's  assets with  domestic and
non-U.S.   subcustodians   (which  may  be  banks,   trust   companies,   securities
depositories and clearing  agencies)  approved by the Board.  Assets of the Fund are not held by OFI or Tremont or commingled  with the assets of other  accounts  except to the extent that  securities  are held in the name of a custodian  in a securities depository,  clearing  agency or omnibus  customer  account of such  custodian.  The
Custodian's  principal  business  address  is  400  Bellevue  Parkway,   Wilmington,
Delaware  19809.

                CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES
            As  of  March  31,  2004,  OFI  owned,   beneficially   and  of  record,
approximately  33.11% of the  Interests.  OFI is a corporation  organized  under the laws of Colorado and maintains its principal  office at Two World Financial  Center,
225 Liberty Street,  New York, New York 10281-1008.  Also as of that date,  Tremont, an affiliate of OFI, owned approximately  0.86% of the Interests.  OFI is indirectly wholly-owned  by MassMutual,  a mutual life insurance  company  organized  under the laws of the  Commonwealth  of  Massachusetts  and maintains its principal  office at
1295 State Street, Springfield, Massachusetts 01111.

            Interests  held by OFI alone or by OFI and Tremont  together  constitute more than 25% of the  Shares,  and so OFI and  Tremont  may be deemed to control the
Fund and  generally  would be in a  position  to  control  the  outcome of voting on matters as to which Members are entitled to vote.

            No other  person  owned,  beneficially  or of record,  5% or more of the outstanding Interests.

                              SUMMARY OF LLC AGREEMENT

            The  following  is a  summary  description  of  additional  items and of select provisions of the LLC Agreement that are not described  elsewhere in this SAI or in the Fund's  prospectus.  The  description  of such items and provisions is not definitive  and  reference  should be made to the complete text of the LLC Agreement contained in Appendix B to the prospectus.

LIABILITY OF MEMBERS

            Members in the Fund will be members  of a limited  liability  company as provided under  Delaware law.  Under  Delaware law and the LLC  Agreement,  a Member
will not be liable for the debts,  obligations  or liabilities of the Fund solely by reason of being a Member,  except that the Member may be  obligated  to make capital contributions  to the  Fund  pursuant  to the LLC  Agreement,  to  repay  any  funds wrongfully  distributed  to the Member.  A Member may be required to  contribute  to the Fund,  whether before or after the Fund's dissolution or after the Member ceases to be a Member,  such amounts as the Fund deems  necessary to meet the Fund's debts, obligations or liabilities  (not to exceed for any Member,  the aggregate  amount of any distributions,  amounts in connection with the repurchase of all or a portion of the Member's  interests and any other  amounts  received by the Member from the Fund during or after the fiscal year to which any debt,  obligation  or  liability of the
Fund is incurred).

DUTY OF CARE

            The LLC Agreement  provides  that neither the Managers,  OFI, or Tremont
(including  certain of their  affiliates,  among others) shall be liable to the Fund or any of the  Members for any loss or damage  occasioned  by any act or omission in the  performance  of their  respective  services  as such in the  absence of willful misfeasance,  bad faith,  gross  negligence  or reckless  disregard of their duties.
The LLC Agreement also contains  provisions for the  indemnification,  to the extent permitted by law, of the Managers by the Fund, but not by the Members  individually, against any  liability  and expense to which any of them may be liable  which arises in  connection  with the  performance  of their  activities on behalf of the Fund. A
Manager  will not be  personally  liable  to any  Member  for the  repayment  of any balance in such Member's capital account or for  contributions by such Member to the capital  of the Fund or by reason of any change in the  Federal or state  income tax laws  applicable  to the Fund or its  Members.  The  rights of  indemnification  and exculpation  provided under the LLC Agreement do not provide for  indemnification of a Manager for any  liability,  including  liability  under Federal  securities  laws which,  under certain  circumstances,  impose  liability even on persons that act in good faith, to the extent, but only to the extent, that such  indemnification  would be in violation of applicable law.

AMENDMENT OF THE LLC AGREEMENT

            The LLC Agreement may  generally be amended,  in whole or in part,  with the approval of the Board  (including  a majority of the  Independent  Managers,  if required by the  Investment  Company Act),  and without the approval of the Members, unless the approval of Members is required by the Investment  Company Act.  However, certain  amendments to the LLC Agreement  involving capital accounts and allocations thereto  may not be  made  without  the  written  consent  of any  Member  adversely affected  thereby or unless each Member has received written notice of the amendment and any Member objecting to the amendment has been allowed a reasonable  opportunity
(pursuant to any  procedures as may be prescribed by the Board) to tender its entire
Interest for repurchase by the Fund.

POWER OF ATTORNEY

            By purchasing  an Interest and by signing the LLC Agreement  (which each
Member will do by virtue of signing the Member  certification  form  attached to the prospectus  as Appendix  A), each Member will  appoint OFI and each of the  Managers his or her  attorney-in-fact  for  purposes  of  filing  required  certificates  and documents  relating  to the  formation  and  continuance  of the  Fund as a  limited
liability   company  under  Delaware  law  or  signing  all  instruments   effecting
authorized  changes  in the Fund or the LLC  Agreement  and  conveyances  and  other instruments deemed necessary to effect the dissolution or termination of the Fund.

            The  power-of-attorney  granted  in  the  LLC  Agreement  is  a  special power-of-attorney  coupled with an interest in favor of OFI and each of the Managers and as such is  irrevocable  and  continues  in effect  until  all of such  Member's
Interest has been  withdrawn  pursuant to a repurchase or redemption of the Interest or a transfer to one or more  transferees  that have been  approved by the Board for admission to the Fund as substitute Members.

TERM, DISSOLUTION AND LIQUIDATION

            The Fund will be dissolved:

o     upon the  affirmative  vote to dissolve the Fund by both (1) the Board and (2)
               Members  holding  at least  two-thirds  of the total  number of votes eligible to be cast by all Members;

o     upon the  expiration  of any  two-year  period that  commences  on the date on which  any  Member  has  submitted  a  written  notice  to  the  Fund requesting the repurchase of its entire Interest,  in accordance with the LLC  Agreement,  if the Fund  has not  repurchased  the  Member's
               Interest;

o     at the election of OFI;

o     upon the failure of Members to elect  successor  Managers at a meeting  called by OFI when no Manager  remains to continue the business of the Fund;
               or

o     as required by operation of law.

            Upon the  occurrence  of any  event of  dissolution,  the  Board or OFI, acting as liquidator under appointment by the Board (or another  liquidator,  if the
Board  does not  appoint  OFI to act as  liquidator  or is  unable to  perform  this function),  is charged with winding up the affairs of the Fund and  liquidating  its assets.  Net profits or net loss during the fiscal  period  including  the period of liquidation  will  be  allocated  as  described  in the  prospectus  under  "Capital
Accounts -- Allocation of Net Profits and Losses."

            Upon the  dissolution of the Fund, its assets are to be distributed  (1)
first to satisfy the debts,  liabilities  and  obligations  of the Fund,  other than debts to Members,  including actual or anticipated liquidation expenses, (2) next to satisfy debts,  liabilities  and obligations  owing to the Members,  (3) next to the
Special  Advisory  Member  to the  extent of any  balance  in the  Special  Advisory
Account after giving  effect to any  Incentive  Allocation to be made as of the date of  dissolution  of the Fund,  and (4)  finally to the  Members  proportionately  in accordance with the balances in their  respective  capital  accounts.  Assets may be distributed  in-kind on a pro rata basis if the Board or liquidator  determines that such a  distribution  would be in the  interests of the Members in  facilitating  an orderly liquidation.

VOTING

            Each  Member has the right to cast a number of votes  equal to the value of the Member's  capital  account at a meeting of Members  called by the Board or by
Members  holding  25% or more of the  total  number  of votes  eligible  to be cast.
Members  will  be  entitled  to  vote  on any  matter  on  which  shareholders  of a registered  investment company organized as a corporation would normally be entitled to vote,  including the election of Managers,  approval of the Fund's  agreement any investment  adviser of the Fund,  and  approval of the  Company's  auditors,  and on certain  other  matters,  to the extent that the  Investment  Company Act requires a vote of  Members  on any such  matters.  Except  for the  exercise  of their  voting privileges,  Members in their  capacity as such are not entitled to  participate  in the  management or control of the Fund's  business,  and may not act for or bind the
Fund.  The interest of the Special Advisory Member is non-voting.

REPORTS TO MEMBERS

            The Fund will  furnish to Members as soon as  practicable  after the end of each taxable year such  information  as is necessary for such Members to complete
Federal  and state  income  tax or  information  returns,  along  with any other tax information  required  by law.  The Fund will send to Members a  semi-annual  and an audited  annual  report within 60 days after the close of the period for which it is being made,  or as  otherwise  required by the  Investment  Company  Act.  Quarterly reports  from OFI or Tremont  regarding  the Fund's  operations  during  each fiscal quarter also will be sent to Members.

FISCAL YEAR

            For accounting  purposes,  the Fund's fiscal year is the 12-month period ending on March 31.

            For tax purposes,  the Fund intends to adopt the 12-month  period ending
December  31 of each year as its taxable  year.  However,  in certain  circumstances the Fund may be required to adopt a taxable  year ending on another  date. A taxable year ending on such other date may therefore be required  temporarily until the Fund has attracted  additional  investors with calendar years for tax purposes,  at which time the Fund may be eligible to change its taxable year-end to December 31.

                        FUND ADVERTISING AND SALES MATERIAL
            Advertisements and sales literature  relating to the Fund and reports to
Members may include quotations of investment  performance.  In these materials,  the
Fund's  performance  will  normally be portrayed as the net return to an investor in the  Fund  during  each  month  or  quarter  of  the  period  for  which  investment performance is being shown.  Cumulative  performance  and  year-to-date  performance computed  by  aggregating  quarterly  or  monthly  return  data  may  also be  used.
Investment  returns will be reported on a net basis, after all fees and expenses and the  Incentive  Allocation.  Other  methods  may also be used to portray  the Fund's investment performance.

            The Fund's investment  performance will vary from time to time, and past results are not necessarily representative of future results.

            Comparative performance  information,  as well as any published ratings, rankings and analyses,  reports and articles  discussing  the Fund, may also be used to  advertise  or  market  the  Fund,  including  data  and  materials  prepared  by recognized  sources of such  information.  Such information may include  comparisons of the  Fund's  investment  performance  to the  performance  of  recognized  market indices  and  indices,  including  but not  limited to the  CSFB/Tremont  Hedge Fund
Index, an index prepared in part by Tremont  Advisers,  Inc. an affiliate of OFI and
Tremont.  Comparisons  may also be made to economic  and  financial  trends and data that may be relevant for investors to consider in  determining  whether to invest in the Fund.

                   NO LETTER OF INTENT; NO RIGHT OF ACCUMULATION

            Effective May __, 2004, the Fund ceased to honor Letters of Intent.

            Also  effective  May  __,  2004,  the  Fund  ceased  to make  Rights  of
Accumulation  available  to Members.  Existing  Members who  properly  notified  the
Fund, on or before that date,  may still continue to acquire  Interests  pursuant to such Right of Accumulation.  If you are such a Member, the following applies to you.

            To  qualify  for the  lower  sales  charge  rates  that  apply to larger investments in the Fund, you and your spouse can add together:

o     Interests  in the Fund you purchase for your  individual  accounts  (including
               IRAs),  or for  your  joint  accounts,  or  for  trust  or  custodial accounts on behalf of your children who are minors, and
o     Current  investments  in the Fund to reduce the sales charge rate that applies to current purchases of Interests in the Fund, and
o     Interests  of the Fund you  previously  purchased  subject to a sales  charge, provided that you still hold that investment.

            A fiduciary  can count all Interests  purchased  for a trust,  estate or other fiduciary  account that has multiple  accounts.  To determine the sales charge rate that applies,  the Distributor will add, to the gross amount of the purchase to be held in escrow pending  investment in the Fund:  (1) net amounts  already held in escrow  pending  investment in the Fund,  (2) Interests  purchased on first business day of  the  current  month,  and  (3)  all  other  Interests  previously  purchased
(determined  as of the most recent  valuation  date).  The reduced sales charge will apply only to the current purchase.

            As stated  above,  the Fund  ceased  making  such Right of  Accumulation available  to  Members  who have not yet  notified  the Fund about  their  desire to participate.

                                FINANCIAL STATEMENTS

The Fund's audited financial statements for the year ended March 31, 2004 immediately follow.

                                     APPENDIX A

                                 Sales Load Waivers

In certain cases, the initial sales load that applies to purchases of Interests may be waived in recognition of the realization of the economies of sales efforts by
OppenheimerFunds Distributor, Inc. ("OFDI"), or by dealers or other financial institutions that offer Interests to certain classes of investors.

For the purposes of some of the waivers described below and as described in the prospectus, the term "Retirement Plan" refers to the following types of plans:

(1)   plans qualified under Sections 401(a) or 401(k) of the Internal Revenue Code,
(2)   non-qualified deferred compensation plans,
(3)   employee benefit plans1
(4)   Group Retirement Plans2
(5)   403(b)(7) custodial plan accounts
(6)   Individual Retirement Accounts ("IRAs"), including traditional IRAs, Roth

         IRAs, SEP-IRAs, SARSEPs or SIMPLE plans

The interpretation of these provisions as to the applicability of a waiver in a particular case is in the sole discretion of OFDI.  These waivers may be amended or terminated at any time by the Fund, OFDI, and/or OppenheimerFunds, Inc. ("OFI").
Waivers must be requested by the investor and/or the investor's broker or dealer at the time of purchase.

--------------

1.    An "employee benefit plan" means any plan or arrangement, whether or not it is "qualified" under the Internal Revenue Code, under which Interests are purchased by a fiduciary or other administrator for the account of participants who are employees of a single employer or of affiliated employers. These may include, for example, medical savings accounts, payroll deduction plans or similar plans. The fund accounts must be registered in the name of the fiduciary or administrator purchasing the shares for the benefit of participants in the plan.
2.    The term "Group Retirement Plan" means any qualified or non-qualified retirement plan for employees of a corporation or sole proprietorship, members and employees of a partnership or association or other organized group of persons (the members of which may include other groups), if the group has made special arrangements with OFDI and all members of the group participating in (or who are eligible to participate in) the plan to purchase Interests through a single investment dealer, broker or other financial institution designated by the group. Such plans include 457 plans, SEP-IRAs, SARSEPs, SIMPLE plans and
   403(b) plans other than plans for public school employees. The term "Group
   Retirement Plan" also includes qualified retirement plans and non-qualified deferred compensation plans and IRAs that purchase Interests through a single investment dealer, broker or other financial institution that has made special arrangements with OFDI enabling those plans to purchase Interests.

                             II. Waivers of Sales Load

A.  Waivers of Sales Load for Certain Purchasers.

Interests purchased by the following investors are not subject to any sales load
(and no commissions to brokers or dealers are paid by OFDI on such purchases):

|_|   OFI or its affiliates.

|_|   Present or former officers, directors, trustees and employees (and their
         "immediate families") of the Fund, OFI and its affiliates, and retirement plans established by them for their employees. The term "immediate family"
         refers to one's spouse, children, grandchildren, grandparents, parents, parents-in-law, brothers and sisters, sons- and daughters-in-law, a sibling's spouse, a spouse's siblings, aunts, uncles, nieces and nephews;
         relatives by virtue of a remarriage (step-children, step-parents, etc.)
         are included.

|_|   Registered management investment companies, or separate accounts of insurance companies having an agreement with OFI or OFDI for that purpose.
|_|   Dealers or brokers that have a sales agreement with OFDI, if they purchase
         Interests for their own accounts or for retirement plans for their employees.
|_|   Employees and registered representatives (and their spouses) of dealers or brokers described above or financial institutions that have entered into sales arrangements with such dealers or brokers (and which are identified as such to OFDI) or with OFDI. The purchaser must certify to OFDI at the time of purchase that the purchase is for the purchaser's own account (or for the benefit of such employee's spouse or minor children).
|_|   Dealers, brokers, banks or registered investment advisers that have entered into an agreement with OFDI providing specifically for the use of Interests in particular investment products made available to their clients. Those clients may be charged a transaction fee by their dealer, broker, bank or adviser for the purchase or sale of Interests.

|_|   Investment advisers and financial planners who have entered into an agreement for this purpose with OFDI and who charge an advisory, consulting or other fee for their services and buy Interests for their own accounts or the accounts of their clients.
      "Rabbi trusts" that buy Interests for their own accounts, if the purchases are made through a broker or agent or other financial intermediary that has made special arrangements with OFDI for those purchases.

|_|   Clients of investment advisers or financial planners (who have entered into an agreement for this purpose with OFDI) who buy Interests for their own accounts may also purchase Interests without a sales load but only if their accounts are linked to a master account of their investment adviser or financial planner on the books and records of the broker, agent or financial intermediary with which OFDI has made such special arrangements
         . Each of these investors may be charged a fee by the broker, agent or financial intermediary for purchasing Interests.
|_|   Directors, trustees, officers or full-time employees of OpCap Advisers or its affiliates, their relatives or any trust, pension, profit sharing or other benefit plan which beneficially owns Interests for those persons.
|_|   Accounts for which Oppenheimer Capital (or its successor) is the investment adviser (OFDI must be advised of this arrangement) and persons who are directors or trustees of the company or trust which is the beneficial owner of such accounts.
|_|   A unit investment trust that has entered into an appropriate agreement with
         OFDI.
|_|   Dealers, brokers, banks, or registered investment advisers that have entered into an agreement with OFDI to sell Interests to defined contribution employee retirement plans for which the dealer, broker or investment adviser provides administration services.
|_|   Retirement Plans and deferred compensation plans and trusts used to fund those plans (including, for example, plans qualified or created under sections 401(a), 401(k), 403(b) or 457 of the Internal Revenue Code), in
         each case if those purchases are made through a broker, agent or other financial intermediary that has made special arrangements with OFDI for those purchases.

B.  Waivers of Sales Load in Certain Transactions.

Interests issued or purchased in the following transactions are not subject to sales loads (and no commissions to brokers or dealers are paid by OFDI on such purchases):

|_|   Interests issued in plans of reorganization, such as mergers, asset acquisitions and exchange offers, to which the Fund is a party.
|_|   Interests purchased by the reinvestment of distributions reinvested from the
         Fund.
|_|   Interests purchased through a broker-dealer that has entered into a special agreement with OFDI to allow the broker's customers to purchase and pay for Interests using the proceeds of shares redeemed in the prior 30 days from a mutual fund (other than a fund managed by OFI or any of its subsidiaries) on which an initial sales charge was paid. This waiver must be requested when the purchase order is placed for Interests, and OFDI may require evidence of qualification for this waiver.
|_|   Interests purchased with the proceeds of maturing principal units of any
         Qualified Unit Investment Liquid Trust Series.
|_|   Interests purchased by the reinvestment of loan repayments by a participant in a Retirement Plan for which OFI or an affiliate acts as sponsor.

--------------------------------------------------------------------------------
10    The calculation of a particular exempt organization's UBTI would also be affected if it incurs indebtedness to finance its investment in the Fund.
An exempt organization is required to make estimated tax payments with respect to its UBTI.
11    Certain exempt organizations which realize UBTI in a taxable year will not constitute "qualified organizations" for purposes of Section
514(c)(9)(B)(vi)(I) of the Code, pursuant to which, in limited circumstances, income from certain real estate partnerships in which such organizations invest might be treated as exempt from UBTI.  A prospective tax-exempt Member should consult its tax adviser in this regard.
12    New York State (but not New York City) generally exempts from corporate franchise tax a non-New York corporation which (i) does not actually or constructively own a 1% or greater limited partnership interest in a partnership doing business in New York and (ii) has a tax basis in such limited partnership interest not greater than $1 million.

                  OPPENHEIMER TREMONT OPPORTUNITY FUND, LLC

                                   FORM N-2

                                    PART C
                              OTHER INFORMATION

Item 24.    Financial Statements and Exhibits
---------------------------------------------

      Financial Statements:

            Part A:  Financial Highlights.

            Part B: Report of  Independent  Auditors,  Statement of Assets and
            Liabilities, Notes to Financial Statements.  Filed herewith.

      Exhibits:

(a)   (i)      Certificate of Formation of the  Registrant:  Previously  filed with  Registrant's  initial  registration  statement  (Reg. No.
               333-71716, 10/17/01), and incorporated herein by reference).

               (ii) Limited  Liability  Company  Agreement of the Registrant -
               Previously  filed  with   Pre-Effective   Amendment  No.  1  to
               Registrant's   Registration   Statement  (Reg.  No.  333-71716,
               12/7/01) and incorporated herein by reference.

            Not applicable.

            Not applicable.

            Not applicable.

            Not applicable.

            Not applicable.

            (i) Investment Advisory Agreement - Previously filed with
                  Pre-Effective  Amendment No. 1 to Registrant's  Registration
               Statement  (Reg.  No.  333-71716,   12/7/01)  and  incorporated
               herein by reference.

               (ii)     Investment  Sub-Advisory  Agreement - Previously filed
               with   Pre-Effective    Amendment   No.   1   to   Registrant's
               Registration  Statement  (Reg.  No.  333-71716,   12/7/01)  and
               incorporated herein by reference.

            (i) Distributor's  Agreement - Previously filed with Pre-Effective
               Amendment No. 1 to  Registrant's  Registration  Statement (Reg.
               No. 333-71716, 12/7/01) and incorporated herein by reference.

               (ii)     Form of  Selling  Agreement  between  OppenheimerFunds
               Distributor,  Inc. and selected dealers - Previously filed with
               Pre-Effective  Amendment  No.  1 to  Registrant's  Registration
               Statement  (Reg.  No.  333-71716,   12/7/01)  and  incorporated
               herein by reference.

            Not applicable.

            Custody Agreement - Previously filed with Pre-Effective  Amendment
               No.  1  to  Registrant's   Registration   Statement  (Reg.  No.
               333-71716, 12/7/01) and incorporated herein by reference.

            (i)   Escrow  Agreement  -  Previously  filed  with  Pre-Effective
               Amendment No. 1 to  Registrant's  Registration  Statement (Reg.
               No. 333-71716, 12/7/01) and incorporated herein by reference.

               (ii)   Administration   Agreement  -   Previously   filed  with
               Pre-Effective  Amendment  No.  1 to  Registrant's  Registration
               Statement  (Reg.  No.  333-71716,   12/7/01)  and  incorporated
               herein by reference.

               (iii)     Form of Investor  Servicing  Agreement  -  Previously
               filed  with  Pre-Effective  Amendment  No.  1  to  Registrant's
               Registration  Statement  (Reg.  No.  333-71716,   12/7/01)  and
               incorporated herein by reference.

               (iv)  Fund  and  Investor   Accounting   Services  Agreement  -
               Previously  filed  with   Pre-Effective   Amendment  No.  1  to
               Registrant's   Registration   Statement  (Reg.  No.  333-71716,
               12/7/01) and incorporated herein by reference.

               (v)      Representation   by   OppenheimerFunds,   Inc.:  Filed
               herewith.

            Opinion and Consent of Schulte Roth & Zabel LLP.  Previously
                  filed with  Pre-Effective  Amendment  No. 2 to  Registrant's
               Registration  Statement  (Reg.  No.  333-71716,   12/7/01)  and
               incorporated herein by reference.

(m)   Not applicable.

(n)   (i)  Opinion  and  Consent of Schulte  Roth & Zabel LLP on tax  matters.
               Previously  filed  with   Pre-Effective   Amendment  No.  2  to
               Registrant's   Registration   Statement  (Reg.  No.  333-71716,
               12/7/01) and incorporated herein by reference.

               (ii)     Consent  of Ernst & Young as  Independent  Auditors  -
               Filed herewith.

            Not applicable.

(p)   Agreement  Regarding  Provision of Initial  Capital -  Previously  filed
               with   Pre-Effective    Amendment   No.   1   to   Registrant's
               Registration  Statement  (Reg.  No.  333-71716,   12/7/01)  and
               incorporated herein by reference.

            Not applicable.

            (i)   Code of Ethics of the Oppenheimer  Funds dated March 1, 2000 under  Rule  17j-1  of the  Investment  Company  Act  of  1940;
               previously  filed with the Initial  Registration  Statement  of
               Oppenheimer  Emerging  Growth Fund (Reg. No.  333-44176)  dated
               August 21, 2000 is incorporated herein by reference.

Item 25.    Marketing Arrangements
----------------------------------

      Not applicable.

Item 26.    Other Expenses of Issuance and Distribution
-------------------------------------------------------

      Registration fees     $[     ]
      Legal fees             [     ]
      NASD fees              [     ]
      Blue Sky fees          [     ]
      Accounting fees        [     ]
      Printing               [     ]
      Miscellaneous          [     ]
                             -------

            Total           $[     ]

Item 27.    Persons Controlled by or Under Common Control with the Registrant
-----------------------------------------------------------------------------

      None.

Item 28.    Number of Holders of Securities
-------------------------------------------

      As of August 21,  2003,  the  number of record  holders of each class of securities of the registrant, is shown below:

                         (1)                             (2)
                    Title of Class             Number of Recordholders
                    --------------             -----------------------

              Limited liability company                   1
                      interests

Item 29.    Indemnification
---------------------------

      Reference  is made in the  provisions  of  Section 3.7  of  Registrant's limited  liability  company  agreement  filed as Appendix C to the  prospectus
contained  in  this  Registration   Statement,   and  incorporated  herein  by
reference.

      Insofar as indemnification  for liabilities arising under the Securities
Act of 1933 may be permitted to Managers,  officers and controlling persons of
Registrant pursuant to the foregoing  provisions or otherwise,  Registrant has been advised  that in the opinion of the  Securities  and Exchange  Commission such  indemnification  is against public policy as expressed in the Securities
Act of 1933 and is,  therefore,  unenforceable.  In the event that a claim for
indemnification   against  such   liabilities   (other  than  the  payment  by
Registrant of expenses  incurred or paid by a Manager,  officer or controlling person  of  Registrant  in the  successful  defense  of any  action,  suit  or proceeding)  is  asserted  by such  Manager,  officer or  controlling  person,
Registrant  will,  unless in the  opinion of its  counsel  the matter has been
settled  by   controlling   precedent,   submit  to  a  court  of  appropriate
jurisdiction  the  question  whether  such  indemnification  by it is  against public policy as expressed in the  Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 30.    Business and Other Connections of the Investment Adviser
--------------------------------------------------------------------

(a)   OppenheimerFunds,  Inc. is the investment adviser of the Registrant;  it and certain  subsidiaries  and affiliates act in the same capacity to
         other  investment  companies,   including  without  limitation  those
         described in Parts A and B hereof and listed in Item 30(b) below.

(b)   There  is  set  forth  below  information  as  to  any  other  business, profession,  vocation or employment of a substantial  nature in which each  officer and  director of  OppenheimerFunds,  Inc. is, or at any time during the past two fiscal  years has been,  engaged for his/her own  account  or in the  capacity  of  director,  officer,  employee, partner or trustee.

---------------------------------------------------------------------------------
Name  and   Current   Position
with OppenheimerFunds, Inc.    Other Business and Connections During the Past
                               Two Years
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Timothy L. Abbuhl,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Robert Agan,                   Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.,  Shareholder Financial Services,  Inc., OFI
                               Private  Investments,  Inc. and Centennial  Asset
                               Management Corporation;  Senior Vice President of
                               Shareholders Services, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Erik Anderson,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Janette Aprilante,             Secretary     (since     December    2001)    of:
Vice President & Secretary     OppenheimerFunds  Distributor,  Inc.,  Centennial
                               Asset   Management    Corporation,    Oppenheimer
                               Partnership  Holdings,   Inc.,  Oppenheimer  Real
                               Asset  Management,  Inc.,  Shareholder  Financial
                               Services,  Inc.,  Shareholder Services,  Inc. and
                               OppenheimerFunds   Legacy   Program.    Secretary
                               (since   June   2003)   of:   HarbourView   Asset
                               Management Corporation,  OFI Private Investments,
                               Inc.  and  OFI  Institutional  Asset  Management,
                               Inc.  Assistant  Secretary  (since December 2001)
                               of OFI Trust Company.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Hany S. Ayad,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Robert Baker,                  None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Michael Banta,            None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joanne Bardell,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kevin Baum,                    None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jeff Baumgartner,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Connie Bechtolt,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Lalit K. Behal                 Assistant    Secretary   of   HarbourView   Asset
Assistant Vice President       Management Corporation.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kathleen Beichert,             Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Gerald Bellamy,                Assistant  Vice  President  of OFI  Institutional
Assistant Vice President       Asset Management, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Erik S. Berg,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Victoria Best,                 Vice   President  of  OFI   Institutional   Asset
Vice President                 Management, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rajeev Bhaman,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Craig Billings,                Formerly  President of Lorac  Technologies,  Inc.
Assistant Vice President       (June 1997-July 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark Binning,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Robert J. Bishop,              Treasurer     (since     October     2003)     of
Vice President                 OppenheimerFunds     Distributor,     Inc.    and
                               Centennial Asset Management Corporation.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Tracey Blinzer,                Assistant  Vice  President  of   OppenheimerFunds
Vice President                 Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John R. Blomfield,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Lisa I. Bloomberg,             Formerly   First  Vice  President  and  Associate
Vice President & Associate     General  Counsel of UBS  Financial  Services Inc.
Counsel                        (May 1999-May 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Veronika Boesch,               None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Chad Boll,                     None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Antulio N. Bomfim,             A  senior  economist  with  the  Federal  Reserve
Vice President                 Board (June 1992-October 2003).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Bonomo,                 None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Michelle Borre Massick,        None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John Boydell,                  None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Michael Bromberg,              None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lowell Scott Brooks,           Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joan Brunelle,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard Buckmaster,            None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Paul Burke,                    None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Mark Burns,                    None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Bruce Burroughs,               None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Claudia Calich,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jeoffrey Caan,                 Formerly  Vice  President  of ABN AMRO  NA,  Inc.
Vice President                 (June  2002 - August  2003);  Vice  President  of
                               Zurich Scudder  Investments  (January 1999 - June
                               2002)

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Catherine Carroll,             None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Debra Casey,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brett Clark,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
H.C. Digby Clements,           None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Peter V. Cocuzza,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Susan Cornwell,                Vice  President of  Centennial  Asset  Management
Vice President                 Corporation and Shareholder  Financial  Services,
                               Inc.;   Senior  Vice   President  of  Shareholder
                               Services, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott Cottier,                 None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Laura Coulston,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Julie C. Cusker,               None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
George Curry,                  None.
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John Damian,                   None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John M. Davis,                 Assistant  Vice  President  of   OppenheimerFunds
Assistant Vice President       Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Craig P. Dinsell,              None
Executive Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Randall C. Dishmon,            None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rebecca K. Dolan               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Steven D. Dombrower,           Senior    Vice    President    of   OFI   Private
Vice President                 Investments,     Inc.;    Vice    President    of

                               OppenheimerFunds Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas Doyle,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bruce C. Dunbar,               None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard Edmiston,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Daniel R. Engstrom,            None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James Robert Erven             Formerly  an  Assistant   Vice   President/Senior
Assistant Vice President       Trader with Morgan Stanley Investment  Management
                               (1999-April 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
George R. Evans,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Edward N. Everett,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kathy Faber,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David Falicia,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott T. Farrar,               Vice President of OFI Private Investments, Inc.
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Emmanuel Ferreira,             Formerly  a  portfolio   manager   with   Lashire
Vice President                 Investments (July 1999-December 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Ronald H. Fielding,            Vice President of  OppenheimerFunds  Distributor,
Senior Vice President;         Inc.;  Director of ICI Mutual Insurance  Company;
Chairman: Rochester Division   Governor of St. John's  College;  Chairman of the
                               Board of  Directors  of  International  Museum of
                               Photography at George Eastman House.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Brian Finley,                  None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John E. Forrest,               Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jordan Hayes Foster,           Vice   President  of  OFI   Institutional   Asset
Vice President                 Management, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
P. Lyman Foster,               Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David Foxhoven,                Assistant  Vice  President  of   OppenheimerFunds
Assistant Vice President       Legacy Program.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Colleen M. Franca,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Dominic Freud,                 Formerly,   a   Partner   and   European   Equity
Vice President                 Portfolio  manager  at  SLS  Management  (January
                               2002-February  2003)  prior  to which he was head
                               of  the  European   equities  desk  and  managing
                               director at SG Cowen (May 1994-January 2002).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Dan Gagliardo,                 None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Hazem Gamal,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dan P. Gangemi,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Subrata Ghose,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Charles W. Gilbert,            None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Alan C. Gilston,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jill E. Glazerman,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mike Goldverg,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Bejamin J. Gord,               Vice  President of HarbourView  Asset  Management
Vice President                 Corporation  and  of  OFI   Institutional   Asset

                               Management,   Inc.  Formerly  Executive  Director
                               with  Miller  Anderson  Sherrerd,  a division  of
                               Morgan  Stanley  Investment  Management.   (April
                               1992-March 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Laura Granger,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Robert B. Grill,               None
Senior Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Gwynn,                  None
Vice President: Rochester
                                    Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Haley,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Marilyn Hall,                  None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Ping Han,                      None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kelly Haney,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steve Hauenstein,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas B. Hayes,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dennis Hess,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dorothy F. Hirshman,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Daniel Hoelscher,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Edward Hrybenko,               Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott T. Huebl,                Assistant  Vice  President  of   OppenheimerFunds
Vice President                 Legacy Program.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Margaret Hui,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John Huttlin,                  Senior   Vice   President    (Director   of   the
Vice President                 International  Division)  (since January 2004) of
                               OFI   Institutional   Asset   Management,   Inc.;
                               Director  (since  June 2003) of  OppenheimerFunds
                               (Asia) Limited

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James G. Hyland,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steve P. Ilnitzki,             None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Bridget Ireland,               Vice   President    (since   January   2004)   of
Vice President                 OppenheimerFunds   Distributor   Inc.   Formerly,
                               Director  of  INVESCO  Distributors  Inc.  (April
                               2000-December 2003).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Kathleen T. Ives,              Vice   President  and   Assistant   Secretary  of
Vice President and Assistant   OppenheimerFunds     Distributor,     Inc.    and
Secretary                      Shareholder  Services,  Inc.; Assistant Secretary
                               of  Centennial  Asset   Management   Corporation,
                               OppenheimerFunds  Legacy Program and  Shareholder
                               Financial Services, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

William Jaume,                 Senior  Vice  President  of   HarbourView   Asset
Vice President                 Management   Corporation  and  OFI  Institutional
                               Asset  Management,  Inc.;  Director  of OFI Trust
                               Company.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Frank V. Jennings,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Jennings,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Michael Johnson,          Formerly       Vice       President,       Senior
Assistant Vice President       Analyst/Portfolio   Manager  at  Aladdin  Capital
                               Holdings Inc. (February 2001-May 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Charles Kandilis,              Formerly  managing  director of Kandilis  Capital
Assistant Vice President       Management (September 1993-August 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jennifer E. Kane,              None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lynn O. Keeshan,               Assistant  Treasurer of  OppenheimerFunds  Legacy
Senior Vice President          Program
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas W. Keffer,              None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Cristina J. Keller,            Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Keogh,                 Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Walter G. Konops,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James Kourkoulakos,            None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian Kramer,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Lisa Lamentino,                None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Tracey Lange,                  Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John Latino,                   Formerly a Senior  Trader/Portfolio  Engineer  at
Assistant Vice President       Jacobs Levy Equity  Management (June  1996-August
                               2002).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Kristina Lawrence,             Formerly     Assistant    Vice    President    of
Vice President                 OppenheimerFunds,   Inc.   (November   2002-March
                               2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Guy E. Leaf,                   Formerly  a  Vice   President  of  Merrill  Lynch
Vice President                 (January 2000-September 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christopher M. Leavy,          None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Dina C. Lee,                   Formerly    (until   December   2003)   Assistant
Assistant Vice President &     Secretary of OppenheimerFunds Legacy Program.
Assistant Counsel

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Randy Legg,                    Formerly   an   associate    with   Dechert   LLP
Assistant Vice President &     (September 1998-January 2004).
Assistant Counsel

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Dana Lehrer,                   Assistant Secretary of Oppenheimer Legacy Program
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Laura Leitzinger,              Senior Vice  President of  Shareholder  Services,
Vice President                 Inc.;  Vice  President of  Shareholder  Financial
                               Services, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael S. Levine,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Gang Li,                       None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Shanquan Li,                   None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mitchell J. Lindauer,          None
Vice President & Assistant
General Counsel
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bill Linden,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Malissa B. Lischin,            Assistant  Vice  President  of   OppenheimerFunds
Assistant Vice President       Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David P. Lolli,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Daniel G. Loughran             None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Patricia Lovett,               Vice   President   of    Shareholder    Financial
Vice President                 Services,  Inc.  and  Senior  Vice  President  of
                               Shareholder Services, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Dongyan Ma,                    Formerly  an  Assistant   Vice   President   with
Assistant Vice President       Standish   Mellon   Asset   Management   (October
                               2001-October 2003).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steve Macchia,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Michael Magee,                 Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jerry Mandzij,                 None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Angelo G. Manioudakis          Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management  Corporation and of OFI  Institutional
                               Asset   Management,   Inc.   Formerly   Executive
                               Director  and   portfolio   manager  for  Miller,
                               Anderson  &   Sherrerd,   a  division  of  Morgan
                               Stanley Investment  Management (August 1993-April
                               2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
LuAnn Mascia,                  Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Susan Mattisinko,              Assistant  Secretary  (as  of  January  2004)  of
Vice President                 HarbourView    Asset   Management    Corporation,
                               OppenheimerFunds   Legacy  Program,  OFI  Private
                               Investments,  Inc.  and OFI  Institutional  Asset
                               Management,  Inc. Formerly an Associate at Sidley
                               Austin Brown and Wood LLP (1995 - October 2003).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Elizabeth McCormack,           Assistant    Secretary   of   HarbourView   Asset
Assistant Vice President       Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joseph McGovern,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Charles L. McKenzie,           As  of  May  2003:   Chief   Executive   Officer,
Senior Vice President          President,  Senior Managing Director and Director
                               of HarbourView  Asset Management  Corporation and
                               OFI   Institutional   Asset   Management,   Inc.;
                               President,   Chairman  and  Director  of  Trinity
                               Investment Management Corporation

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Andrew J. Mika,                None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joy Milan,                     None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Nikolaos D. Monoyios,          None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Charles Moon,                  Vice  President of HarbourView  Asset  Management
Vice President                 Corporation  and  of  OFI   Institutional   Asset
                               Management,  Inc. Formerly an Executive  Director
                               and  Portfolio  Manager  with  Miller  Anderson &
                               Sherrerd,    a   division   of   Morgan   Stanley
                               Investment Management (June 1999-March 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John Murphy,                   Director of OppenheimerFunds  Distributor,  Inc.,
Chairman, President, Chief     Centennial    Asset    Management    Corporation,
Executive Officer & Director   HarbourView  Asset  Management  Corporation,  OFI
                               Private  Investments,   Inc.,  OFI  Institutional
                               Asset   Management,    Inc.,    Tremont   Capital
                               Management,    Inc.   and   Trinity   Investments
                               Management Corporation;  President and Management
                               Director  of   Oppenheimer   Acquisition   Corp.;
                               President    and    Director    of    Oppenheimer
                               Partnership  Holdings,   Inc.,  Oppenheimer  Real
                               Asset Management,  Inc.; Chairman and Director of
                               Shareholder   Financial   Services,    Inc.   and
                               Shareholder   Services,   Inc.;   Executive  Vice
                               President of MassMutual  Life Insurance  Company;
                               director of DLB Acquisition Corp.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kevin Murray,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas J. Murray,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kenneth Nadler,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christina Nasta,               Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard Nichols,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
William Norman,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John O'Hare,                   Formerly  Executive  Vice President and Portfolio
Vice President                 Manager  (June 2000 - August 2003) and  Portfolio
                               Manager and Senior Vice President  (August 1997 -
                               June 2000) at Geneva Capital Management, Ltd.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Lerae A. Palumbo,              None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David P. Pellegrino,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Allison C. Pells,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Susan Pergament,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian Petersen,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

David Pfeffer,                 Formerly,  Director and Chief  Financial  Officer
Senior Vice President and      at   Citigroup   Asset    Management    (February
Chief Financial Officer        2000-February 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James F. Phillips,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Gary Pilc,                     None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Peter E. Pisapia,              Formerly,  Associate  Counsel at SunAmerica Asset
Assistant Vice President &     Management Corp. (December 2000-December 2002).
Assistant Counsel

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Raghaw Prasad,                 None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jane C. Putnam,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael E. Quinn,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Julie S. Radtke,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Norma J. Rapini,               None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian N. Reid,                 Formerly an Assistant  Vice  President with Eaton
Assistant Vice President       Vance Management (January 2000-January 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Marc Reinganum,                Formerly  (until  August  2002)  Vaughn  Rauscher
Vice President                 Chair  in  Financial  Investments  and  Director,
                               Finance    Institute   of   Southern    Methodist
                               University, Texas.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jill Reiter,                   None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kristina Richardson,           None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Claire Ring,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David Robertson,               Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Antoinette Rodriguez,          None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Stacey Roode,                  Formerly,   Assistant  Vice  President  of  Human
Vice President                 Resources of OFI (200-July 2002)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jeffrey S. Rosen,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Stacy Roth,                    None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James H. Ruff,                 President   and   Director  of   OppenheimerFunds
Executive Vice President       Distributor,    Inc.   and    Centennial    Asset
                               Management Corporation;  Executive Vice President
                               of OFI Private Investments, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Andrew Ruotolo,                Vice   Chairman,   Treasurer,   Chief   Financial
Executive Vice President and   Officer and  Management  Director of  Oppenheimer
Director                       Acquisition  Corp.;  President  and  Director  of

                               Shareholder   Services,   Inc.  and   Shareholder
                               Financial  Services,  Inc.;  Director  of Trinity
                               Investment  Management  Corporation;  Chairman of
                               the Board,  Chief  Executive  Officer,  President
                               and Director of OFI Trust Company.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Kim Russomanno,                None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Rohit Sah,                     None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Valerie Sanders,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Karen Sandler,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Tricia Scarlata,               Formerly,  Marketing Manager of OppenheimerFunds,
Vice President                 Inc. (April 2001-August 2002).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Rudi Schadt,                   Formerly  a   consultant   for  Arthur   Andersen
Assistant Vice President       (August 2001-February 2002).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Ellen P. Schoenfeld,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Maria Schulte,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott A. Schwegel,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Allan P. Sedmak                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jennifer L. Sexton,            Senior    Vice    President    of   OFI   Private
Vice President                 Investments, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Martha A. Shapiro,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Navin Sharma,                  Formerly,  Manager  at BNP  Paribas  Cooper  Neff
Vice President                 Advisors (May 2001-April 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Steven J. Sheerin,             None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bonnie Sherman,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David C. Sitgreaves,           None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Edward James Sivigny           Formerly  a  Director  for  ABN  AMRO  Securities
Assistant Vice President       (July 2001-July 2002).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Enrique H. Smith,              None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Louis Sortino,                 None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Keith J. Spencer,              None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Marco Antonio Spinar,          None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard A. Stein,              None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
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Arthur P. Steinmetz,           Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management Corporation.
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Jennifer Stevens,              None
Assistant Vice President
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Gregory J. Stitt,              None
Vice President
---------------------------------------------------------------------------------
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John P. Stoma,                 Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
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Michael Stricker,              Vice President of Shareholder Services, Inc.
Vice President
---------------------------------------------------------------------------------
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Deborah A. Sullivan,           Secretary  (since  December  2001)  of OFI  Trust
Assistant Vice President,      Company.
Assistant Counsel

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Mary Sullivan,                 None
Assistant Vice President
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Michael Sussman,               Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
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Susan B. Switzer,              None
Vice President
---------------------------------------------------------------------------------
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Martin Telles,                 Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
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Paul Temple,                   Formerly  a  Vice   President  of  Merrill  Lynch
Vice President                 (October 2001-January 2002).
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Jeaneen Terrio,                None
Assistant Vice President

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Vincent Toner,                 None
Assistant Vice President
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Eamon Tubridy,                 None
Assistant Vice President
---------------------------------------------------------------------------------
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Keith Tucker,                  None
Assistant Vice President
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James F. Turner,               Formerly   portfolio   manager   for   Technology
Vice President                 Crossover Ventures (May 2000-March 2001).
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Tane Tyler,                    Formerly Vice  President  and  Assistant  General
Vice President and Associate   Counsel at INVESCO Funds Group,  Inc.  (September
Counsel                        1991 - December 2003)

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Cameron Ullyat,                None
Assistant Vice President
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Angela Utaro,                  None
Assistant Vice President:
Rochester Division
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---------------------------------------------------------------------------------

Mark S. Vandehey,              Vice President of  OppenheimerFunds  Distributor,
Senior Vice President and      Inc.,  Centennial  Asset  Management  Corporation
Chief Compliance Officer       and Shareholder  Services,  Inc.  Formerly (until
                               March 2004) Vice  President of  OppenheimerFunds,
                               Inc.

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Maureen Van Norstrand,         None
Vice President
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Rene Vecka,                    Formerly Vice President of Shareholder  Services,
Assistant Vice President,      Inc. (September 2000-July 2003).
Rochester Division

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Vincent Vermette,              Vice President of  OppenheimerFunds  Distributor,
Assistant Vice President       Inc.

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Phillip F. Vottiero,           None
Vice President
---------------------------------------------------------------------------------
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Lisa Walsh,                    None
Assistant Vice President

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Patricia Walters,              None
Assistant Vice President

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Teresa M. Ward,                Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
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Jerry A. Webman,               Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management Corporation.
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Christopher D. Weiler,         None
Vice President: Rochester
Division

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Barry D. Weiss,                Vice  President of HarbourView  Asset  Management
Vice President                 Corporation
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Melissa Lynn Weiss,            Formerly an Associate  at Hoguet  Newman & Regal,
Vice President                 LLP (January 1998-May 2002).
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Christine Wells,               None
Vice President
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Joseph J. Welsh,               Vice  President of HarbourView  Asset  Management
Vice President                 Corporation.
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Diederick Wermolder,           Director of  OppenheimerFunds  International Ltd.
Senior Vice President          and  OppenheimerFunds  plc; Senior Vice President
                               (Managing    Director   of   the    International
                               Division) of OFI Institutional  Asset Management,
                               Inc.;   Director   of   OppenheimerFunds   (Asia)
                               Limited.

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Catherine M. White,            Assistant  Vice  President  of   OppenheimerFunds
Assistant Vice President       Distributor,   Inc.;   member  of  the   American

                               Society of Pension Actuaries (ASPA) since 1995.
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Annabel Whiting,               None
Assistant Vice President

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William L. Wilby,              Formerly  Senior Vice  President  of  HarbourView
Senior Vice President          Asset   Management   Corporation  (May  1999-July
                               2002).
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Donna M. Winn,                 President,  Chief Executive  Officer and Director
Senior Vice President          of OFI Private  Investments,  Inc.;  Director and
                               President  of  OppenheimerFunds  Legacy  Program;
                               Senior   Vice   President   of   OppenheimerFunds
                               Distributor, Inc.
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Kenneth Winston,               None
Senior Vice President

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Philip Witkower,               Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
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Brian W. Wixted,               Treasurer   of   HarbourView   Asset   Management
Senior Vice President and      Corporation;    OppenheimerFunds    International
Treasurer                      Ltd.,  Oppenheimer  Partnership  Holdings,  Inc.,

                               Oppenheimer   Real   Asset   Management,    Inc.,
                               Shareholder    Services,     Inc.,    Shareholder
                               Financial    Services,    Inc.,    OFI    Private
                               Investments,   Inc.,  OFI   Institutional   Asset
                               Management,   Inc.,   OppenheimerFunds   plc  and
                               OppenheimerFunds  Legacy  Program;  Treasurer and
                               Chief  Financial  Officer  of OFI Trust  Company;
                               Assistant  Treasurer of  Oppenheimer  Acquisition
                               Corp.

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Carol Wolf,                    Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management  Corporation;  serves  on the Board of

                               the Colorado Ballet.
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Kurt Wolfgruber,               Director  of  Tremont  Capital  Management,  Inc.
Executive Vice President,      (since  July  20012),  and of  HarbourView  Asset
Chief Investment Officer and   Management   Corporation  and  OFI  Institutional
Director                       Asset Management, Inc. (since June 2003)

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Caleb C. Wong,                 None
Vice President
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Edward C. Yoensky,             None
Assistant Vice President
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Jill Zachman,                  None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
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Lucy Zachman,                  None
Assistant Vice President
---------------------------------------------------------------------------------
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Robert G. Zack                 General Counsel and Director of  OppenheimerFunds
Executive Vice President and   Distributor,  Inc.; General Counsel of Centennial
General Counsel                Asset   Management   Corporation;   Senior   Vice
                               President  and  General  Counsel  of  HarbourView
                               Asset    Management     Corporation    and    OFI
                               Institutional  Asset  Management,   Inc.;  Senior
                               Vice  President,  General Counsel and Director of
                               Shareholder     Financial     Services,     Inc.,
                               Shareholder    Services,    Inc.,   OFI   Private
                               Investments,  Inc.  and OFI Trust  Company;  Vice
                               President    and    Director    of    Oppenheimer
                               Partnership   Holdings,    Inc.;   Director   and
                               Assistant  Secretary  of  OppenheimerFunds   plc;
                               Secretary  and  General  Counsel  of  Oppenheimer
                               Acquisition   Corp.;   Director   and   Assistant
                               Secretary   of   OppenheimerFunds   International
                               Ltd.;   Director   of   Oppenheimer   Real  Asset
                               Management,   Inc.  and  OppenheimerFunds  (Asia)
                               Limited);   Vice  President  of  OppenheimerFunds
                               Legacy Program.

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Neal A. Zamore,                None
Vice President
---------------------------------------------------------------------------------
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Mark D. Zavanelli,             None
Vice President
---------------------------------------------------------------------------------
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Alex Zhou,                     None
Assistant Vice President
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Arthur J. Zimmer,              Senior  Vice  President  (since  April  1999)  of
Senior Vice President          HarbourView Asset Management Corporation.
---------------------------------------------------------------------------------

The Oppenheimer Funds include the following:

Centennial America Fund, L.P.
Centennial California Tax Exempt Trust
Centennial Government Trust
Centennial Money Market Trust
Centennial New York Tax Exempt Trust
Centennial Tax Exempt Trust

Limited Term New York Municipal Fund (Rochester Portfolio Series)
OFI Tremont Core Diversified Hedge Fund
OFI Tremont Market Neutral Hedge Fund
Oppenheimer AMT-Free Municipals
Oppenheimer AMT-Free New York Municipals
Oppenheimer Balanced Fund
Oppenheimer Bond Fund (a series of Oppenheimer Integrity Funds)
Oppenheimer California Municipal Fund
Oppenheimer Capital Appreciation Fund
Oppenheimer Capital Income Fund
Oppenheimer Capital Preservation Fund
Oppenheimer Cash Reserves
Oppenheimer Champion Income Fund
Oppenheimer Convertible Securities Fund (Bond Fund Series)
Oppenheimer Developing Markets Fund
Oppenheimer Discovery Fund
Oppenheimer Emerging Growth Fund
Oppenheimer Emerging Technologies Fund
Oppenheimer Enterprise Fund
Oppenheimer Equity Fund, Inc.

Oppenheimer Global Fund
Oppenheimer Global Opportunities Fund
Oppenheimer Gold & Special Minerals Fund
Oppenheimer Growth Fund
Oppenheimer High Yield Fund
Oppenheimer International Bond Fund
Oppenheimer International Growth Fund

Oppenheimer International Large-Cap Core Fund (a series of Oppenheimer
International     Large-Cap Core Trust)
Oppenheimer International Small Company Fund
Oppenheimer International Value Fund (a series of Oppenheimer International
Value       Trust)
Oppenheimer Limited Term California Municipal Fund
Oppenheimer Limited-Term Government Fund
Oppenheimer Limited Term Municipal Fund (a series of Oppenheimer Municipal
Fund)
Oppenheimer Main Street Fund (a series of Oppenheimer Main Street Funds, Inc.)
Oppenheimer Main Street Opportunity Fund
Oppenheimer Main Street Small Cap Fund
Oppenheimer MidCap Fund
Oppenheimer Money Market Fund, Inc.

Oppenheimer Multi-Sector Income Trust
Oppenheimer Multi-State Municipal Trust (3 series):
   Oppenheimer New Jersey Municipal Fund
   Oppenheimer Pennsylvania Municipal Fund
   Oppenheimer Rochester National Municipals

Oppenheimer Principal Protected Main Street Fund (a series of Oppenheimer
Principal   Protected Trust)
Oppenheimer Principal Protected Main Street Fund II (a series of Oppenheimer
Principal   Protected Trust II)
Oppenheimer Quest Capital Value Fund, Inc.
Oppenheimer Quest For Value Funds (3 series):

   Oppenheimer Quest Balanced Fund
   Oppenheimer Quest Opportunity Value Fund
   Oppenheimer Small Cap Value Fund

Oppenheimer Quest International Value Fund, Inc.
Oppenheimer Quest Value Fund, Inc.
Oppenheimer Real Asset Fund
Oppenheimer Real Estate Fund
Oppenheimer Select Value Fund
Oppenheimer Senior Floating Rate Fund
Oppenheimer Series Fund, Inc. (2 series):
   Oppenheimer Disciplined Allocation Fund
Oppenheimer Value Fund
Oppenheimer Strategic Income Fund
Oppenheimer Total Return Bond Fund
Oppenheimer Tremont Market Neutral Fund, LLC
Oppenheimer Tremont Opportunity Fund, LLC
Oppenheimer U.S. Government Trust
Oppenheimer Variable Account Funds (11 series):
   Oppenheimer Aggressive Growth Fund/VA
   Oppenheimer Balanced Fund/VA

   Oppenheimer Bond Fund/VA
   Oppenheimer Capital Appreciation Fund/VA
   Oppenheimer Global Securities Fund/VA
   Oppenheimer High Income Fund/VA
   Oppenheimer Main Street Fund/VA
   Oppenheimer Main Street Small Cap Fund/VA
   Oppenheimer Money Fund/VA
   Oppenheimer Strategic Bond Fund/VA
   Oppenheimer Value Fund/VA
Panorama Series Fund, Inc. (4 series):
   Growth Portfolio
   Government Securities Portfolio
   Oppenheimer International Growth Fund/VA
   Total Return Portfolio
Rochester Fund Municipals

The address of the  Oppenheimer  funds  listed  above,  Shareholder  Financial
Services,  Inc.,  Shareholder  Services,  Inc.,   OppenheimerFunds   Services,
Centennial   Asset   Management   Corporation,   Centennial   Capital   Corp.,
Oppenheimer Real Asset Management,  Inc. and  OppenheimerFunds  Legacy Program
is 6803 South Tucson Way, Centennial, Colorado 80112-3924.

The address of OppenheimerFunds,  Inc.,  OppenheimerFunds  Distributor,  Inc.,
HarbourView Asset Management  Corporation,  Oppenheimer  Partnership Holdings,
Inc.,  Oppenheimer  Acquisition  Corp.,  OFI Private  Investments,  Inc.,  OFI
Institutional  Asset  Management,  Inc. and  Oppenheimer  Trust Company is Two
World Financial  Center,  225 Liberty Street,  11th Floor,  New York, New York
10281-1008.

The address of Tremont  Advisers,  Inc. is 555 Theodore  Fremd  Avenue,  Suite
206-C, Rye, New York 10580.

The  address  of  OppenheimerFunds  International  Ltd.  is Bloc C, Irish Life
Center, Lower Abbey Street, Dublin 1, Ireland.

The address of Trinity Investment  Management  Corporation is 301 North Spring
Street, Bellefonte, Pennsylvania 16823.

Item 31.    Location of Accounts and Records
--------------------------------------------

      The  accounts,  books and other  documents  required to be maintained by
Registrant  pursuant to Section  31(a) of the  Investment  Company Act of 1940
and rules  promulgated  thereunder are in the possession of  OppenheimerFunds,
Inc. at its offices at 498 Seventh Avenue, New York, New York 10018.

Item 32.    Management Services
-------------------------------

      Not applicable

Item 33.    Undertakings
------------------------

I.    The  Registrant  undertakes  to suspend the offering of Interests  until the  prospectus is amended if (1) subsequent to the effective date of its registration statement,  the net asset value of the Fund declines more than ten percent  from its net asset  value as of the  effective date of the registration  statement or (2) the net asset value of the
         Fund  increases to an amount  greater than its net proceeds as stated
         in the prospectus.

II.   The Registrant hereby undertakes:

(a)   to file,  during any period in which  offers or sales are being made,  a post-effective amendment to this registration statement:

(i)   to  include  any  prospectus   required  by  Section   10(a)(3)  of  the
            Securities Act of 1933;

(ii)  to  reflect  in the  prospectus  any facts or events  arising  after the effective date of the  registration  statement (or the most recent post-effective  amendment  thereof) which,  individually or in the aggregate,  represent a fundamental  change in the information set
            forth  in  the   registration   statement.   Notwithstanding   the
            foregoing,  any  increase  or  decrease  in volume  of  securities offered (if the total dollar  value of  securities  offered  would not exceed that which was  registered)  and any deviation from the low or high end of the  estimated  maximum  offering  range may be reflected  in the form of  prospectus  filed  with the  Commission pursuant to Rule 424(b)  under the  Securities  Act of 1933 if, in the aggregate,  the changes in volume and price  represent no more than a 20%  change in the  maximum  aggregate  offering  price set forth  in the  "Calculation  of  Registration  Fee"  table  in the effective registration statement; and

(iii) to  include  any  material  information  with  respect  to the  plan  of
            distribution   not  previously   disclosed  in  the   registration
            statement  or any  material  change  to  such  information  in the registration statement;

(b)   that, for the purpose of determining  any liability under the Securities
         Act of 1933,  each such  post-effective  amendment shall be deemed to be a new  registration  statement  relating to the Interests  offered therein,  and the  offering  of the  Interests  at that time shall be deemed be the initial bona fide offering thereof; and

(c)   to remove from  registration by means of a post-effective  amendment any of  the  Interests  being  registered  which  remain  unsold  at  the termination of the offering.
III.  The  Registrant  undertakes  to send by first  class mail or other means designed to ensure equally prompt  delivery  within two business days of receipt of a written or oral request,  the Registrant's  Statement of Additional Information.